Telephone and Data Systems, Inc.

30 N. LaSalle, Suite 4000

Chicago, IL  60602

312-630-1900

Fax:  312-630-9299

VIA EDGAR

July 14, 2010

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:      Telephone and Data Systems, Inc.

            Form 10-K for the Year ended December 31, 2009; and
            Form 10-Q for the Period Ended March 31, 2010

            Filed February 25, 2010 and May 10, 2010

            File No. 1-14157

Dear Mr. Spirgel:

Reference is made to your letter dated May 18, 2010 to Kenneth R. Meyers, Executive Vice President and Chief Financial Officer of Telephone and Data Systems, Inc. (“TDS” or “Company”) regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comments on the above-referenced filings.  The Company provided responses to such comments in a letter dated June 2, 2010.  Subsequently, at the request of Joe Cascarano, SEC Staff Accountant, representatives of TDS, its subsidiary, U.S. Cellular Corporation, and their independent public accounting firm, PricewaterhouseCoopers LLP, held a call with representatives of the SEC on July 1, 2010 relating to the Company’s response to Comment 2.  As requested by the SEC Staff on that call, this letter provides the following information with respect to Comment 2:

•         A copy of the valuation report with respect to the fair value of U.S. Cellular’s indefinite-lived intangible assets dated as of November 1, 2009 prepared by Marsh Inc., the Company’s valuation consultant. (EXHIBIT A)

•         A summary of the weighted average cost of capital (“WACC”) of the three largest national market participants in the wireless industry using several different estimation techniques and/or data sources.  The various estimates show the WACC for these market participants to generally be in the range of 6.5% to 7.5% versus the 10% WACC (excluding the company specific risk premium) used by the Company in its license impairment testing. (EXHIBIT B)

In connection with responding to the SEC Staff’s comments, the Company acknowledges that

•     The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•     SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•     The Company may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s management has reviewed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors and with its independent public accounting firm, PricewaterhouseCoopers LLP.  If you have any questions, please contact Douglas D. Shuma, Senior Vice President and Corporate Controller, at (608) 664-6122 or me at (312) 592-5304.

Yours truly,

Telephone and Data Systems, Inc.

By:	/s/ Kenneth R. Meyers
Kenneth R. Meyers Executive Vice President and Chief Financial Officer

cc:        Douglas D. Shuma

EXHIBIT A

Valuation Report

[See Attached]

February 22, 2010

Valuation Consulting Services in
Connection with ASC 350

As of November 1, 2009

U.S. Cellular Corporation

February 22, 2010	1166 Avenue of the Americas New York, NY 10036 212 345 6000 Fax 212 345 4808 www.marsh.com

Mr. Martin Ross
Director – Accounting Policy
Telephone and Data Systems, Inc.
8410 Greenway Blvd
Middleton, WI 53562-8010

Dear Mr. Ross:

Marsh USA Inc. (“Marsh”) has concluded its valuation analysis to determine the fair value of equity of the five operating communities of U.S. Cellular Corp. (“U.S. Cellular” or the “Company”), identified by the Company as the Central Region, Mid-Atlantic Region, New England Region, New York Region, and Northwest Region (collectively the “Communities” or the “Reporting Units”), pursuant to Accounting Standards Codification No. 350 Intangibles — Goodwill and Other (“ASC 350,” formerly known as SFAS 142). We also determined the fair value of the indefinite lived FCC licenses (the “Operating Licenses”) of the Communities pursuant to ASC 350. U.S. Cellular also owned several licenses in markets where the Company was not yet operating (the “Unbuilt Licenses”). As part of this analysis, U.S. Cellular management provided Marsh with the estimated fair value of the Unbuilt Licenses. As a result, the fair value analysis of the Unbuilt Licenses was excluded from the scope of the analysis. We understand that our findings will be used by U.S. Cellular management for financial reporting purposes in accordance with ASC 350. The date of valuation is November 1, 2009 (the “Valuation Date”). No other use of our valuation report is intended or should be inferred.

Definition of Value

The standard of value in ASC 350 is fair value, in accordance with Accounting Standard Codification 820 – Fair Value Measurements and Disclosures (“ASC 820,” formerly known as SFAS 157). ASC 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In estimating the fair value of the Reporting Units and Operating Licenses we will assume their use in an ongoing business in accordance with the relevant accounting literature including ASC 350.

Scope of the Engagement

The impairment test of the goodwill and indefinite lived intangible assets of U.S. Cellular has been completed in accordance with the provisions of ASC 350. ASC 350 requires companies to test the impairment of goodwill and other indefinite lived intangible assets of each reporting unit at least annually.

February 22, 2010
Mr. Martin Ross

Management identified the Communities and Operating Licenses for impairment testing and provided the carrying amount (net book value of equity) of the Communities and the carrying amount (book value) of the Operating Licenses. As discussed above, U.S. Cellular management provided the net asset values of the Unbuilt Licenses which included the 700 MHz and PCS/AWS licenses. The fair value of the Unbuilt Licenses were added back to the total fair value of equity of the Reporting Units to derive the total fair value of equity of U.S. Cellular for the purposes of reconciling the fair value of equity to the market capitalization of U.S. Cellular. As a result, a fair value analysis of the Unbuilt Licenses was excluded from the scope of the analysis.

The procedures used in our analysis included such substantive steps, as we considered necessary, including, but not necessarily limited to, the following:

  Analysis of conditions in, and the economic outlook for, the U.S. wireless telecommunications industry;

  Analysis of general market data, including economic, governmental, and environmental forces, that may affect the value of U.S. Cellular, the Reporting Units, and the Operating Licenses;

  Discussions with management concerning the history and future operations of the Company and the Reporting Units;

  Discussions with management to obtain an explanation and clarification of data provided;

  Analysis of U.S. Cellular’s detailed operating projections for each Community, which included estimates of revenues, operating expenses, depreciation, operating margins (e.g., earnings before interest and taxes), working capital investments, and capital expenditures. The projections provided by management, which management represented were based on market participant assumptions, formed the basis for our Discounted Cash Flow (“DCF”) analysis;

  Review of investors’ expectations regarding publicly traded companies engaged in the same or similar lines of business as U.S. Cellular, as indicated by the financial press and investment advisory services;

  Development of valuation models to value the Reporting Units and the Operating Licenses, including gathering market and industry information in support of various assumptions; and

  Analysis of other facts and data considered pertinent to this valuation to arrive at a conclusion of the fair values for the Reporting Units and the Operating Licenses.

In the course of our valuation, we used financial and other information provided by U.S. Cellular. We also used financial and other information obtained from private and public sources we considered reliable, and our conclusions are dependent on such information being complete and accurate in all material respects.

This valuation report comprises:

February 22, 2010
Mr. Martin Ross

A.	This letter, which identifies the Reporting Units and assets valued, describes the nature of the valuation investigation, and presents the conclusions of value;
B.

A narrative report, which sets forth the history and nature of the operations, an economic and industry outlook, a description of valuation theory, and a presentation and correlation of the valuation techniques employed and the conclusions of value; and

C.	The following Appendices:

Appendix A:	Summary Exhibits
Appendix B:	Central Community Valuation
Appendix C:	Mid-Atlantic Community Valuation
Appendix D:	New England Community Valuation
Appendix E:	New York Community Valuation
Appendix F:	Northwest Community Valuation
Appendix G:	Calculation of WACC

Conclusion

Based on the information provided and the analysis conducted, and subject to the attached Statement of General Assumptions and Limiting Conditions, the following tables summarize our opinion of the fair value of the Communities and Operating Licenses as of the Valuation Date:

Reporting Unit	Fair Value of Equity ($ millions)	Net Book Value of Equity (1) ($ millions)
Central Region	$1,904	$1,094
Mid-Atlantic Region	1,068	677
New England Region	445	222
New York Region	178	126
Northwest Region	464	318
Total	$4,059	$2,437
Notes:
(1) Net book value of equity provided by management

February 22, 2010
Mr. Martin Ross

Reporting Unit	Fair Value of Operating Licenses ($ millions)	Book Value of Operating Licenses (1) ($ millions)

Central Region	$641	$623
Mid-Atlantic Region	199	197
New England Region	104	76
New York Region	NA	0
Northwest Region	57	71
Total	$1,001	$967
Notes:
(1) Book value of Licenses provided by management.

We appreciate the opportunity to provide our valuation services. Please do not hesitate to contact us if you have any questions or if we can be of further assistance concerning this engagement. A copy of this report is retained in our files together with the data from which it was prepared.

Respectfully submitted,

Table of Contents

1.	Introduction		1
	n	Description of the Assignment	1
	n	Sources of Information	2
	n	Overview of U.S. Cellular Corporation	3

2.	Economic and Industry Overview		6
	n	Overview of the U.S. Economy	6
	n	Overview of the Industry	7
	n	Economic and Industry Outlook Conclusion	9

3.	Valuation Theory		10
	n	Introduction	10
	n	ASC 350 Analysis	10

4.	Business Enterprise Valuation		12

5.	General Valuation Overview		14
	n	Income Approach	14
	n	Market Approach	14
	n	Cost Approach	14
	n	Selected Approaches	15

6.	Determination of the Fair Value of the Communities		16
	n	Introduction	16
	n	Valuation Approach	16
	n	Valuation of the Communities	17
	n	Discounted Cash Flow Analysis – Central Community	17
	n	Discounted Cash Flow Analysis – Mid-Atlantic Community	20
	n	Discounted Cash Flow Analysis – New England Community	22
	n	Discounted Cash Flow Analysis – New York Community	24
	n	Discounted Cash Flow Analysis – Northwest Community	26
	n	Conclusion and Summary of Values	29
	n	Comparison of Fair Value of Equity to U.S. Cellular Market Capitalization	29

7.	Determination of the Fair Value of the Operating Licenses		31
	n	Introduction	31
	n	Valuation Approach	31
	n	Valuation of the Central Operating Licenses	33
	n	Valuation of the Mid-Atlantic Operating Licenses	36
	n	Valuation of the New England Operating Licenses	39
	n	Valuation of the Northwest Operating Licenses	42

	n	Conclusion and Summary of Values	45
	n	Comparison to Excess Cash Flow Method	46

8.	Determination of the Discount Rate		48
	n	Introduction	48
	n	Cost of Equity	48
	n	Cost of Debt	50
	n	WACC	50
	n	Selection of Discount Rates	51

9.	Summary and Conclusion of Value		53

10.	Statement of General Assumptions and Limiting Conditions		55

11.	Certification of Value		57

Introduction

Description of the Assignment

Marsh USA Inc. (“Marsh”) has concluded its valuation analysis to determine the fair value of equity of the five operating communities of U.S. Cellular Corp. (“U.S. Cellular” or the “Company”), identified by the Company as the Central Region, Mid-Atlantic Region, New England Region, New York Region, and Northwest Region (collectively the “Communities” or the “Reporting Units”), pursuant to Accounting Standards Codification No. 350 Intangibles – Goodwill and Other (“ASC 350,” formerly known as SFAS 142). We also determined the fair value of the indefinite lived FCC licenses (the “Operating Licenses”) of the Communities pursuant to ASC 350. U.S. Cellular also owned several licenses in markets where the Company was not yet operating (the “Unbuilt Licenses”). As part of this analysis, U.S. Cellular management provided Marsh with the estimated fair value of the Unbuilt Licenses. As a result, the fair value analysis of the Unbuilt Licenses was excluded from the scope of the analysis. We understand that our findings will be used by U.S. Cellular management for financial reporting purposes in accordance with ASC 350. The date of valuation is November 1, 2009 (the “Valuation Date”). No other use of our valuation report is intended or should be inferred.

The standard of value in ASC 350 is fair value, in accordance with Accounting Standard Codification 820 — Fair Value Measurements and Disclosures (“ASC 820,” formerly known as SFAS 157). ASC 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In estimating the fair value of the Reporting Units and Operating Licenses we will assume their use in an ongoing business in accordance with the relevant accounting literature including ASC 350.

The impairment test of the goodwill and indefinite lived intangible assets of U.S. Cellular has been completed in accordance with the provisions of ASC 350. ASC 350 requires companies to test the impairment of goodwill and other indefinite lived intangible assets of each reporting unit at least annually.

Management identified the Communities and Operating Licenses for impairment testing and provided the carrying amount (net book value of equity) of the Communities and the carrying amount (book value) of the Operating Licenses. As discussed above, U.S. Cellular management provided the net asset values of

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the Unbuilt Licenses which included the 700 MHz and PCS/AWS licenses. The fair value of the Unbuilt Licenses were added back to the total fair value of equity of the Reporting Units to derive the total fair value of equity of U.S. Cellular for the purposes on reconciling the fair value of equity to the market capitalization of U.S. Cellular. As a result, a fair value analysis of the Unbuilt Licenses was excluded from the scope of the analysis.

The procedures used in our analysis included such substantive steps, as we considered necessary, including, but not necessarily limited to, the following:

n	Analysis of conditions in, and the economic outlook for, the U.S. wireless telecommunications industry;

n	Analysis of general market data, including economic, governmental, and environmental forces, that may affect the value of U.S. Cellular, the Reporting Units, and the Operating Licenses;

n	Discussions with management concerning the history and future operations of the Company, the Reporting Units, and the Operating Licenses;

n	Discussions with management to obtain an explanation and clarification of data provided;

n	Analysis of U.S. Cellular’s detailed operating projections for each Community, which included estimates of revenues, operating expenses, depreciation, operating margins (e.g., earnings before interest and taxes), working capital investments, and capital expenditures (“CAPEX”). The projections, which management represented were based on market participant assumptions, formed the basis for our Discounted Cash Flow (“DCF”) analysis;

n	Review of investors’ expectations regarding publicly traded companies engaged in the same or similar lines of business as U.S. Cellular, as indicated by the financial press and investment advisory services;

n	Development of valuation models to value the Reporting Units and Operating Licenses, including gathering market and industry information in support of various assumptions; and

n	Analysis of other facts and data considered pertinent to this valuation to arrive at a conclusion of the fair values for the Reporting Units and the Operating Licenses.

In the course of our valuation, we used financial and other information provided by U.S. Cellular. We also used financial and other information obtained from private and public sources we considered reliable, and our conclusions are dependent on such information being complete and accurate in all material respects.

Sources of Information

As part of our due diligence, we relied upon documents supplied by U.S. Cellular, including the following:

1.	Projected financial information for each of the Communities from 2010 to 2019;
2.	Balance sheets for each of the Communities as of October 31, 2009;

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3.	Projected financial information for the Operating Licenses over the 7-year build-out period utilized in the Greenfield approach;
4.	Fair value of the Unbuilt Licenses (including the 700 MHz and PCS/AWS licenses);
5.	The most recent analyst reports for USM and the guideline comparable companies;
6.	Starting working capital balances for each Reporting Unit as of the Valuation Date;
7.	Net book equity values for the Reporting Units and Operating Licenses as of the Valuation Date;
8.	Debt book values for each Reporting Unit as of the Valuation Date; and
9.	Key metrics for the guideline companies, including penetration rates, subscriber churn, ARPU, capital expenditures, EBITDA margins, service revenue, and average customers, that support key assumptions used in deriving the overall projections for each Reporting Unit;

Other information regarding U.S. Cellular’s industry and economic outlook, and equity market and financial data were obtained from sources deemed to be reliable. In addition, we conversed with U.S. Cellular management concerning the financial and general outlook of the Company.

Overview of U.S. Cellular Corporation

U.S. Cellular owns, manages, and invests in wireless systems throughout the U.S. and is the nation’s fifth largest wireless service provider, offering service to several major metropolitan markets as well as mid-and small–sized cities. As of September 30, 2009, the Company provided wireless telecommunications services to approximately 6.1 million customers (out of a total market population of 46.3 million), which included 5.7 million retail customers, in five geographic market areas in 26 states for an average penetration rate in the Company’s consolidated operating markets of 13.2 percent. As of December 31, 2008, U.S. Cellular owned interests in 239 consolidated wireless markets and operated 6,877 cell sites.

U.S. Cellular was incorporated in 1983 and began providing cellular service in 1985 in the Knoxville, Tennessee and Tulsa, Oklahoma markets. Now based in Chicago, the Company has since expanded its wireless networks and customer service operations. U.S. Cellular’s ownership interests in wireless licenses include both consolidated and investment interests in cellular licenses covering metropolitan statistical areas (“MSA”) and rural service areas (“RSA”), PCS licenses covering basic trading areas (“BTA”) and metropolitan trading areas (“MTA”), advanced wireless service licenses covering MSAs, economic areas (“EA”), and regional economic area groupings (“REAG”), and 700 megahertz licenses covering EAs, REAGs and Cellular Market Areas (“CMA”), as designated by the FCC. As of December 31, 2008, U.S. Cellular owned either a majority or minority interests in licenses in a total of 362 markets. Of those total markets, the Company has entered into binding agreements to acquire an additional 23 licenses, has investment interests in an additional 16 licenses and has non-controlling interests to an additional 84 licenses in incremental, non-overlapping markets to be granted to King Street Wireless, L.P. (“King Street Wireless”) and Aquinas Wireless, L.P. (“Aquinas Wireless”) with respect to FCC Auctions. The Company has limited partnership interests in both King Wireless and Aquinas Wireless and is expected to benefit from these additional licenses. The spectrum attained from these licenses covers areas that complement the Company’s strategic footprint and could help support an eventual transition to 4G/Long-Term Evolution network technology.

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Below is a map of U.S. Cellular’s licensed areas, as of December 31, 2008.

The Company’s services include local, regional, and national service plans, mobile messaging, voice services, mobile-to-mobile dialing, prepaid service, wireless office products, data services, international long distance, directory assistance call completion, and roadside assistance, among others. U.S. Cellular operates as a majority-owned subsidiary of Telephone and Data Systems, Inc. (“TDS”); TDS owns 82.0 percent of the combined total of the outstanding common shares and Series A common shares of the Company and controls 95.7 percent of the combined voting power of both classes of common stock.

Total annual revenue, consisting of cellular service revenue and equipment revenue, was $3.94 billion for the fiscal year ending December 31, 2008, which represented an increase of approximately 7.0 percent over 2007 revenue of $3.68 billion. The increase in revenue was primarily driven by increases in the number of customers serviced, which increased from 6.102 million customers to 6.196 million customers, along with an increase in average monthly service revenue per customer (“ARPU”), which increased to $53.23 from $51.17 in 2007. The increase in ARPU was favorably affected by increases in data service revenue, which grew from $368 million in 2007 to $512 million in 2008, representing an annual growth rate of approximately 39.1 percent. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) in 2008, excluding impairment charges, gains/losses on assets held for sale, and gains/losses on investments, was approximately $1.0 billion, resulting in an EBITDA margin, as a percent of total revenue, of 23.6 percent. In 2007, EBITDA was approximately $1.0 billion, or 26.2 percent of total revenue. The decrease in the EBITDA margins between 2007 and 2008 was primarily attributable to higher systems operations costs, which were impacted by increased use of roaming minutes; additional maintenance, utility and cell site expense from expansion; and the continued migration by consumers to voice plans with a larger number of packaged minutes, text messaging plans, and other data offerings. In addition, the EBITDA margin was negatively impacted by increases in the average cost per handset sold as a result of sales of more expensive handsets with expanded capabilities, which were expected to drive data revenues.

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The table below lists U.S. Cellular’s 2009 projections for service revenues, operating income, depreciation, amortization and accretion expense and capital expenditures as of September 30, 2009.

2009 Estimated Results
Service Revenues	$3,900-$3,950 million
Operating Income	$300-$375 million
Depreciation, Amortization and Accretion Expenses	Approx. $600 million
Capital Expenditures	Approx. $575 million
Source: USM 10-Q as of September 30, 2009

Sources: U.S. Cellular SEC Filings; and Capital IQ.

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Economic and Industry Overview

Overview of the U.S. Economy

Overview

In the third quarter of 2009, the U.S. economy began to show signs of recovery with real gross domestic product (“GDP”) increasing at an annual rate of 3.5 percent, according to advance estimates released by the Bureau of Economic Analysis. In contrast, real GDP in the second quarter of 2009 decreased 0.7 percent. The increase in real GDP in the third quarter primarily reflected positive contributions from personal consumption expenditures (“PCE”), exports, private inventory investment, federal government spending, and residential fixed investment that were partly offset by an upturn in imports, a downturn in state and local government spending, and a deceleration in federal government spending.

According to the August 2009 forecast, The Congressional Budget Office (“CBO”) anticipated that real GDP would decline by 2.5 percent in 2009. According to the CBO, the current recession has been the most severe since the 1930s, but in recent months has experienced some improvements as job loss has slowed. The CBO anticipates a recovery in 2010 and 2011 with real GDP growing by 1.7 percent and 3.5 percent, respectively.

Employment

In the third quarter of 2009, job losses were large and widespread throughout most major industry sectors. Since the recession began in December of 2007, payroll employment has fallen by 8.2 million. Non-farm payroll employment continued to trend down in the third quarter of 2009, decreasing by 304,000 in July, 216,000 in August and 263,000 in September. In October of 2009, employment fell by an additional 190,000 jobs. In the first half of 2009, non-farm payroll employment decreased by 1,308,000 jobs in the second quarter and 2,055,000 jobs in the first quarter. In comparison, in the second half of 2008 non-farm payroll employment experienced a decline of 2,112,000 jobs and a decline of only 291,000 jobs in the first half of 2008.

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Given the headwinds the economy faced, the unemployment rate increased from an average of 9.5 percent in the second quarter of 2009 to an average of 9.8 percent at the end of the third quarter of 2009. In October of 2009, unemployment rose further to 10.2 percent. Since the beginning of the recession the unemployment rate has increased by 5.3 percent. The largest decreases in employment occurred in the manufacturing industry as job losses decreased by 61,000 in October and 51,000 in September and a total of 2.1 million during the recession. Employment continued to fall in construction, which declined by 62,000 jobs in October and 64,000 jobs in September mainly in the non residential and heavy construction sectors. In addition, employment declined in retail trade, government employment, transportation, and warehousing, while the health care industry and temporary help services continued to add jobs, while the financial activities, professional and business services, leisure and hospitality, and information industries showed little or no change in September of 2009. According to the CBO forecast, the unemployment rate was expected to be 9.3 percent at the end of 2009 and increase further in 2010 to 10.2 percent, before declining in 2011 to 9.1 percent.

Inflation and Interest Rates

According to the Survey of Professional Forecasters, core inflation, as measured by the fourth-quarter over fourth-quarter rate of change in the consumer price index (“CPI”), was expected to average 1.7 percent in 2009, up from the previous estimate of 1.3 percent over the same period, and 1.5 percent in 2010. During the next ten years, forecasters expected inflation as measured by CPI to average 2.5 percent. This is consistent with the Philadelphia Fed's measure of long-term expectations for inflation that has held steady at 2.5 percent since the late 1990s.

Forecasters anticipated short-term interest rates, as measured by the rate on three-month Treasury bills, to average 0.2 percent in 2009, as compared to the average 1.4 percent in 2008. Long-term rates, as measured by the yield on 10-year Treasury bonds, were expected to average 3.4 percent in 2009 as compared to the average of 3.7 percent in 2008.

The U.S. economy was in an economic recession, faced with a weakened financial sector due to rising defaults on sub prime mortgages and the decline in value of the securities backed by those mortgages. To mitigate the impact of the volatility in credit markets and to attempt to stimulate the economy, the Federal Reserve (the “Fed”) had enacted a series of interest rate cuts. The Fed dropped the target for the federal funds rate multiple times from its December 2007 level of 4.25 percent to a federal funds rate of 1.0 percent in October of 2008. As of December of 2008, the Fed dropped the rate further to its current level of 0 percent to 0.25 percent which it has maintained throughout the first three quarters of 2009. The Fed continues to anticipate that the economic conditions likely warrant exceptionally low levels of the federal funds rate for an extended period.

Sources: “Survey of Professional Forecasters,” Third Quarter 2009 Release; Bureau of Economic Analysis; Bureau of Labor Statistics; Congressional Budget Office; and Federal Reserve Board.

Overview of the Industry

In 2009, the U.S. wireless communications industry was comprised of nearly 11,000 companies that had combined revenue of approximately $193.0 billion. The industry was highly concentrated, with the top four major players in the industry accounting for 83.8 percent of total revenues in 2009, an increase of 61.1 percent from 2002. The top four major industry players in the U.S. are: AT&T Mobility, Verizon Wireless, Sprint Nextel, and T-Mobile USA. The significant increase in industry concentration can be

Marsh	7

credited to waves of mergers and acquisitions that have occurred over the past decade. Currently, major players continue to acquire smaller entities, particularly in rural areas, which is a sign that this industry is getting closer to maturity.

The wireless communications industry consists of cellular services, all other wireless services, and paging. Cellular Services comprised the majority of industry revenues at 79.5 percent, followed by All Other Wireless Services at 20.0 percent and Paging at 0.5 percent. Voice and network access services remained the primary segment for usage within the Cellular Services segment; however, data use increased sharply due to advancements in modern cell phone technology. Paging has become obsolete since the turn of the millennium, as cellular services have offered greater functionality and individuality at declining prices. All Other Wireless Services includes installation services for telecommunications networks (0.1%), reselling services for telecommunications equipment (5.4%) and all other revenue, including investments. The largest service offering within the All Other Wireless Services segment was broadband personal communications services (PCS), which was a huge growth market over the past four years.

The wireless services segment operates within three core markets: General Consumers/Residential, Small and Medium Businesses (SMB), and Corporate. General Consumers was the largest market segment, generating 55.0 percent of industry revenues, followed by SMB at 30.0 percent and Corporate at 15.0 percent. Price sensitivity with the General Consumers segment was the highest. In order to compete in the wireless services space, industry players that also operate in wired communications have had to pitch plans that make cellular services a more attractive option than fixed line offerings, which resulted in some cannibalization of revenues. Marketing to the SMB segment has been concentrated on offering mobility to their business operations, through the bundling of cell phone and laptop data card plans, while maximizing cost savings. Strong uptake of wireless devices in the General Consumers segment has eroded SMB market share. The Corporate segment was typified by long-term contracts, more predictable usage patterns and the lowest price sensitivity, which has made this segment the most attractive for a number of industry players.

The wireless communications industry has boomed over the last five years, as consumers have become increasingly dependent on cellular phones in meeting their communications needs. Many consumers have disconnected their land line phones and solely rely on their cellular phones. The number of wireless subscribers has reached an estimated 280.2 million, which represented approximately 91.4% of the U.S. population. The top four industry players had an estimated 249.6 million subscribers at the end of the second quarter of 2009.

Growth within the wireless communications industry has been steady, but growth rates have declined in recent years due to degrading conditions in the U.S. economy, as summarized in the table below:

Year	Revenue ($mil)	Growth (%)
2004	$145,310	N/A
2005	$154,419	6.3
2006	$169,419	9.7
2007	$181,113	6.9
2008	$188,990	4.3
2009	$193,063	2.2

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In 2010, the U.S. economy was expected to gather pace. The labor market was expected to stabilize throughout the year, boosting consumer confidence and fueling spending on services such as wireless communications. The industry has benefited from consumers relying on wireless communications as a viable substitute for their land line services, as well as being a business and daily life necessity. Forecasted growth rates in the wireless communications industry in 2010 and beyond are summarized in the table below:

Year	Revenue ($mil)	Growth (%)
2010	$203,786	5.6
2011	$212,102	4.1
2012	$223,299	5.3
2013	$234,868	5.2
2014	$250,087	6.5
2015	$268,294	7.3

Over the next five years, the wireless communications industry was expected to continue to expand, aided by economic recovery and the advent of technological advances. In particular, the establishment of 4G infrastructure was expected to expand network capabilities, facilitate higher consumption in the long-term, and lead the way for a plethora of new services. Continued growth in wireless subscribers was expected to drive higher revenues to support network expansion and advancement.

Source: IBIS World, November 19, 2009; Wireless Telecommunications Carriers in the U.S.: 51332.

Economic and Industry Outlook Conclusion

Current poor economic conditions were expected to have a negative impact on the short-term performance of wireless communications firms. In addition, increased consolidation has led to a more saturated market which has led to increased competition and difficulties in building market share. Economic recovery was expected in the near-term, but was projected to be a gradual process. The longer-term outlook for the industry was positive based on favorable industry fundamentals and expected improvements in long-term economic conditions.

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Valuation Theory

Introduction

Before any valuation can be made, the appropriate premise of value should be established. There are general premises of value:

n	Value-in-exchange and
n	Value-in-use.

Value-in-exchange reflects the actions of buyers, sellers, and investors, and implies the value at which an asset would sell on a piecemeal basis. Value-in-use is the value of the asset as part of a continuing business and reflects the extent to which the asset contributes to the profitability of the enterprise. The adoption of one or the other of these two premises can have a marked effect on the valuation analysis of an asset.

Assets that are special purpose in nature may have little value if marketed piecemeal, yet may provide a substantial contribution to the business. This value can be estimated, and is termed value-in-use or value as part of a going concern.

In an acquisition, a prudent investor is typically not as interested in the liquidation value of the individual assets, but rather in the contribution the assets make to future income streams or cash flows. Therefore, the premise of value-in-use is the proper basis for determining fair value in the purchase of a continuing business.

ASC 350 Analysis

According to ASC 350, impairment testing for goodwill is a two-step process:

n	Step One: First, the entity must determine whether impairment of goodwill exists. ASC 350 states that impairment is determined by estimating the fair value of a reporting unit and comparing that value to the reporting unit’s carrying value (or book value of equity). If the fair value exceeds the

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carrying amount of the reporting unit, an impairment loss is not recognized. Our valuation analysis focuses on Step One only.

n	Step Two: Second, if it is determined that an impairment exists (i.e. the fair value is less than the carrying amount of a reporting unit), the fair value of the reporting unit is allocated to all of the assets and liabilities of that reporting unit, with the excess of fair value over allocated net assets representing the fair value of its goodwill. An impairment loss is measured as the amount by which the carrying value of the reporting unit’s goodwill exceeds the estimated fair value of that goodwill.

According to ASC 350, an intangible asset that is determined to have an indefinite useful life shall not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. According to ASC 350, the impairment test for indefinite lived intangible assets consists of a comparison of the fair value of an intangible asset with its carrying amount (or book value). If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized and the adjusted carrying amount of the intangible asset shall be its new accounting basis. The Operating Licenses of U.S. Cellular were classified by management as indefinite lived intangible assets and were therefore tested for impairment pursuant to ASC 350. The impairment test for the Operating Licenses consisted of a comparison of the fair value of the Operating Licenses in each Community to the carrying amount (book value) of the Operating Licenses in each Community (excluding the New York community). As discussed above, the management of U.S. Cellular provided the net asset value of the Unbuilt Licenses, which included the 700 MHz and PCS/AWS licenses, and were added back to the total fair value of equity of the Reporting Units to derive the total fair value of equity of U.S. Cellular.

During the course of our work, we held discussions with management concerning the history, nature, and future prospects of the Company’s business. Management provided certain historical and projected financial information. In the course of our valuation analysis, we relied upon such information as well as on information from various public, financial, and industry sources. Our conclusion is dependent on such information being complete and accurate in all material respects. However, as is customary in the business valuation profession, the scope of our work will not enable us to accept responsibility for the accuracy and completeness of such provided information.

Since the procedures we performed as related to the financial statements and projections on this assignment are limited in scope, and do not constitute an examination, review, or compilation of historical information in accordance with generally accepted auditing standards or an examination, review, or compilation of prospective information in accordance with established standards by the American Institute of Certified Public Accountants, we do not express an opinion on the financial, statistical, or other data provided by management included in our summary of findings.

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Business Enterprise Valuation

In estimating the fair value of equity of the Reporting Units, we first determined their respective business enterprise values. To derive the fair value of equity of each Reporting Unit, the respective debt levels, based on balance sheets provided by management, was subtracted from the business enterprise values.

The fair value of a business enterprise is equal to the value of the capital employed in the business or, alternatively, as the value of the assets employed. This relationship is derived from the traditional accounting equation:

Assets = Liabilities + Shareholders’ Equity
or
CA + FA + IA = CL + LTD + SE

Where:
	CA	=	Current Assets
	FA	=	Fixed Assets
	IA	=	Intangible Assets
	CL	=	Current Liabilities
	LTD	=	Long-Term Debt
	SE	=	Shareholders' Equity

Subtracting CL from both sides, we have:

(CA - CL) + FA + IA = LTD + SE

Since (CA - CL) is net working capital (NWC), and since (LTD + SE) is defined as the value of the invested capital (IC), the above equation may be rewritten as:

IC = NWC + FA + IA

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For public companies, such value is determined by supply and demand factors in the public market that functions with reasonable effectiveness. In the absence of an effective public market, however, fair value can be estimated by analytical techniques.

There are many factors that must be considered in the estimation of fair value. These include, but are not limited to, (1) size and growth potential of the markets for the company's products or services; (2) the breadth of products or services offered as well as the diversity and stability of the company's earnings base; (3) the cost and availability of equipment, labor, and other factors critical to the operation of the business; (4) the effect of government regulation on firm revenue, net income, and expenditure plans; (5) quality and depth of management, including management's ability to maintain or improve the company's competitive position; (6) quality and efficiency of facilities; (7) the financial condition of the company and its ability to handle ongoing capital requirements; (8) the company's dividend paying ability; and (9) the overall condition of the economy, the industry, and the securities markets, including the general regard investors hold for the company's industry as an investment medium.

In summary, the estimation of fair value is a matter of judgment giving consideration to all relevant qualitative and quantitative factors. In the final analysis, all of the factors listed above relate to the enterprise's earning power and the risk associated with those earnings. Investors will discount or capitalize such earnings and cash flow at a rate that reflects the degree of risk or uncertainty in comparison with alternative investment opportunities.

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General Valuation Overview

The methods commonly used to develop approximate indications of value for a business or asset are the income, market, and cost approaches.

Income Approach

The income approach focuses on the income-producing capability of a business or asset. The income approach measures the current value of a business or asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions, and proceeds from disposition. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risks associated with the particular investment. The discount rate selected is generally based on rates of return available from alternative investments of similar type and quality as of the valuation date.

Market Approach

The market approach measures the value of a business or asset through an analysis of recent sales or offerings of comparable businesses or assets. Adjustments are made to account for differences between the subject business or asset being valued and the comparable businesses or assets used in the analysis.

Cost Approach

The cost approach measures the value of a business or asset by the cost to reconstruct or replace it with another of like utility. To the extent that the assets being valued provide less utility than new assets, the reproduction or replacement cost new would be adjusted to reflect appropriate physical deterioration, functional obsolescence, and economic obsolescence. The cost approach recognizes that a prudent investor would not ordinarily pay more for property or an asset than the cost to replace them new.

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Selected Approaches

Application to U.S. Cellular’s Communities

As stated previously, we determined the fair value of the five identified Communities of U.S. Cellular. U.S. Cellular had active operations in each of the Communities as of the Valuation Date. Therefore, we utilized the income approach (in the form of a DCF methodology) in our determination of the fair value of the Communities. The market approach (based on the fair value of U.S. Cellular’s overall operations as evidenced by its publicly-traded stock price) was utilized to corroborate the overall value of U.S. Cellular based on the DCF approach. Since each individual Community has value drivers and risks specific to its geographic region (in contrast to the broader geographic scope of the comparable companies), the market approach was not utilized to value each Community.

A cost approach was not applied for the valuation of the Communities, since the cost approach tends to understate the value of a business and is most appropriate for asset intensive businesses.

Application to the Operating Licenses

In valuing the Operating Licenses, the income approach, utilizing the Greenfield approach, was applied. The Greenfield approach assumes that the only asset inherent in the company at the date of valuation is its license, and that all expenditures required to develop the business, including costs to construct a network and acquire subscribers, employees, etc., must be incurred. This approach values the license from the perspective that a buyer purchasing the license today must completely build the required network, and assumes the company owning the license is a new entrant into the market. U.S. Cellular management prepared projections associated with the Operating Licenses based on these assumptions. As the Greenfield approach is a form of the income approach, the projected cash flows are discounted to the present and summed to determine the fair value of the license.

The income approach utilizing an excess cash flow methodology was used to corroborate the results from the Greenfield approach. The principle behind the excess cash flow method, employed through the use of a DCF, is that the fair value of an income-generating intangible asset is measured by the present value of the projected future cash flow attributed to the intangible asset over the intangible asset’s remaining useful life.

In addition, U.S. Cellular had acquired certain Unbuilt Licenses that the Company did not intend to build out over the next several years. As a result, the value of these licenses were not captured in the Greenfield approach. As mentioned above, the fair value of the Unbuilt Licenses, which included the 700MHz and PCS/AWS licenses, were based on information provided by U.S. Cellular management. The net asset value of the Unbuilt Licenses were added to the total fair value of equity for the Reporting Units to estimate the total fair value of equity for the Company.

The cost approach was deemed not appropriate in valuing the Operating Licenses, as costs associated with acquiring licenses are typically not commensurate with the cash flows a license may generate for a business.

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Determination of the Fair Value of the Communities

Introduction

In accordance with ASC 350, we have valued the operations of U.S. Cellular’s Reporting Units. In this section of our report, we describe our valuation analyses utilized to arrive at a concluded fair value of equity for the Reporting Units. Refer to Exhibit 1 of Appendices B, C, D, E, and F for the detailed derivation of the fair value of equity for the Central, Mid-Atlantic, New England, New York, and Northwest Communities, respectively.

Valuation Approach

As previously mentioned, in applying the income approach to the valuation of the Reporting Units, the DCF methodology was used. The DCF methodology views a company as an operating entity, with the principal focus of the analysis on the operating entity’s ability to generate debt-free cash flow in the future. Debt-free cash flow is defined as cash that is available either to invest in new or existing businesses or to distribute to investors (both debt and equity investors). Reasonable projections of sales, expenses, and reinvestment requirements form the basis for estimating the future free cash flows that a company will likely generate from its existing business. U.S. Cellular management provided detailed financial projections for each Community for the twelve months ending November 1, 2010 through November 1, 2019. These projections formed the basis of our DCF analyses. Management’s forecasts were extended out two years by Marsh to November 1, 2021 for each Reporting Unit to reflect normalized fixed asset, capital expenditure, and depreciation levels. Our DCF analyses were based on key qualitative factors applicable to the valuation of the Reporting Units, the historical performance and outlook for the U.S. wireless industry, and discussions with and projections prepared by U.S. Cellular management.

The debt-free cash flows for each year of the projection periods were calculated by tax-affecting EBIT utilizing an estimated marginal tax rate for the Reporting Units of 40.0 percent, as provided by management. Non-cash expenses, such as depreciation, were then added and incremental investments in working capital and capital expenditures (“CAPEX”) were deducted, all of which were provided by management.

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In addition to determining the debt-free cash flows throughout the projection period, it was necessary to determine the terminal value of the Reporting Units, which reflects the value of the total capital at the end of the projection period. The terminal value was calculated on a fundamental basis using the “Gordon Growth” expression. This expression quantifies the terminal value, based on the assumption of a perpetual stream of free cash flow with an inherent growth rate. The selected long-term growth was expected to be driven by underlying economic growth. According to economic forecasts by the Congressional Budget Office, long-term nominal GDP was projected to grow by 4.1 percent annually between 2014 and 2019 while real GDP was projected to grow 2.5 percent over the same period. Based on a review of these data as well as management’s long-term expectations for the underlying businesses and expectations for industry growth, a 2.0 percent terminal growth rate was deemed to be a conservative estimate to employ across all of the Reporting Units.

The projected debt-free cash flows, including the terminal value, were discounted to present value at an appropriate rate of return, or “discount rate.” The discount rate is the rate of return that an investor would require on an investment in the business. This rate of return should reflect macroeconomic, industry, and company-specific factors that translate into the degree of perceived risk to achieve these projected results. The discount rate is discussed further in a later section of this report. The sum of the discounted stream of future debt-free cash flows reflects the current estimate of the total enterprise value of the subject business.

To derive the fair value of equity, debt was subtracted from the total enterprise value of each Community. The debt figures were based on balance sheets provided by management as of the Valuation Date. The fair value of equity of each Reporting Unit was then compared to its respective net book value of equity to determine whether impairment of goodwill was evident. The net book value of equity of each respective Community was provided by management.

Valuation of the Communities

In applying the income approach to the valuation of the Communities, a DCF methodology was employed. The valuation exhibit for each Community shows projected revenues, operating expenses, EBITDA, depreciation, EBIT, and required investments in working capital and CAPEX for the twelve months ending November 1, 2010 period through the twelve months ending November 1, 2021 which were based on projections provided by U.S. Cellular though November 1, 2019 and extended through November 1, 2021 by Marsh. The projections prepared by management for each Community were only for existing operations and did not include any projected revenue or cash flows from the Unbuilt Licenses that were not built out and operating as of the Valuation Date. The following sections discuss the key projection assumptions and valuation conclusions for each Community.

Discounted Cash Flow Analysis – Central Community

The following table presents some of the key assumptions of management’s projections utilized in the valuation analysis of the Central Community:

	Central Community: Projected for Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Revenue Growth		2.6%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
EBITDA Margin	32.3%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%
EBIT Margin	23.7%	22.8%	21.5%	20.2%	19.0%	17.7%	16.5%	15.4%	21.6%	21.5%	21.5%	20.6%
CAPEX as % of Revenue	11.4%	12.0%	12.4%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%

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Revenue

Total cellular service revenue was projected to be approximately $2.42 billion for the twelve months ending November 1, 2010. Total cellular service revenue was expected to grow 2.6 percent in 2011 to approximately $2.48 billion. Beyond 2011, revenue growth was expected to stabilize at two percent. By 2021, the last year of the projection period, total cellular service revenue was forecasted to be approximately $3.02 billion.

Total Operating Expenses

Total operating expenses were projected by management to be $1.63 billion, or 67.7 percent of total cellular service revenue, for the twelve months ending November 1, 2010. Operating expenses, as a percentage of cellular service revenue, were expected to decline to 67.3 percent of revenue in 2011 and remain at that level throughout the remainder of the projection period, totaling approximately $2.03 billion in 2021.

Depreciation

Depreciation was expected to be $209.6 million, or 8.7 percent of total cellular service revenue, for the twelve months ending November 1, 2010. Depreciation, as a percentage of cellular service revenue, was expected to increase through 2017, reaching 17.4 percent of cellular service revenue or $485.1 million. Beyond 2017, depreciation was expected to decline to 11.2 percent of revenue in 2020, or $332.0 million. In 2021, depreciation was estimated based on long-term projected capital expenditure levels and was projected to equal $365.7 million or 12.1 percent of revenue.

EBIT

EBIT was expected to be $571.7 million, or 23.7 percent of total cellular service revenue, for the twelve months ending November 1, 2010. EBIT margins were expected to decline to 22.8 percent in 2011, and steadily decline to 15.4 percent of revenue by 2017 due to declines in depreciation expense. Beyond 2017, EBIT margins were expected to increase, reaching 20.6 percent of revenue in 2021, or $623.3 million. The increase in EBIT margins beyond 2017 was due to declines in depreciation expense as a percentage of revenue, as EBITDA margins were expected to remain constant during this time.

Income Taxes

Based on discussions with management, income taxes were calculated based on an assumed marginal corporate tax rate of 40.0 percent throughout the projection period.

Working Capital

The working capital requirement was estimated at five percent of total cellular service revenue throughout the projection period, based on typical industry levels. The change in working capital for the twelve months ending November 1, 2010 was based on the difference between the projected year-end working capital level of 5.0 percent of total cellular service revenue and the actual working capital level as of November 1, 2009.

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CAPEX

CAPEX was projected by management to be $275.4 million, or 11.4 percent of total cellular revenue for the twelve months ending November 1, 2010. CAPEX, as a percentage of cellular service revenue, was expected to increase during the forecasted period, reaching 12.4 percent of cellular service revenue by 2012, or $313.5 million. In 2013, CAPEX was expected to decline to 12.1 percent of revenue or $312.1 million and remain constant as a percentage of revenue until the end of the projection period reaching CAPEX of $365.7 million in 2021. Consistent with forecasted depreciation, CAPEX estimates beyond 2019 were based on discussions with management regarding expectations of long-term capital expenditure levels.

Cash Flow

The cash flow for each year of the projection period was calculated as follows: after-tax income, plus depreciation, less incremental investments in working capital and CAPEX. A discount rate of 11.5 percent was applied to the after-tax cash flow over the projection period. The discount rate is discussed in further detail later in this report.

Terminal Value

The terminal value was computed by grossing up the 2021 free cash flow by the long-term growth rate of two percent and capitalizing the resulting cash flows at a capitalization rate of 9.5 percent (the discount rate of 11.5 percent minus the long-term growth rate of two percent). The terminal value represents the amount an investor would pay at the end of the projection period for the rights to the cash flow generated by the Community in the years subsequent to the projection period. The calculation for the terminal value is as follows:

(2021 Cash Flow x (1 + Terminal Growth Rate)) / (Discount Rate – Terminal Growth Rate).

Indicated Value of Operations – DCF Analysis

The cash flows in each year of the projection period along with the terminal value were discounted to the present using an 11.5 percent discount rate and summed, resulting in a fair value of the business enterprise of the Central Community of $3,198.0 million.

In order to arrive at the fair value of the equity of the Central Community, debt was subtracted from the enterprise value. In addition, cash and cash advances to the U.S. Cellular corporate entity from the Reporting Unit were netted against the debt balances. The debt figure was based on balance sheets provided by management as of the Valuation Date. Asset retirement obligations (“ARO”) liabilities, less the related net ARO asset, were treated as debt and were included in the debt balance. As a result, a debt balance of $1,293.6 million was subtracted from the enterprise value. Based on the above, the fair value of the equity of the Central Community was determined to be approximately $1,904.0 million as of the Valuation Date. Refer to Exhibit 1 of Appendix B for the detailed valuation exhibit. Based on the fair value of equity of $1,904.0 million and the net book value of equity of $1,093.7 million, which was provided by management, it was determined that the goodwill of the Central Community was not impaired.

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Discounted Cash Flow Analysis – Mid-Atlantic Community

The following table presents some of the key assumptions of management’s projections utilized in the valuation analysis of the Mid-Atlantic Community.

	Mid Atlantic Community: Projected for Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Revenue Growth		1.9%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
EBITDA Margin	32.3%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%
EBIT Margin	24.6%	23.7%	22.4%	21.0%	19.8%	18.5%	17.3%	16.1%	21.6%	21.5%	21.5%	20.6%
CAPEX as % of Revenue	11.4%	12.0%	12.4%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%

Revenue

Total cellular service revenue was projected to be approximately $737.5 million for the twelve months ending November 1, 2010. Total cellular service revenue was expected to grow 1.9 percent in 2011 to approximately $751.3 million. Revenue growth was expected to decline to 2.0 percent and remain constant at this level for the remainder of the projection period. By 2021, the last year of the projection period, total cellular service revenue was forecasted to be approximately $915.8 million.

Total Operating Expenses

Total operating expenses were projected by management to be $499.0 million, or 67.7 percent of total cellular service revenue, for the twelve months ending November 1, 2010. Operating expenses, as a percentage of cellular service revenue, were expected to decline in 2011 to 67.3 percent of revenue and remain at that level throughout the remainder of the projection period, totaling approximately $616.1 million in 2021.

Depreciation

Depreciation was expected to be $57.0 million, or 7.7 percent of total cellular service revenue, for the twelve months ending November 1, 2010. Depreciation, as a percentage of cellular service revenue, was expected to increase through 2017, reaching 16.6 percent of cellular service revenue or $140.5 million. Beyond 2017, depreciation was expected to decline to 11.2 percent of revenue, eventually reaching $100.6 million in 2020. In 2021, depreciation was estimated based on long-term projected capital expenditure levels and was projected to equal $110.9 million or 12.1 percent of revenue.

EBIT

EBIT was expected to be $181.5 million, or 24.6 percent of total cellular service revenue, for the twelve months ending November 1, 2010. EBIT margins were expected to decline through 2017 to 16.1 percent due to increases in depreciation expense. Beyond 2017, EBIT margins were expected to increase to 20.6 percent of revenue in 2021, or $188.9 million. The increase in EBIT margins beyond 2017 was due to declines in depreciation expense, as EBITDA margins were expected to remain constant during this time.

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Income Taxes

Based on discussions with management, income taxes were calculated based on an assumed marginal corporate tax rate of 40.0 percent throughout the projection period.

Working Capital

The working capital requirement was estimated at five percent of total cellular service revenue throughout the projection period, based on typical industry levels. The change in working capital for the twelve months ending November 1, 2010 was based on the difference between the projected year-end working capital level of 5.0 percent of total cellular service revenue and the actual working capital level as of November 1, 2009.

CAPEX

CAPEX was projected by management to be $84.1 million, or 11.4 percent of total cellular revenue, for the twelve months ending November 1, 2010. CAPEX, as a percentage of cellular service revenue, was expected to increase during the forecasted period, reaching 12.4 percent of cellular service revenue by 2012, or $95.0 million. In 2013, CAPEX was expected to decline to 12.1 percent of revenue and remain constant as a percentage of revenue until the end of the projection period reaching CAPEX of $110.9 million in 2021.

Cash Flow

The cash flow for each year of the projection period was calculated as follows: after-tax income, plus depreciation, less incremental investments in working capital and CAPEX. A discount rate of 11.5 percent was applied to the after-tax cash flow over the projection period. The discount rate is discussed in further detail later in this report.

Terminal Value

The terminal value was computed by grossing up the 2021 free cash flow by the long-term growth rate of two percent and capitalizing the resulting cash flows at a capitalization rate of 9.5 percent (the discount rate of 11.5 percent minus the long-term growth rate of two percent). The terminal value represents the amount an investor would pay at the end of the projection period for the rights to the cash flow generated by the Community in the years subsequent to the projection period. The calculation for the terminal value is as follows:

(2021 Cash Flow x (1 + Terminal Growth Rate)) / (Discount Rate – Terminal Growth Rate).

Indicated Value of Operations – DCF Analysis

The cash flows in each year of the projection period along with the terminal value were discounted to the present using an 11.5 percent discount rate and summed, resulting in a fair value of the business enterprise of the Mid-Atlantic Community of $957.0 million.

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In order to arrive at the fair value of the equity of the Mid-Atlantic Community, debt was subtracted from the enterprise value. In addition, cash and cash advances to the U.S. Cellular corporate entity from the Reporting Unit were netted against the debt balances. The debt figure was based on balance sheets provided by management. Asset retirement obligations (“ARO”) liabilities, less the related net ARO asset, were treated as debt and were included in the debt balance. As a result, a debt balance of negative $111.4 million was subtracted from the enterprise value. Based on the above, the fair value of the equity of the Mid-Atlantic Community was determined to be approximately $1,068.0 million as of the Valuation Date. Refer to Exhibit 1 of Appendix C for the detailed valuation exhibit. Based on the fair value of equity of $1,068.0 million and the book value of equity of $677.2 million, which was provided by management, it was determined that the goodwill of the Mid-Atlantic Community was not impaired.

Discounted Cash Flow Analysis – New England Community

The following table presents some of the key assumptions of management’s projections utilized in the valuation analysis of the New England Community:

	New England Community: Projected for Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Revenue Growth		1.5%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
EBITDA Margin	32.3%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%
EBIT Margin	26.6%	25.6%	24.3%	22.9%	21.6%	20.3%	19.1%	17.8%	21.6%	21.5%	21.5%	20.6%
CAPEX as % of Revenue	11.4%	12.0%	12.4%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%

Revenue

Total cellular service revenue was projected to be approximately $324.9 million for the twelve months ending November 1, 2010. Total cellular service revenue was expected to grow 1.5 percent in 2011 to approximately $329.6 million. Beyond 2011, revenue growth was expected to increase to 2.0 percent and remain at that level for the remainder of the forecast. In 2021, the last year of the projection period, total cellular service revenue was forecasted to be approximately $401.8 million.

Total Operating Expenses

Total operating expenses were projected by management to be $219.8 million, or 67.7 percent of total cellular service revenue, for the twelve months ending November 1, 2010. Operating expenses, as a percentage of cellular service revenue, were expected to decline in 2011 to 67.3 percent of revenue and remain at that level throughout the remainder of the projection period, totaling approximately $270.3 million in 2021.

Depreciation

Depreciation was expected to be $18.6 million, or 5.7 percent of total cellular service revenue, for the twelve months ending November 1, 2010. Depreciation, as a percentage of cellular service revenue, was expected to increase through 2017, reaching 14.9 percent of cellular service revenue or $55.3 million. Beyond 2017, depreciation was expected to decline to 11.2 percent of revenue in 2020, or $44.2 million. In 2021, depreciation was estimated based on long-term projected capital expenditure levels and was projected to equal $48.7 million or 12.1 percent of revenue.

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EBIT

EBIT was expected to be $86.5 million, or 26.6 percent of total cellular service revenue, for the twelve months ending November 1, 2010. EBIT margins were expected to decline through 2017 to 17.8 percent of revenue due to increases in depreciation expense. Beyond 2017, EBIT margins were expected to increase to 20.6 percent of revenue in 2021, or $82.9 million. The increase in EBIT margins beyond 2017 was due to declines in depreciation expense, as EBITDA margins were expected to remain constant during this time.

Income Taxes

Based on discussions with management, income taxes were calculated based on an assumed marginal corporate tax rate of 40.0 percent throughout the projection period.

Working Capital

The working capital requirement was estimated at five percent of total cellular service revenue throughout the projection period, based on typical industry levels. The change in working capital for the twelve months ending November 1, 2010 was based on the difference between the projected year-end working capital level of 5.0 percent of total cellular service revenue and the actual working capital level as of November 1, 2009.

CAPEX

CAPEX was projected by management to be $37.0 million, or 11.4 percent of total cellular revenue, for the twelve months ending November 1, 2010. CAPEX, as a percentage of cellular service revenue, was expected to increase during the forecasted period, reaching 12.4 percent of cellular service revenue by 2012, or $41.7 million. In 2013, CAPEX was expected to decline to 12.1 percent of revenue and remain constant as a percentage of revenue until the end of the projection period reaching CAPEX of $48.7 million in 2021.

Cash Flow

The cash flow for each year of the projection period was calculated as follows: after-tax income, plus depreciation, less incremental investments in working capital and CAPEX. A discount rate of 11.5 percent was applied to the after-tax cash flow over the projection period. The discount rate is discussed in further detail later in this report.

Terminal Value

The terminal value was computed by grossing up the 2021 free cash flow by the long-term growth rate of two percent and capitalizing the resulting cash flows at a capitalization rate of 9.5 percent (the discount rate of 11.5 percent minus the long-term growth rate of two percent). The terminal value represents the amount an investor would pay at the end of the projection period for the rights to the cash flow generated by the Community in the years subsequent to the projection period. The calculation for the terminal value is as follows:

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(2021 Cash Flow x (1 + Terminal Growth Rate)) / (Discount Rate – Terminal Growth Rate).

Indicated Value of Operations – DCF Analysis

The cash flows in each year of the projection period along with the terminal value were discounted to the present using an 11.5 percent discount rate and summed, resulting in a fair value of the business enterprise of the New England Community of $407.0 million.

In order to arrive at the fair value of the equity of the New England Community, debt was subtracted from the enterprise value. In addition, cash and cash advances to the U.S. Cellular corporate entity from the Reporting Unit were netted against the debt balances. The debt figure was based on balance sheets provided by management. Asset retirement obligations (“ARO”) liabilities, less the related net ARO asset, were treated as debt and were included in the debt balance. As a result, a debt balance of negative $38.3 million was subtracted from the enterprise value. Based on the above, the fair value of the equity of the New England Community was determined to be approximately $445.0 million as of the Valuation Date. Refer to Exhibit 1 of Appendix D for the detailed valuation exhibit. Based on the fair value of equity of $445.0 million and the book value of equity of $222.1 million, which was provided by management, it was determined that the goodwill of the New England Community was not impaired.

Discounted Cash Flow Analysis – New York Community

The following table presents some of the key assumptions of management’s projections utilized in the valuation analysis of the New York Community:

	New York Community: Projected for Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Revenue Growth		0.4%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
EBITDA Margin	32.3%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%
EBIT Margin	25.7%	24.7%	23.3%	22.0%	20.7%	19.4%	18.2%	17.0%	21.5%	21.5%	21.5%	20.6%
CAPEX as % of Revenue	11.4%	12.0%	12.4%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%

Revenue

Total cellular service revenue was projected to be approximately $110.1 million for the twelve months ending November 1, 2010. Total cellular service revenue was expected to grow 0.4 percent in 2011 to approximately $110.5 million. Beyond 2011, revenue growth was expected to increase by 2.0 percent and remain at that level for the remainder of the forecast. In 2021, the last year of the projection period, total cellular service revenue was forecasted to be approximately $134.7 million.

Total Operating Expenses

Total operating expenses were projected by management to be $74.5 million, or 67.7 percent of total cellular service revenue, for the twelve months ending November 1, 2010. Operating expenses, as a percentage of cellular service revenue, were expected to decline in 2011 to 67.3 percent of revenue and remain at that level throughout the remainder of the projection period, totaling approximately $90.6 million in 2021.

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Depreciation

Depreciation was expected to be $7.3 million, or 6.6 percent of total cellular service revenue, for the twelve months ending November 1, 2010. Depreciation, as a percentage of cellular service revenue, was expected to increase through 2017, reaching 15.8 percent of cellular service revenue or $19.6 million. Beyond 2017, depreciation was expected to decline, eventually reaching 11.2 percent of revenue in 2020, or $14.8 million. In 2021, depreciation was estimated based on long-term projected capital expenditure levels and was projected to be $16.3 million or 12.1 percent of revenue.

EBIT

EBIT was expected to be $28.3 million, or 25.7 percent of total cellular service revenue, for the twelve months ending November 1, 2010. EBIT margins were expected to decline through 2017 to 17.0 percent or $21.1 million due to increases in depreciation expense. Beyond 2017, EBIT margins were expected to increase to 20.6 percent of revenue in 2021, or $27.8 million. The increase in EBIT margins beyond 2017 was due to declines in depreciation expense, as EBITDA margins were expected to remain constant during this time.

Income Taxes

Based on discussions with management, income taxes were calculated based on an assumed marginal corporate tax rate of 40.0 percent throughout the projection period.

Working Capital

The working capital requirement was estimated at five percent of total cellular service revenue throughout the projection period, based on typical industry levels. The change in working capital for the twelve months ending November 1, 2010 was based on the difference between the projected year-end working capital level of 5.0 percent of total cellular service revenue and the actual working capital level as of November 1, 2009.

CAPEX

CAPEX was projected by management to be $12.6 million, or 11.4 percent of total cellular revenue, for the twelve months ending November 1, 2010. CAPEX, as a percentage of cellular service revenue, was expected to increase during the forecasted period, reaching 12.4 percent of cellular service revenue by 2012, or $14.0 million. In 2013, CAPEX was expected to decline to 12.1 percent of revenue and remain constant as a percentage of revenue until the end of the projection period reaching CAPEX of $16.3 million in 2021.

Cash Flow

The cash flow for each year of the projection period was calculated as follows: after-tax income, plus depreciation, less incremental investments in working capital and CAPEX. A discount rate of 11.5 percent was applied to the after-tax cash flow over the projection period. The discount rate is discussed in further detail later in this report.

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Terminal Value

The terminal value was computed by grossing up the 2021 free cash flow by the long-term growth rate of two percent and capitalizing the resulting cash flows at a capitalization rate of 9.5 percent (the discount rate of 11.5 percent minus the long-term growth rate of two percent). The terminal value represents the amount an investor would pay at the end of the projection period for the rights to the cash flow generated by the Community in the years subsequent to the projection period. The calculation for the terminal value is as follows:

(2021 Cash Flow x (1 + Terminal Growth Rate)) / (Discount Rate – Terminal Growth Rate).

Indicated Value of Operations – DCF Analysis

The cash flows in each year of the projection period along with the terminal value were discounted to the present using an 11.5 percent discount rate and summed, resulting in a fair value of the business enterprise of the New York Community of $178.0 million.

In order to arrive at the fair value of the equity of the New York Community, debt was subtracted from the enterprise value. In addition, cash and cash advances to the U.S. Cellular corporate entity from the Reporting Unit were netted against the debt balances. The debt figure was based on balance sheets provided by management. Asset retirement obligations (“ARO”) liabilities, less the related net ARO asset, were treated as debt and were included in the debt balance. As a result, a debt balance of $0.2 million was subtracted from the enterprise value. Based on the DCF analysis, the fair value of the equity of the New York Community was determined to be approximately $178.0 million as of the Valuation Date. Refer to Exhibit 1 of Appendix E for the detailed valuation exhibit. Based on the fair value of equity of $178.0, million and the book value of equity of $126.0 million, which was provided by management, it was determined that the goodwill of the New York Community was not impaired.

Discounted Cash Flow Analysis – Northwest Community

The following table presents some of the key assumptions of management’s projections utilized in the valuation analysis of the Northwest Community:

	Northwest Community: Projected for Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Revenue Growth		1.5%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
EBITDA Margin	32.3%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%
EBIT Margin	24.5%	23.5%	22.2%	20.9%	19.6%	18.4%	17.2%	16.0%	21.6%	21.5%	21.5%	20.6%
CAPEX as % of Revenue	11.4%	12.0%	12.4%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%

Revenue

Total cellular service revenue was projected to be approximately $263.0 million for the twelve months ending November 1, 2010. Total cellular service revenue was expected to grow 1.5 percent in 2011 to approximately $266.9 million. Beyond 2011, revenue growth was expected to increase by 2.0 percent by and remain at that level for the remainder of the forecast. In 2021, the last year of the projection period, total cellular service revenue was forecasted to be approximately $325.4 million.

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Total Operating Expenses

Total operating expenses were projected by management to be $177.9 million, or 67.7 percent of total cellular service revenue, for the twelve months ending November 1, 2010. Operating expenses, as a percentage of cellular service revenue, were expected to decline in 2011 to 67.3 percent of revenue and remain at that level throughout the remainder of the projection period, totaling approximately $218.9 million in 2021.

Depreciation

Depreciation was expected to be $20.7 million, or 7.9 percent of total cellular service revenue, for the twelve months ending November 1, 2010. Depreciation, as a percentage of cellular service revenue, was expected to increase through 2017, reaching 16.8 percent of cellular service revenue or $50.4 million. Beyond 2017, depreciation was expected to decline, eventually reaching 11.2 percent of revenue in 2020, or $35.7 million. In 2021, depreciation was estimated based on long-term projected capital expenditure levels and was projected to equal $39.4 million or 12.1 percent of revenue.

EBIT

EBIT was expected to be $64.3 million, or 24.5 percent of total cellular service revenue, for the twelve months ending November 1, 2010. EBIT margins were expected to decline through 2017 to 16.0 percent or $48.0 million due to increases in depreciation expense. Beyond 2017, EBIT margins were expected to increase, increasing to 20.6 percent of revenue in 2021, or $67.1 million. The increase in EBIT margins beyond 2017 was due to declines in depreciation expense, as EBITDA margins were expected to remain constant during this time.

Income Taxes

Based on discussions with management, income taxes were calculated based on an assumed marginal corporate tax rate of 40.0 percent throughout the projection period.

Working Capital

The working capital requirement was estimated at five percent of total cellular service revenue throughout the projection period, based on typical industry levels. The change in working capital for the twelve months ending November 1, 2010 was based on the difference between the projected year-end working capital level of 5.0 percent of total cellular service revenue and the actual working capital level as of November 1, 2009.

CAPEX

CAPEX was projected by management to be $30.0 million, or 11.4 percent of total cellular revenue, for the twelve months ending November 1, 2010. CAPEX, as a percentage of cellular service revenue, was expected to increase during the forecasted period, reaching 12.4 percent of cellular service revenue by 2012, or $33.8 million. In 2013, CAPEX was expected to decline to 12.1 percent of revenue and remain

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constant as a percentage of revenue until the end of the projection period reaching CAPEX of $39.4 million in 2021.

Cash Flow

The cash flow for each year of the projection period was calculated as follows: after-tax income, plus depreciation, less incremental investments in working capital and CAPEX. A discount rate of 11.5 percent was applied to the after-tax cash flow over the projection period. The discount rate is discussed in further detail later in this report.

Terminal Value

The terminal value was computed by grossing up the 2021 free cash flow by the long-term growth rate of two percent and capitalizing the resulting cash flows at a capitalization rate of 9.5 percent (the discount rate of 11.5 percent minus the long-term growth rate of two percent). The terminal value represents the amount an investor would pay at the end of the projection period for the rights to the cash flow generated by the Community in the years subsequent to the projection period. The calculation for the terminal value is as follows:

(2021 Cash Flow x (1 + Terminal Growth Rate)) / (Discount Rate – Terminal Growth Rate).

Indicated Value of Operations – DCF Analysis

The cash flows in each year of the projection period along with the terminal value were discounted to the present using an 11.5 percent discount rate and summed, resulting in a fair value of the business enterprise of the Northwest Community of $344.0 million.

In order to arrive at the fair value of the equity of the Northwest Community, debt was subtracted from the enterprise value. In addition, cash and cash advances to the U.S. Cellular corporate entity from the Reporting Unit were netted against the debt balances. The debt figure was based on balance sheets provided by management. Asset retirement obligations (“ARO”) liabilities, less the related net ARO asset, were treated as debt and were included in the debt balance. As a result, a debt balance of negative $120.1 million was subtracted from the enterprise value. Based on the DCF analysis, the fair value of the equity of the Northwest Community was determined to be approximately $464.0 million as of the Valuation Date. Refer to Exhibit 1 of Appendix F for the detailed valuation exhibit. Based on the fair value of equity of $464.0 million and the book value of equity of $317.8 million, which was provided by management, it was determined that the goodwill of the Northwest Community was not impaired.

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Conclusion and Summary of Values

The table below summarizes our findings for the fair value of equity of the Communities discussed above.

Reporting Unit	Fair Value of Equity ($ millions)	Net Book Value of Equity (1) ($ millions)
Central Region	$1,904	$1,094
Mid-Atlantic Region	1,068	677
New England Region	445	222
New York Region	178	126
Northwest Region	464	318
Total	$4,059	$2,437

Notes:
(1) Net book value of equity provided by management

As the fair value of each Reporting Unit exceeded its respective book value, it was concluded there was no indication of goodwill impairment in any of the Reporting Units as of the Valuation Date.

Comparison of Fair Value of Equity to U.S. Cellular Market Capitalization

As indicated in the table above, the total fair value of equity of the Communities was determined to be approximately $4,059.0 million. To derive the consolidated fair value of equity of the Company, the net asset value of the corporate entity and the net asset value of the Unbuilt Licenses were added to the total fair value of the Communities. Management provided both the net asset value of the corporate entity and the net asset value of the Unbuilt Licenses (equal to the fair value of the Unbuilt Licenses net of liabilities associated with the Unbuilt Licenses). Based on a corporate entity net asset value of $569.7 million and a net asset value of the Unbuilt Licenses of $557.9 million, the fair value of equity of U.S. Cellular on a consolidated basis was calculated to be approximately $5,186.6 million, as shown below.

Total Fair Value of Equity of Reporting Units	4,059.0

Add: Net Asset Value of Unbuilt Licenses (1)	557.9
Add: Net Asset Value of Corporate Entity (1)	569.7

Total Fair Value of Equity of U. S. Cellular	$5,186.6

Notes:
(1) As provided by management.

As of the Valuation Date, approximately 86.75 million shares of U.S. Cellular common stock were outstanding, consisting of common shares and Series A common shares. The average closing price of U.S. Cellular’s common stock between October 1, 2009 and October 31, 2009 was $38.60, implying a market capitalization of approximately $3,348.0 million. Based on the fair value of the equity of U.S.

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Cellular of $5,186.6 million and publicly traded value for the Company based on the average closing stock price between October 1, 2009 and October 31, 2009, the implied control premium was approximately 54.9 percent.

The following table illustrates the control premiums paid in recent acquisitions of U.S. wireless service companies.

Announce Date	Target Company	Acquiring Company	Control Premium (1)	One day	One week	One month
10/18/2009	iPCS Inc.	Sprint Nextel Corp	33.7%	34.2%	34.8%	32.2%
9/23/2009	SkyTerra Communications, Inc.	Harbinger Capital Partners LLC	65.0%	47.1%	72.4%	75.4%
7/27/2009	Virgin Mobile USA, Inc.	Sprint Nextel Corp	53.4%	59.2%	60.1%	41.0%
5/10/2009	D&E Communications Inc.	Windstream Corporation	84.5%	61.2%	94.3%	97.9%
11/7/2008	Centennial Communications Corp.	AT&T Inc.	131.2%	145.0%	138.8%	109.9%
9/12/2007	SunCom Wireless Holdings Inc	T-Mobile USA Inc.	26.2%	18.7%	35.0%	24.9%
7/29/2007	Rural Cellular Corp.	Cellco Partnership (Verizon Wireless)	19.5%	41.5%	14.4%	2.7%
6/29/2007	Dobson Communications	AT&T Inc.	38.9%	31.8%	45.3%	39.6%
5/25/2007	CT Communications	Windstream Corporation	40.7%	54.4%	45.5%	22.3%
		Goldman Sachs Group, Merchant Banking
5/20/2007	Alltel Corporation	Division, TPG	11.2%	9.6%	8.5%	15.5%
4/19/2006	Ubiquitel Inc.	Sprint Nextel Corp	2.2%	1.6%	1.6%	3.4%
11/21/2005	Alamosa Holdings	Sprint Nextel Corp.	22.9%	15.3%	19.3%	22.3%
10/24/2005	Nextel Partners	Sprint Nextel Corp.	14.2%	8.8%	16.7%	20.4%
1/10/2005	Western Wireless	ALLTEL Corp.	35.4%	8.0%	28.1%	41.8%
12/15/2004	Nextel Communications	Sprint Corp.	4.5%	8.3%	8.5%	11.5%
2/17/2004	AT&T Wireless	Cingular	35.9%	27.3%	33.7%	50.6%
11/22/2004	AirGate PCS	Alamosa Holding	20.8%	-3.5%	1.7%	37.5%
9/20/2004	Microcell Telecommunications	Rogers Wireless	13.5%	7.2%	9.3%	19.7%
		Median	30.0%	23.0%	30.9%	28.6%
		Average	34.6%	31.1%	35.0%	34.9%

		1-Year Median	59.2%	53.1%	66.3%	58.2%
		1-Year Average	59.2%	50.4%	65.4%	61.6%

Notes:
(1) Source: Bloomberg and Capital IQ.

Due to the recent volatility in the U.S. economy and the wireless telecommunications market, we viewed the control premiums realized in transactions over the past year to be more relevant for comparison purposes. As a result, we looked at the average and median control premiums for 2009. The calculated 1-year average and median control premiums were both 59.2 percent, respectively. Based on our experience in the wireless telecommunications industry, the implied control premiums based on the transactions above, and our informed judgment, the implied 54.9 percent control premium calculated for U.S. Cellular was deemed to be reasonable.

Exhibit 2 of Appendix A illustrates the derivation of the 54.9 percent control premium discussed above.

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Determination of the Fair Value of the Operating Licenses

Introduction

As previously discussed, in accordance with ASC 350, we have also determined the fair value of the Operating Licenses of the Central, Mid-Atlantic, New England, and Northwest communities (1). The Operating Licenses consisted of FCC licenses that U.S. Cellular was operating as of the Valuation Date and had already built out (i.e., had built a network to support the licenses). In this section of our report, we describe our valuation analyses utilized to arrive at the concluded fair values for the Operating Licenses. Refer to Exhibits 2 of Appendices B, C, D, and F for the detailed valuation exhibits for each Reporting Unit.

Valuation Approach

As previously mentioned, to estimate the value of U.S. Cellular’s Operating Licenses, we utilized the Greenfield approach. This approach values the license from the perspective that a buyer purchasing a license today must completely build the required network, and assumes the company owning the license is a new entrant into the market. Management prepared projections for each Reporting Unit (excluding New York) where U.S. Cellular owned licenses. In preparing the projections, it was assumed that it would take seven years to completely build out the network in each Reporting Unit, and as a result, it would not be until 2017, the eighth year of the forecast, that the “fresh” licenses would attain current levels of subscribers. Revenue growth beyond 2017 was based on growing the current number of subscriber levels to reach a long-term growth rate of 2.0 percent by the end of the forecast period and keeping operating expenses as a percentage of revenue consistent with the valuation of the overall Reporting Unit, to reach EBITDA margins that are equal to the margins derived in the overall valuation for each respective Reporting Unit. As a result, the projections for 2017 and beyond are consistent with the assumptions used in the overall business plan for U.S. Cellular as of the Valuation Date for each Reporting Unit. For simplicity purposes, in the application of the Greenfield approach, a fiscal year ending November 1st was assumed.

(1) An analysis was not performed for the Company’s New York reporting unit as the book value of the Licenses in the New York reporting unit is zero.

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The use of seven years as the build-out period is based on U.S. Cellular’s past history and experience in network deployment. In developing its current markets, U.S. Cellular’s experience reflected an approximate seven-year timeframe during which customer penetration levels grew at a significant rate before reaching a more consistent level of growth. For example, for the Central Community, we used a slower penetration rate in the early years of the build out period due to their low market share and the assumption that it would take longer to ramp up market share over the build out period. However, for the New England Community, the penetration rate was higher in the earlier years because they started off with a larger market share. U.S. Cellular estimated a seven year build-out period after assessing the time required to physically build the network and reach current customer levels, as well as factors surrounding the current wireless environment, including current FCC build-out requirements.

In order to estimate the projected EBITDA margins over the build-out period for each Reporting Unit, we observed the EBITDA margins for selected start-up companies within the wireless industry, including Airgate PCS, Alamosa PCS Holdings, Suncom Wireless Holdings, and UbiquiTel, over their respective build-out periods. The observed EBITDA margins were utilized as a benchmark for the selected EBITDA margins in the build-out period. The table below shows the EBITDA margins for the selected start-up companies over their projected build-out periods.

EBITDA AS % OF REVENUE:	Year 1 (1)	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7

Start-up Wireless Company Indications:
Airgate PCS, Inc.	-207.3%	-31.3%	-5.0%	14.3%	21.7%	19.1%	19.3%
Alamosa PCS Holdings, Inc.	-215.6%	-58.6%	-16.4%	4.8%	19.9%	22.4%	25.5%
Suncom Wireless Holdings, Inc.	-76.5%	-57.2%	-6.4%	11.7%	22.7%	27.3%	25.4%
UbiquiTel, Inc.	-143.0%	-55.8%	-15.3%	9.8%	21.3%	27.3%	29.8%

High	-76.5%	-31.3%	-5.0%	14.3%	22.7%	27.3%	29.8%
Low	-215.6%	-58.6%	-16.4%	4.8%	19.9%	19.1%	19.3%
Average	-160.6%	-50.7%	-10.7%	10.2%	21.4%	24.0%	25.0%
Median	-175.2%	-56.5%	-10.8%	10.8%	21.5%	24.9%	25.4%

Notes:
(1) Year 1 represents the first year the the start-up company generated revenue.

U.S. Cellular estimated the required capital expenditures to build out the network on a regional basis, taking into account how U.S. Cellular’s current businesses have been built in each region. The allocation of capital spending corresponds with the amount of subscribers, the number of cell sites, and the selected penetration rates for each Reporting Unit under the premise that the Company would have to spend more in the early years in order to cover most major towns and cities first to expedite customer acquisition, then move to roadways, smaller towns, and lastly final fill-ins. Thereafter, the capital spending would primarily be related to increasing site coverage and density. This strategy gives support to the notion of utilizing higher capital spending allocations for the Reporting Units in year one with gradual declines until they reach the expected total cost to build out the network for each respective Reporting Unit by year seven. U.S. Cellular considered the number of sites in each Region and the anticipated additional sites to fill in based on the frequency used and the growth needed to meet the demand for the projected number of subscribers. U.S. Cellular was then able to estimate the required capital expenditures over the build-out period based on the number of required cell sites and the costs associated with building out the required number of cell sites for each Region as explained above.

In discussing the projections, the period for 2010 through and 2016 is referred to as the “build-out phase.” As the Greenfield Approach is a form of the income approach, the projected cash flows are discounted to

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the present and summed to determine the fair value of the Operating License. In the following sections, we discuss the determination of the fair value for each of the Operating Licenses that were valued.

Additionally, as discussed earlier, U.S. Cellular had acquired certain licenses, the Unbuilt Licenses, that the Company did not intend to build out over the next several years. As a result, the value of these licenses was not captured in the Greenfield approach. U.S. Cellular management provided the net asset value of the Unbuilt Licenses which were added to the total fair value of equity of the Reporting Units to derive the total fair value of equity for the Company.

Valuation of the Central Operating Licenses

The following table presents some of the key assumptions of management’s projections utilized in the valuation analysis of the Central Licenses. Refer to Exhibit 2 of Appendix B for the derivation of fair value of the Central Licenses.

	Central Community: Projected for Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Revenue Growth	N/A	N/A	256%	111%	65%	35%	22%	13%	6%	4%	3%	2%	2%	2%	2%	2%	2%	2%	2%
EBITDA Margin	NM	-150%	-50%	-10%	10%	20%	30%	32%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%
EBIT Margin	NM	-256%	-100%	-40%	-11%	3%	16%	24%	23%	22%	20%	19%	18%	17%	15%	22%	22%	22%	21%
CAPX as % of Revenue	NM	566%	159%	30%	18%	9%	5%	11%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%

Revenue

Total revenue was projected to be approximately $0.0 million and $111.8 million for the twelve months ending November 1, 2010 and 2011, respectively. Revenue during the build-out phase was projected based on assumptions regarding the expected number of subscribers and ARPU rates. Estimates for the number of subscribers during the build-out phase were based on assumptions regarding the levels of population coverage based on capital expenditures (“covered Pops”), penetration rates, and subscriber churn rates. Revenue was expected to grow quickly during the build-out phase due to increases in market penetration and rapid subscriber growth. In 2012, 2013, 2014, 2015, and 2016 revenue growth was forecasted to be 256.1 percent, 110.9 percent, 65.0 percent, 34.8 percent, and 21.9 percent, respectively. By 2017, revenue was projected to reach levels commensurate with those in the first full year of U.S. Cellular’s current business plan (2010) for the Central Community. Revenue growth beyond 2017 was based on the starting level of current subscribers from U.S. Cellular’s current business plan for the Central Community, and was forecasted to grow over the forecast period, declining to two percent by 2028 which was the expected long-term growth rate for the Reporting Unit. In addition, the selected revenue growth rates were dependent on achieving EBITDA margins that were consistent with the EBITDA margins observed in the valuation for the overall Reporting Unit.

Operating Expenses

Total operating expenses, which consisted of subscriber acquisition costs and other operating expenses, were projected by management to be $0.0 in 2010 and $279.6 million or 250.0 percent of revenue in 2011. Operating expenses were high as a percentage of revenue in the early years of the build-out phase due to the costs associated with acquiring subscribers and fixed network costs being spread over a relatively small subscriber base. Beyond 2011, operating expenses as a percentage of revenue were expected to decline to 70.0 percent of revenue or $1.59 billion in 2016, which was the end of the build-out period. Beyond 2016, operating expenses were projected based on U.S. Cellular’s current business plan for the

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Central Community as a percentage of revenue. In 2017 and 2018, operating expenses were expected to decrease slightly to 67.7 percent and 67.3 percent of revenue, respectively. Beyond 2018, operating expenses were expected to remain constant at 67.3 percent of revenue and by 2028 operating expenses were projected to total $2.31 billion.

Depreciation

Depreciation, which was computed based on the required build-out of the network and future maintenance expenditures, was projected by management to be $39.6 million, $118.7 million, $197.8 million, $253.2 million, $284.9 million, $311.0 million, and $328.3 million in 2010, 2011, 2012, 2013, 2014, 2015, and 2016, respectively. After the build-out period, depreciation was projected based on U.S. Cellular’s current business plan for the Central Community as a percentage of revenue. As result, in 2017, depreciation as a percentage of revenue was expected to be 8.7 percent of revenue or $223.0 million and increase to 17.4 percent of revenue in 2024 or $551.9 million. Beyond 2024, depreciation was expected to decline to 11.2 percent of revenue in 2025 and remain at that level through 2027, eventually reaching $370.7 million. In 2028, depreciation was estimated based on long-term projected capital expenditure levels and was projected to equal $416.0 million or 12.1 percent of revenue. In estimating depreciation levels in the build-out period and beyond, based on discussions with management, it was assumed capital expenditures would have a useful life of eight years.

EBIT

EBIT was projected to be negative $39.6 million, negative $286.5 million, negative $397.0 million, negative $337.2 million, negative $146.3 million, $62.8 million, and $354.8 million in 2010, 2011, 2012, 2013, 2014, 2015, and 2016, respectively. EBIT margins over the build-out phase were expected to grow from a negative 256.1 percent in 2011 to 15.6 percent in 2016. The losses and lower margin in the early years of the build-out phase were due to the costs associated with building out the network and acquiring a subscriber base. In 2017, EBIT margins were expected to increase to 23.7 percent, or $608.1 million. Beyond 2017, EBIT margins were expected to decline through 2024 to 15.4 percent or $487.6 million due to increases in depreciation expense. Beyond 2024, EBIT margins were expected to increase due to the decline in depreciation expenses, as EBITDA margins were expected to remain constant during that time. As a result EBIT margins were projected to be 21.6 percent of revenue in 2025, 21.5 percent of revenue in 2026 and 2027, and 20.6 percent in 2028, or $698.4 million, $710.8 million, $725.4 million, and $709.1 million in the years 2025, 2026, 2027 and 2028, respectively.

Income Taxes

Based on discussions with management, income taxes were calculated based on an assumed marginal corporate tax rate of 40.0 percent throughout the projection period. An effective, cumulative tax loss carry forward was calculated during the projection period and applied to income taxes accordingly. This assumes that taxable losses incurred during the build-out phase would be used to offset future income.

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Working Capital

The working capital requirement was estimated at five percent of total revenue over the projection period. This was based on both discussions with U.S. Cellular management regarding their working capital requirements as well as an analysis of the observed working capital levels of selected guideline companies within the industry. Changes in working capital levels in each year were then calculated accordingly.

CAPEX

The Greenfield approach assumes that the purchaser of the license has to completely build the network; thus, all necessary capital expenditures in order to satisfy future revenue must be fully captured in the projections. As discussed previously, it was assumed that it would take seven years to completely build-out the network. Therefore, the build-out of the network was expected to be completed by the end of 2016. Capital expenditures over the build-out phase were estimated to decline as a percentage of revenue and equal $633.1 million in 2010, 2011, and 2012 or 566.0 percent and 159.0 percent of revenue, respectively. Capital expenditures were expected to be $253.2 million, $253.2 million, $164.0 million, and $113.9 million in 2013, 2014, 2015, and 2016, or 30.1 percent, 18.3 percent, 8.8 percent, and 5.0 percent of revenue, respectively. After the build-out period, capital expenditures were projected based on U.S. Cellular’s current business plan for the Central Community as a percentage of revenue. As a result, in 2017, CAPEX as a percentage of revenue was expected to be 11.4 percent of revenue or $293.0 million and increase to 12.4 percent of revenue in 2019 or $350.9 million. In 2019, CAPEX was expected to decline as a percentage of revenue to 12.1 percent and remain constant as a percentage of revenue over the remainder of the forecast period, reaching $416.0 million by 2028.

Cash Flow and Terminal Value

The cash flow for each year of the projection period was calculated as follows: after-tax income, plus depreciation, less incremental investments in working capital and CAPEX. The present value of the cash flows attributable to the Operating License was computed using a 10.0 percent discount rate. The selected discount rates are discussed in further detail in a later section of this report.

As the Operating Licenses were indefinite lived intangible assets, a terminal value was calculated and included in the valuation of the Operating Licenses. The terminal value was computed by grossing up the 2028 cash flows by the long-term growth rate of two percent and capitalizing the resulting cash flows by the difference between the discount rate and the two percent long-term growth rate. The terminal value represents the amount an investor would pay at the end of the projection period for the rights to the cash flow generated by the Operating Licenses in the years subsequent to the projection period. The calculation for the terminal value is as follows:

(2028 Cash Flow x (1 + Terminal Growth Rate)) / (Discount Rate – Terminal Growth Rate).

The projected cash flows along with the terminal value were then discounted to the present and summed, which resulted in a value of $505.0 million. In addition to the present value of the projected cash flows, the value of an intangible asset should also include the tax benefits resulting from the amortization of that intangible asset for income tax purposes. We have therefore estimated the value of the tax shield benefits for this asset. To derive a value for the tax shield, we applied the statutory tax amortization period of intangible assets of 15 years to the value of the Operating Licenses to derive an estimate of the

Marsh	35

amortization per year. This amount was then tax-affected to conclude an after-tax value of the amortization payment and discounted to the present using a 10.0 percent discount rate to arrive at the concluded value of the tax amortization benefit. The tax amortization benefit was calculated to be $136.5 million.

Conclusion of Value

The fair value of the Operating Licenses was therefore estimated as the sum of the present values of the after-tax cash flows attributable to the Operating Licenses, including the terminal value, plus the tax amortization benefit. Based on a present value of cash flows of $505.0 million and a tax amortization benefit of $136.5 million, the fair value of the Central Community Operating License was calculated to be $641.0 million.

The book value of the Central Community Operating License was $623.1 million, which was provided by U.S. Cellular management. As the fair value of the Central Operating License exceeded its book value, the Central Operating License was determined not to be impaired.

Valuation of the Mid-Atlantic Operating Licenses

The following table presents some of the key assumptions of management’s projections utilized in the valuation analysis of the Mid-Atlantic Operating Licenses. Refer to Exhibit 2 of Appendix C for the derivation of fair value of the Mid-Atlantic Licenses.

	Mid Atlantic Community: Projected for Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Revenue Growth	N/A	N/A	239%	83%	46%	29%	18%	10%	5%	4%	3%	2%	2%	2%	2%	2%	2%	2%	2%
EBITDA Margin	NM	-160%	-100%	-10%	10%	20%	30%	32%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%
EBIT Margin	NM	-207%	-123%	-26%	-3%	8%	19%	25%	24%	22%	21%	20%	19%	17%	16%	22%	22%	22%	21%
CAPX as % of Revenue	NM	252%	74%	20%	14%	13%	14%	11%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%

Revenue

Total revenue was projected to be approximately $0.0 million and $51.4 million for the twelve months ending November 1, 2010 and 2011, respectively. Revenue during the build-out phase was projected based on assumptions regarding the expected number of subscribers and ARPU rates. Estimates for the number of subscribers during the build-out phase were based on assumptions regarding the levels of covered Pops, penetration rates, and subscriber churn rates. Revenue was expected to grow quickly during the build-out phase due to increases in market penetration and rapid subscriber growth. In 2012, 2013, 2014, 2015 and 2016 revenue growth was forecasted to be 239.1 percent, 83.2 percent, 46.3 percent, 28.5 percent, and 18.2 percent, respectively. By 2017, revenue was projected to reach levels commensurate with those in the first full year of U.S. Cellular’s current business plan (2010) for the Mid-Atlantic Community. Revenue growth beyond 2017, was based on the starting level of current subscribers from U.S. Cellular’s current business plan for the Mid-Atlantic Community, and was forecasted to grow over the forecast period, declining to two percent by 2028 which was the expected long-term growth rate for the Reporting Unit. In addition, the selected revenue growth rates were dependent on achieving EBITDA margins that were consistent with the EBITDA margins observed in the valuation for the overall Reporting Unit.

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Operating Expenses

Total operating expenses, which consisted of subscriber acquisition costs and other operating expenses, were projected by management to be $0.0 in 2010 and $133.7 million or 260.0 percent of revenue in 2011. Operating expenses were high as a percentage of revenue in the early years of the build-out phase due to the costs associated with acquiring subscribers and fixed network costs being spread over a relatively small subscriber base. Beyond 2011, operating expenses as a percentage of revenue were expected to decline to 70.0 percent of revenue or $497.3 million in 2016, which was the end of the build-out period. Beyond 2016, operating expenses were projected based on U.S. Cellular’s current business plan for the Mid-Atlantic Community as a percentage of revenue. In 2017 and 2018, operating expenses were expected to decrease slightly to 67.7 percent and 67.3 percent of revenue, respectively. Beyond 2018, operating expenses were expected to remain constant at 67.3 percent of revenue and by 2028 operating expenses were projected to total $694.5 million.

Depreciation

Depreciation, which was computed based on the required build-out of the network and future maintenance expenditures, and was projected by management to be $8.1 million, $24.3 million, $40.4 million, $52.6 million, $60.7 million, $69.5 million, and $80.6 million in 2010, 2011, 2012, 2013, 2014, 2015, and 2016, respectively. After the build-out period, depreciation was projected based on U.S. Cellular’s current business plan for the Mid-Atlantic Community as a percentage of revenue. As result, in 2017, depreciation as a percentage of revenue was expected to be 7.7 percent of revenue or $60.6 million and increase to 16.6 percent of revenue in 2024 or $158.4 million. Beyond 2024, depreciation was expected to decline to 11.2 percent of revenue in 2025 and remain at that level through 2027, eventually reaching $113.4 million. In 2028, depreciation was estimated based on long-term projected capital expenditure levels and was projected to equal $125.0 million or 12.1 percent of revenue. In estimating depreciation levels in the build-out period and beyond, based on discussions with management, it was assumed capital expenditures would have a useful life of eight years.

EBIT

EBIT was projected to be a negative $8.1 million, negative $106.6 million, negative $214.8 million, negative $84.8 million, negative $13.9 million, $50.7 million, and $132.6 million in 2010, 2011, 2012, 2013, 2014, 2015, and 2016, respectively. EBIT margins over the build-out phase were expected to grow from a negative 207.2 percent in 2011 to 18.7 percent in 2016. The losses and lower margin in the early years of the build-out phase were due to the costs associated with building out the network and acquiring a subscriber base. In 2017, EBIT margins were expected to increase to 24.6 percent or $193.0 million. Beyond 2017, EBIT margins were expected to decline through 2024 to 16.1 percent or $153.8 million due to increases in depreciation expense. Beyond 2024, EBIT margins were expected to increase due to the decline in depreciation expenses, as EBITDA margins were expected to remain constant during that time. As a result EBIT margins were projected to be 21.6 percent of revenue in 2025, 21.5 percent of revenue in 2026 and 2027, and 20.6 percent in 2028, or $209.7 million, $213.5 million, $217.9 million, and $212.9 million in the years 2025, 2026, 2027 and 2028, respectively.

Income Taxes

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Based on discussions with management, income taxes were calculated based on an assumed marginal corporate tax rate of 40.0 percent throughout the projection period. An effective, cumulative tax loss carry forward was calculated during the projection period and applied to income taxes accordingly. This assumes that taxable losses incurred during the build-out phase would be used to offset future income.

Working Capital

The working capital requirement was estimated at five percent of total revenue over the projection period. This was based on both discussions with U.S. Cellular management regarding their working capital requirements as well as an analysis of the observed working capital levels of selected guideline companies within the industry. Changes in working capital levels in each year were then calculated accordingly.

CAPEX

The Greenfield approach assumes that the purchaser of the license has to completely build the network; thus, all necessary capital expenditures in order to satisfy future revenue must be fully captured in the projections. As discussed previously, it was assumed that it would take seven years to completely build-out the network. Therefore, the build-out of the network was expected to be completed by the end of 2016. Capital expenditures in 2010, 2011, and 2012 were expected to equal $129.4 million, or 251.6 percent and 74.2 percent in 2011 and 2012, respectively. Beyond 2012, capital expenditures over the build-out phase were estimated to decline until 2016 totaling $64.7 million, $64.7 million, and $76.7 million in 2013, 2014, and 2015, or 20.2 percent 13.8 percent and 12.8 percent of revenue, respectively. Capital expenditures were expected to grow in 2016 to $100.2 million, or 14.1 percent. After the build-out period, capital expenditures were projected based on U.S. Cellular’s current business plan for the Mid-Atlantic Community as a percentage of revenue. As result, in 2017, CAPEX as a percentage of revenue was expected to be 11.4 percent of revenue or $89.4 million and increase to 12.4 percent of revenue in 2019 or $105.8 million. In 2020, CAPEX was expected to decline as a percentage of revenue to 12.1 percent and remain constant as a percentage of revenue over the remainder of the forecast period, reaching $125.0 million by 2028.

Cash Flow and Terminal Value

The cash flow for each year of the projection period was calculated as follows: after-tax income, plus depreciation, less incremental investments in working capital and CAPEX. The present value of the cash flows attributable to the Operating License was computed using a 10.0 percent discount rate. The selected discount rates are discussed in further detail in a later section of this report.

As the Operating Licenses were indefinite lived intangible assets, a terminal value was calculated and included in the valuation of the Operating Licenses. The terminal value was computed by grossing up the 2028 cash flows by the long-term growth rate of two percent and capitalizing the resulting cash flows by the difference between the discount rate and the two percent long-term growth rate. The terminal value represents the amount an investor would pay at the end of the projection period for the rights to the cash flow generated by the Operating Licenses in the years subsequent to the projection period. The calculation for the terminal value is as follows:

(2028 Cash Flow x (1 + Terminal Growth Rate)) / (Discount Rate – Terminal Growth Rate).

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The projected cash flows along with the terminal value were then discounted to the present and summed, which resulted in a value of $157.0 million. In addition to the present value of the projected cash flows, the value of an intangible asset should also include the tax benefits resulting from the amortization of that intangible asset for income tax purposes. We have therefore estimated the value of the tax shield benefits for this asset. To derive a value for the tax shield, we applied the statutory tax amortization period of intangible assets of 15 years to the value of the Operating Licenses to derive an estimate of the amortization per year. This amount was then tax-affected to conclude an after-tax value of the amortization payment and discounted to the present using a 10.0 percent discount rate to arrive at the concluded value of the tax amortization benefit. The tax amortization benefit was calculated to be $42.4 million.

Conclusion of Value

The fair value of the Operating Licenses was therefore estimated as the sum of the present values of the after-tax cash flows attributable to the Operating Licenses, including the terminal value, plus the tax amortization benefit. Based on a present value of cash flows of $157.0 million and a tax amortization benefit of $42.4 million, the fair value of the Mid-Atlantic Community Operating License was calculated to be $199.0 million.

The book value of the Mid-Atlantic Community Operating License was $197.0 million, which was provided by U.S. Cellular management. As the fair value of the Mid-Atlantic Operating License exceeded its book value, the Mid-Atlantic Operating License was determined not to be impaired.

Valuation of the New England Operating Licenses

The following table presents some of the key assumptions of management’s projections utilized in the valuation analysis of the New England Operating Licenses. Refer to Exhibit 2 of Appendix D for the derivation of fair value of the New England Licenses.

	New England Community: Projected for Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Revenue Growth	N/A	N/A	273%	85%	37%	23%	18%	11%	4%	4%	3%	2%	2%	2%	2%	2%	2%	2%	2%
EBITDA Margin	NM	-160%	-100%	-10%	10%	20%	30%	32%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%
EBIT Margin	NM	-222%	-125%	-26%	-2%	9%	20%	27%	26%	24%	23%	22%	20%	19%	18%	22%	22%	22%	21%
CAPX as % of Revenue	NM	298%	53%	7%	5%	6%	5%	11%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%

Revenue

Total revenue was projected to be approximately $0.0 million and $22.7 million for the twelve months ending November 1, 2010 and 2011, respectively. Revenue during the build-out phase was projected based on assumptions regarding the expected number of subscribers and ARPU rates. Estimates for the number of subscribers during the build-out phase were based on assumptions regarding the levels of covered Pops, penetration rates, and subscriber churn rates. Revenue was expected to grow quickly during the build-out phase due to increases in market penetration and rapid subscriber growth. In 2012, 2013, 2014, 2015, and 2016 revenue growth was forecasted to be 273.1 percent, 85.0 percent, 37.4 percent, 22.6 percent, and 17.9 percent, respectively. By 2017, revenue was projected to reach levels commensurate with those in the first full year of U.S. Cellular’s current business plan (2010) for the New England Community. Revenue growth beyond 2017 was based on the starting level of current subscribers from U.S. Cellular’s current business plan for the New England Community, and was forecasted to grow

Marsh	39

over the forecast period, declining to two percent by 2028, which was the expected long-term growth rate for the Reporting Unit. In addition, the selected revenue growth rates were dependent on achieving EBITDA margins that were consistent with the EBITDA margins observed in the valuation for the overall Reporting Unit.

Operating Expenses

Total operating expenses, which consisted of subscriber acquisition costs and other operating expenses, were projected by management to be $0.0 in 2010 and $59.1 million or 260.0 percent of revenue in 2011. Operating expenses were high as a percentage of revenue in the early years of the build-out phase due to the costs associated with acquiring subscribers and fixed network costs being spread over a relatively small subscriber base. Beyond 2011, operating expenses as a percentage of revenue were expected to decline to 70.0 percent of revenue or $217.9 million in 2016, which was the end of the build-out period. Beyond 2016, operating expenses were projected based on U.S. Cellular’s current business plan for the New England Community as a percentage of revenue. In 2017 and 2018, operating expenses were expected to decrease slightly to 67.7 percent and 67.3 percent of revenue, respectively. Beyond 2018, operating expenses were expected to remain constant at 67.3 percent of revenue and by 2028 operating expenses were projected to total $303.2 million.

Depreciation

Depreciation, which was computed based on the required build-out of the network and future maintenance expenditures, and was projected by management to be $4.9 million, $14.1 million, $21.1 million, $24.6 million, $26.1 million, $27.8 million, and $29.8 million in 2010, 2011, 2012, 2013, 2014, 2015, and 2016, respectively. After the build-out period, depreciation was projected based on U.S. Cellular’s current business plan for the New England Community as a percentage of revenue. As result, in 2017, depreciation as a percentage of revenue was expected to be 5.7 percent of revenue or $19.8 million and increase to 14.9 percent of revenue in 2024 or $62.0 million. Beyond 2024, depreciation was expected to decline to 11.2 percent of revenue in 2025 and remain at that level through 2027, eventually reaching $49.5 million. In 2028, depreciation was estimated based on long-term projected capital expenditure levels and was projected to equal $54.6 million or 12.1 percent of revenue. In estimating depreciation levels in the build-out period and beyond, based on discussions with management, it was assumed capital expenditures would have a useful life of eight years.

EBIT

EBIT was projected to be a negative $4.9 million, negative $50.4 million, negative $105.9 million, negative $40.3 million, negative $4.5 million, $25.0 million, and $63.6 million in 2010, 2011, 2012, 2013, 2014, 2015, and 2016, respectively. EBIT margins over the build-out phase were expected to grow from negative 222.0 percent in 2011 to 20.4 percent in 2016. The losses and lower margin in the early years of the build-out phase were due to the costs associated with building out the network and acquiring a subscriber base. In 2017, EBIT margins were expected to increase to 26.6 percent or $91.9 million. Beyond 2017, EBIT margins were expected to decline through 2024 to 17.8 percent or $74.3 million due to increases in depreciation expense. Beyond 2024, EBIT margins were expected to increase to 20.6 percent of revenue in 2028, or $92.9 million. The increase in EBIT margins beyond 2024 was due to declines in depreciation expense, as EBITDA margins were expected to remain constant during this time.

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Income Taxes

Based on discussions with management, income taxes were calculated based on an assumed marginal corporate tax rate of 40.0 percent throughout the projection period. An effective, cumulative tax loss carry forward was calculated during the projection period and applied to income taxes accordingly. This assumes that taxable losses incurred during the build-out phase would be used to offset future income.

Working Capital

The working capital requirement was estimated at five percent of total revenue over the projection period. This was based on both discussions with U.S. Cellular management regarding their working capital requirements as well as an analysis of the observed working capital levels of selected guideline companies within the industry. Changes in working capital levels in each year were then calculated accordingly.

CAPEX

The Greenfield approach assumes that the purchaser of the license has to completely build the network; thus, all necessary capital expenditures in order to satisfy future revenue must be fully captured in the projections. As discussed previously, it was assumed that it would take seven years to completely build-out the network. Therefore, the build-out of the network was expected to be completed by the end of 2016. Capital expenditures in 2010 were expected to equal $78.9 million. Beyond 2010, capital expenditures over the build-out phase were estimated to decline as a percentage of revenue until 2015 totaling $67.6 million, $45.1 million, $11.3 million, $11.3 million, and 16.5 million in 2011, 2012, 2013 2014, and 2015, or 297.6 percent, 53.2 percent 7.2 percent, 5.2 percent, and 6.3 percent of revenue, respectively. Capital expenditures were expected to decline as a percentage of revenue in 2016 to $15.6 or 5.0 percent. After the build-out period, capital expenditures were projected based on U.S. Cellular’s current business plan for the New England Community as a percentage of revenue. As result, in 2017, CAPEX as a percentage of revenue was expected to be 11.4 percent of revenue or $39.4 million and increase to 12.4 percent of revenue in 2019 or $46.3 million. In 2019, CAPEX was expected to decline as a percentage of revenue to 12.1 percent and remain constant as a percentage of revenue over the remainder of the forecast period, reaching $54.6 million by 2028.

Cash Flow and Terminal Value

The cash flow for each year of the projection period was calculated as follows: after-tax income, plus depreciation, less incremental investments in working capital and CAPEX. The present value of the cash flows attributable to the Operating License was computed using a 10.0 percent discount rate. The selected discount rates are discussed in further detail in a later section of this report.

As the Operating Licenses were indefinite lived intangible assets, a terminal value was calculated and included in the valuation of the Operating Licenses. The terminal value was computed by grossing up the 2028 cash flows by the long-term growth rate of two percent and capitalizing the resulting cash flows by the difference between the discount rate and the two percent long-term growth rate. The terminal value represents the amount an investor would pay at the end of the projection period for the rights to the cash flow generated by the Operating Licenses in the years subsequent to the projection period. The calculation for the terminal value is as follows:

Marsh	41

(2028 Cash Flow x (1 + Terminal Growth Rate)) / (Discount Rate – Terminal Growth Rate).

The projected cash flows along with the terminal value were then discounted to the present and summed, which resulted in a value of $82.0 million. In addition to the present value of the projected cash flows, the value of an intangible asset should also include the tax benefits resulting from the amortization of that intangible asset for income tax purposes. We have therefore estimated the value of the tax shield benefits for this asset. To derive a value for the tax shield, we applied the statutory tax amortization period of intangible assets of 15 years to the value of the Operating Licenses to derive an estimate of the amortization per year. This amount was then tax-affected to conclude an after-tax value of the amortization payment and discounted to the present using a 10.0 percent discount rate to arrive at the concluded value of the tax amortization benefit. The tax amortization benefit was calculated to be $22.2 million.

Conclusion of Value

The fair value of the Operating Licenses was therefore estimated as the sum of the present values of the after-tax cash flows attributable to the Operating Licenses, including the terminal value, plus the tax amortization benefit. Based on a present value of cash flows of $82.0 million and a tax amortization benefit of $22.2 million, the fair value of the New England Community Operating License was calculated to be $104.0 million.

The book value of the New England Community Operating License was $75.7 million, which was provided by U.S. Cellular management. As the fair value of the New England Operating License exceeded its book value, the New England Operating License was determined not to be impaired.

Valuation of the Northwest Operating Licenses

The following table presents some of the key assumptions of management’s projections utilized in the valuation analysis of the Northwest Operating Licenses. Refer to Exhibit 2 of Appendix F for the derivation of fair value of the Northwest Licenses.

	Northwest Community: Projected for Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Revenue Growth	NM	N/A	205%	81%	53%	36%	21%	9%	4%	4%	3%	2%	2%	2%	2%	2%	2%	2%	2%
EBITDA Margin	NM	-160%	-50%	-10%	10%	20%	30%	32%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%
EBIT Margin	NM	-216%	-81%	-32%	-7%	6%	17%	24%	24%	22%	21%	20%	18%	17%	16%	22%	22%	22%	21%
CAPX as % of Revenue	NM	300%	98%	27%	18%	15%	16%	11%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%

Revenue

Total revenue was projected to be approximately $0.0 million and $18.4 million for the twelve months ending November 1, 2010 and 2011, respectively. Revenue during the build-out phase was projected based on assumptions regarding the expected number of subscribers and ARPU rates. Estimates for the number of subscribers during the build-out phase were based on assumptions regarding the levels of covered Pops, penetration rates, and subscriber churn rates. Revenue was expected to grow quickly during the build-out phase due to increases in market penetration and rapid subscriber growth. In 2012, 2013, 2014, 2015, and 2016 revenue growth was forecasted to be 205.1 percent, 81.1 percent, 52.7 percent, 35.8 percent, and 21.3 percent, respectively. By 2017, revenue was projected to reach levels

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commensurate with those in the first full year of U.S. Cellular’s current business plan (2010) for the Northwest Community. Revenue growth beyond 2017, was based on the starting level of current subscribers from U.S. Cellular’s current business plan for the Northwest Community, and was forecasted to grow over the forecast period, declining to two percent by 2028, which was the expected long-term growth rate for the Reporting Unit. In addition, the selected revenue growth rates were dependent on achieving EBITDA margins that were consistent with the EBITDA margins observed in the valuation for the overall Reporting Unit.

Operating Expenses

Total operating expenses, which consisted of subscriber acquisition costs and other operating expenses, were projected by management to be $0.0 in 2010 and $47.8 million or 260.0 percent of revenue in 2011. Operating expenses were high as a percentage of revenue in the early years of the build-out phase due to the costs associated with acquiring subscribers and fixed network costs being spread over a relatively small subscriber base. Beyond 2011, operating expenses as a percentage of revenue were expected to decline to 70.0 percent of revenue or $178.8 million in 2016, which was the end of the build-out period. Beyond 2016, operating expenses were projected based on U.S. Cellular’s current business plan for the Northwest Community as a percentage of revenue. In 2017 and 2018, operating expenses were expected to decrease slightly to 67.7 percent and 67.3 percent of revenue, respectively. Beyond 2018, operating expenses were expected to remain constant at 67.3 percent of revenue and by 2028 operating expenses were projected to total $245.6 million.

Depreciation

Depreciation, which was computed based on the required build-out of the network and future maintenance expenditures, and was projected by management to be $3.4 million, $10.3 million, $17.2 million, $22.4 million, $25.8 million, $29.6 million, and $34.1 million in 2010, 2011, 2012, 2013, 2014, 2015, and 2016, respectively. After the build-out period, depreciation was projected based on U.S. Cellular’s current business plan for the Northwest Community as a percentage of revenue. As result, in 2017, depreciation as a percentage of revenue was expected to be 7.9 percent of revenue or $22.0 million and increase to 16.8 percent of revenue in 2024 or $56.5 million. Beyond 2024, depreciation was expected to decline, to 11.2 percent of revenue in 2025, 2026, and 2017, or $38.5 million, $39.4 million, and $40.1 million, respectively. In 2028, depreciation was estimated based on long-term projected capital expenditure levels and was projected to equal $44.2 million or 12.1 percent of revenue. In estimating depreciation levels in the build-out period and beyond, based on discussions with management, it was assumed capital expenditures would have a useful life of eight years.

EBIT

EBIT was projected to be a negative $3.4 million, negative $39.8 million, negative $45.3 million, negative $32.6 million, negative $10.3 million, $12.5 million, and $42.5 million in 2010, 2011, 2012, 2013, 2014, 2015, and 2016, respectively. EBIT margins over the build-out phase were expected to grow from a negative 216.2 percent in 2011 to 16.7 percent in 2016. The losses and lower margin in the early years of the build-out phase were due to the costs associated with building out the network and acquiring a subscriber base. In 2017, EBIT margins were expected to increase to 24.5 percent or $68.4 million. Beyond 2017, EBIT margins were expected to decline through 2024 to 16.0 percent or $53.8 million due to increases in depreciation expense. Beyond 2024, EBIT margins were expected to increase, to 20.6

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percent of revenue in 2028, or $75.5 million. The increase in EBIT margins beyond 2024 was due to declines in depreciation expense, as EBITDA margins were expected to remain constant during this time.

Income Taxes

Based on discussions with management, income taxes were calculated based on an assumed marginal corporate tax rate of 40.0 percent throughout the projection period. An effective, cumulative tax loss carry forward was calculated during the projection period and applied to income taxes accordingly. This assumes that taxable losses incurred during the build-out phase would be used to offset future income.

Working Capital

The working capital requirement was estimated at five percent of total revenue over the projection period. This was based on both discussions with U.S. Cellular management regarding their working capital requirements as well as an analysis of the observed working capital levels of selected guideline companies within the industry. Changes in working capital levels in each year were then calculated accordingly.

CAPEX

The Greenfield approach assumes that the purchaser of the license has to completely build the network; thus, all necessary capital expenditures in order to satisfy future revenue must be fully captured in the projections. As discussed previously, it was assumed that it would take seven years to completely build-out the network. Therefore, the build-out of the network was expected to be completed by the end of 2016. Capital expenditures in 2010 were expected to equal $55.1 million. Beyond 2010, capital expenditures over the build-out phase were estimated to decline as a percentage of revenue until 2015 totaling $55.1 million, $55.1 million, $27.6 million, $27.6 million, and 31.8 million in 2011, 2012, 2013 2014, and 2015, or 300.0 percent, 98.3 percent 27.2 percent, 17.8 percent, and 15.1 percent of revenue, respectively. Capital expenditures were expected to grow as a percentage of revenue in 2016 to $40.3 or 15.8 percent. After the build-out period, capital expenditures were projected based on U.S. Cellular’s current business plan for the New England Community as a percentage of revenue. As result, in 2017, CAPEX as a percentage of revenue was expected to be 11.4 percent of revenue or $31.9 million and increase to 12.4 percent of revenue in 2019 or $37.5 million. In 2019, CAPEX was expected to decline as a percentage of revenue to 12.1 percent and remain constant as a percentage of revenue over the remainder of the forecast period, reaching $44.2 million by 2028.

Cash Flow and Terminal Value

The cash flow for each year of the projection period was calculated as follows: after-tax income, plus depreciation, less incremental investments in working capital and CAPEX. The present value of the cash flows attributable to the Operating License was computed using a 10.0 percent discount rate. The selected discount rates are discussed in further detail in a later section of this report.

As the Operating Licenses were indefinite lived intangible assets, a terminal value was calculated and included in the valuation of the Operating Licenses. The terminal value was computed by grossing up the 2028 cash flows by the long-term growth rate of two percent and capitalizing the resulting cash flows by the difference between the discount rate and the two percent long-term growth rate. The terminal value

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represents the amount an investor would pay at the end of the projection period for the rights to the cash flow generated by the Operating Licenses in the years subsequent to the projection period. The calculation for the terminal value is as follows:

(2028 Cash Flow x (1 + Terminal Growth Rate)) / (Discount Rate – Terminal Growth Rate).

The projected cash flows along with the terminal value were then discounted to the present and summed, which resulted in a value of $45.0 million. In addition to the present value of the projected cash flows, the value of an intangible asset should also include the tax benefits resulting from the amortization of that intangible asset for income tax purposes. We have therefore estimated the value of the tax shield benefits for this asset. To derive a value for the tax shield, we applied the statutory tax amortization period of intangible assets of 15 years to the value of the Operating Licenses to derive an estimate of the amortization per year. This amount was then tax-affected to conclude an after-tax value of the amortization payment and discounted to the present using a 10.0 percent discount rate to arrive at the concluded value of the tax amortization benefit. The tax amortization benefit was calculated to be $12.2 million.

Conclusion of Value

The fair value of the Operating Licenses was therefore estimated as the sum of the present values of the after-tax cash flows attributable to the Operating Licenses, including the terminal value, plus the tax amortization benefit. Based on a present value of cash flows of $45.0 million and a tax amortization benefit of $12.2 million, the fair value of the Northwest Community Operating License was calculated to be $57.0 million.

The book value of the Northwest Community Operating License was $71.0 million, which was provided by U.S. Cellular management. As the fair value of the Northwest Operating License was less than its book value, the Northwest Operating License was deemed to be impaired.

Conclusion and Summary of Values

The table below summarizes our findings for the fair value and net book value for the Operating Licenses of each Reporting Unit utilizing the Greenfield approach.

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Reporting Unit	Fair Value of Operating Licenses ($ millions)	Book Value of Operating Licenses (1) ($ millions)

Central Region	$641	$623
Mid-Atlantic Region	199	197
New England Region	104	76
New York Region	NA	0
Northwest Region	57	71
Total	$1,001	$967
Notes:
(1) Book value of Licenses provided by management.

As indicated in the table above, the fair value of the Operating Licenses in each Community exceeded their respective book value, except for the Northwest Community which fell below its carrying value. Therefore, it was determined the Operating Licenses of the Central, Mid-Atlantic, and New England Communities were not impaired. The Operating License for the Northwest Community was deemed to be impaired under Step One of ASC 350. Refer to Exhibit 2 of Appendices B, C, D, and F for the detailed valuation exhibits for the Central, Mid-Atlantic, New England and Northwest Communities.

Comparison to Excess Cash Flow Method

The income approach utilizing an excess cash flow methodology was used to corroborate the results from the Greenfield approach. As mentioned above, the principle behind the excess cash flow method, employed through the use of a DCF, is that the fair value of an income-generating intangible asset is measured by the present value of the projected future cash flow attributed to the intangible asset over the intangible asset’s remaining useful life.

The table below lists the estimated fair value for the Operating Licenses for each Reporting Unit utilizing the excess cash flow method.

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Reporting Unit	Fair Value of Operating Licenses ($ millions)	Book Value of Operating Licenses (1) ($ millions)

Central Region	$633	$623
Mid-Atlantic Region	202	197
New England Region	102	76
New York Region	NA	0
Northwest Region	68	71
Total	$1,005	$967
Notes:
(1) Book value of Licenses provided by management.

As a result, the derived fair values for the Operating Licenses utilizing an excess cash flow approach were within a reasonable range to the fair values derived using the Greenfield approach which corroborates the results of the Greenfield analyses results.

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Determination of the Discount Rate

Introduction

Since the income approach measures the value of an asset as the present value of its future monetary benefits, application of this approach necessitates the development of an appropriate discount rate. We calculated a market derived weighted average cost of capital (“WACC”) for U.S. Cellular, which was used in determining the fair value of the Communities. The WACC was calculated to be 11.5 percent (rounded). The WACC was used as the starting point for determining the discount rate used in the valuation of the Operating Licenses. Refer to Exhibit 1 of Appendix G for a detailed calculation of the WACC.

The WACC is comprised of a required rate of return on equity plus the current tax-effected rate of return on debt, weighted by the relative percentages of equity and debt in the capital structure of the Company and of comparable public companies whose business operations are similar to those of the Company. The WACC should reflect macroeconomic, industry, and firm-specific factors in determining the degree of perceived risk associated with the projected cash flows.

Cost of Equity

In estimating the Company’s WACC we considered market data concerning the following companies that we deemed comparable to U.S. Cellular: Centennial Communications Corp., Leap Wireless International Inc., Sprint Nextel Corp., iPCS, Inc., and MetroPCS Communications Inc. We also considered public market data available for U.S. Cellular.

In order to determine the current market yield required on equity, we applied the Capital Asset Pricing Model (“CAPM”) adjusted for specific risks associated with the wireless telecommunications industry. The CAPM is a generally accepted method for estimating investors' yield requirement and hence a company's cost of equity capital. The CAPM is represented by the following algebraic equation:

CAPM = Risk-Free Rate + (Relevered Beta * Equity Risk Premium) + Small Stock Premium + Company Specific Risk Premium

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The following discusses the inputs used in the CAPM formula.

Risk-Free Rate of Return - Based on available information, the yield on 20-year effective government bonds as of November 1, 2009 was 4.19 percent. Government bonds are considered risk-free because if held to maturity, default risk is assumed to be negligible.

Beta - Beta is a measure of relative risk associated with an investment in a particular company as compared to the risk associated with an investment in a diversified portfolio of common stocks such as the S&P 500. For example, investing in a company with a beta of 1.10 means that the investment is 10.0 percent more risky than an investment in a diversified portfolio. Betas are available only for publicly traded companies. We revised the betas of the guideline companies discussed above to ascertain a proxy for an industry beta. Once the industry average beta was estimated, the beta was relevered to reflect the target debt to equity ratio as determined based on the capital structures of the guideline companies. Based on the observed betas and the selected capital structure, the relevered beta was calculated to be 1.49.

Market Risk Premium - The market premium is the expected return on a diversified, market-weighted portfolio of common stocks less the expected return on a long-term risk-free bond. The market risk premium is based on consideration of both historical and forward-looking evidence of investors’ expectations and was based on published data in Ibbotson Associates' SBBI Valuation Edition Yearbook, 2009. According to Ibbotson Associates, the U.S. market risk premium was 6.5 percent.

Small Stock Premium - A small stock premium is utilized to reflect the extra risk of an investment in a small company. This premium is derived from historical differences in returns between small companies and large companies using data published in Ibbotson Associates' SBBI Valuation Edition Yearbook, 2009. Based on the market capitalization of U.S. Cellular, we utilized a small stock premium of 0.94 percent.

Company-Specific Risk Premium - In addition to the equity risk premium, a company-specific premium may be appropriate in certain situations. A company-specific risk premium (“CSRP”) of 3.0 percent was selected based on a variety of factors including risks associated with the underlying financial forecasts, specific risk factors facing the Company, and discussions with management.

First, the Company’s overall financial projections were deemed to have more projection risk as the forecasts were derived based on market participant factors. As a result, the projections do reflect the additional risks associated with the Company. The selected CSRP was higher than the CSRP utilized in last year’s analysis because in 2009 U.S. Cellular was being squeezed between the large wireless providers that have more spectrums, larger networks, and offer more diversified products, and smaller wireless providers that have begun to offer more competitive pricing. As a result, it is has been difficult for U.S. Cellular to compete with both types of companies.

In addition, if the CSRP was not included in the calculation of the WACC, the implied control premium would be higher than the calculated 54.9 percent premium, which would not be reflective of control premiums that we observed in the market. As a result, the implied equity value of U.S. Cellular would be overstated.

By applying CAPM based on the inputs discussed above, the cost of equity was calculated to be 17.80 percent.

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Cost of Debt

The next step in computing the WACC was to determine the cost of debt as of the Valuation Date. In determining the appropriate cost of debt we examined the long-term yields on publicly-traded debt as of the Valuation Date of several companies operating in the wireless services industry, including the debt of U.S. Cellular. We also examined the long-term yields on several indexes as of the Valuation Date including the U.S. BBB rated Phone Index, U.S. Industrials Indexes with credit ratings that ranged from BBB- to B+, and yields on Moody’s Baa bonds. Refer to the table below for a list of the bond yields as of the Valuation Date.

Source	Yields	Source Date
A Phones (20 year)	5.93%	10/30/2009
A Phones (30 year)	6.08%	10/30/2009
BBB Phones (20 Years)	7.35%	10/30/2009
BBB Phones (30 Years)	7.51%	10/30/2009
US Industrial BBB+ (20 yr)	6.05%	10/30/2009
US Industrial BBB (20 yr)	6.08%	10/30/2009
US Industrial BBB - (20 yr)	6.88%	10/30/2009
US Industrial BB + (20 yr)	8.01%	10/30/2009
US Industrial BB (20 yr)	8.18%	10/30/2009
US Industrial BB - (20 yr)	8.21%	10/30/2009
US Industrial B+ (20 yr)	8.55%	10/30/2009
US Industrial B (20 yr)	9.51%	10/30/2009
US Industrial B - (20 yr)	10.31%	10/30/2009
Moody’s Baa week ending 10/30/2009	6.27%

Based on the above, we estimated the applicable pre-tax cost of debt to be 8.5 percent. The after-tax rate of return on long-term debt was determined by applying a marginal corporate tax rate of 40.0 percent to the pre-tax rate of 8.5 percent, which resulted in an after-tax cost of debt of 5.1 percent.

WACC

To compute the WACC, the required rates of return on equity and long-term debt were then weighted by a market-derived capital structure, which was based on the median equity–to-capital ratio of the selected guideline companies. The WACC for the Company was then calculated in accordance with the following equation:

WACC = Debt/Capital Ratio (Tax Affected Cost of Borrowing) + Equity/Capital Ratio (Cost of Equity).

Based on this computation and the yields available on financial instruments at the Valuation Date, the risk level of equity investments in general, and the specific risks associated with U.S. Cellular’s operations, the WACC was calculated to be 11.5 percent (rounded).

As further support for the concluded discount rate of 11.5 percent, we reviewed the discount rates being employed by analysts in their DCF valuations of various wireless companies. We were able to obtain WACC estimates from various analyst research reports issued near the Valuation Date for the following

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companies: U.S. Cellular, Sprint Nextel Corp, Leap Wireless International Inc., MetroPCS Communications Inc., and Verizon and AT&T (applicable to just the wireless segments). In cases where multiple analyst WACC estimates were available for the same company, we calculated the average WACC estimate for the company. We then calculated the max, min, median, and average for each company average. Based on this, the range of WACC estimates for the companies listed above was from 7.2 percent to 10.5 percent with a median of 9.7 percent and an average of 9.2 percent. The estimated WACC for U.S. Cellular was outside of the observed range for the guideline comparable companies. This can be attributed to company specific risk factors facing U.S. Cellular when compared to the guideline companies, as discussed above. As a result, we have concluded the Company to be more risky than the other market participants by assigning it a higher discount rate. The derived WACC without an adjustment for a company specific risk premium would be equal to 10.0 percent which is comparable to the WACCs observed for pure play wireless companies such as MetroPCS and Leap Wireless. Furthermore, we note that the Company had performed an independent, internal WACC analysis and arrived at a concluded WACC of approximately 12.0 percent, which is close to the concluded WACC derived above of 11.5 percent. The table below provides the estimated WACC for the guideline comparable companies based on a review of recent analyst reports.

	Weighted Average Average	Cost of Capital Median
Leap Wireless	10.4%	10.5%
MetroPCS	10.4%	10.5%
Sprint Nextel	9.5%	9.5%
AT&T	7.6%	7.5%
Verizon	7.3%	7.2%

Overall Average	9.0%	9.0%
Overall Median	9.5%	9.5%
Source: Various analyst reports from OneSource and TheMarkets.com

Selection of Discount Rates

Based on the above, a discount rate of 11.5 percent was selected and incorporated in the DCF analysis applied to all of the Reporting Units, as part of the Step One analysis. Given that the calculated fair value of equity for U.S. Cellular reconciled to the value of US Cellular’s indicated by the stock price, the discount rate utilized in the valuation was deemed to be reasonable and incorporate the risks inherent in the current market environment.

A discount rate of 10.0 percent was used in valuing the Operating Licenses, which was 150 basis points lower than the discount rate used for the overall Reporting Units. Since the overall Company discount rate incorporates a company specific risk premium of 300 basis points, we eliminated that additional risk when estimating a discount rate for the Operating Licenses. The Greenfield approach values a license from the perspective that a buyer purchasing a license today must completely build the required network, and assumes the company owning the license is a new entrant into the market. Therefore, in valuing the Operating Licenses, we assumed that if a market participant buyer were to acquire the licenses they could utilize the licenses with their existing business without bearing the additional operational risks associated with U.S. Cellular. As a result, the company specific risk premium of 3.0 percent was deducted from the

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calculation of the WACC to derive a discount rate of 10.0 percent which was a more appropriate rate to use when valuing the Operating Licenses.

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Summary and Conclusion of Value

Based on the information provided and the analysis conducted, and subject to the attached Statement of General Assumptions and Limiting Conditions, the following tables summarize our opinion for the fair value of the Communities and the Operating Licenses as of the Valuation Date:

Reporting Unit	Fair Value of Equity ($ millions)	Net Book Value of Equity (1) ($ millions)
Central Region	$1,904	$1,094
Mid-Atlantic Region	1,068	677
New England Region	445	222
New York Region	178	126
Northwest Region	464	318
Total	$4,059	$2,437
Notes:
(1) Net book value of equity provided by management

As the fair value of each Reporting Unit exceeded its respective book value, it was concluded there was no indication of goodwill impairment in any of the Reporting Units as of the Valuation Date.

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Reporting Unit	Fair Value of Operating Licenses ($ millions)	Book Value of Operating Licenses (1) ($ millions)

Central Region	$641	$623
Mid-Atlantic Region	199	197
New England Region	104	76
New York Region	NA	0
Northwest Region	57	71
Total	$1,001	$967
Notes:
(1) Book value of Licenses provided by management.

As indicated in the table above, the concluded fair value of the Operating Licenses in the Central, Mid-Atlantic and New England Communities exceeded their respective book value. Therefore, it was determined the Operating Licenses of the Central, Mid-Atlantic, and New England Regions were not impaired. However, the fair value of the Operating Licenses in the Northwest Region was less than its book value and was deemed to be impaired. An analysis was not performed for the Company’s New York Region as the book value of the Licenses in the New York Reporting Unit is zero.

A summary of concluded values can also be found in Exhibits 1, through 4 of Appendix A. For each Community, we have also prepared a weighted average return analysis (“WARA”) to test the reasonableness of our concluded values. The WARA for each Community are presented in Exhibit 5 of Appendix B, C, D, and F.

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Statement of General Assumptions and Limiting Conditions

For any Special Assumptions specific to this service’s purpose and intended use or the subject property, please see the Table of Contents or captions in the report. This appraisal and report is subject to the following general assumptions and limiting conditions:

1.	This appraisal report cannot be included or referred to in any prospectus, offering memo, loan agreement, or any registration statement such as Securities and Exchange Commission filings or other public documents, except as required by law.

2.	This report has been made only for the purpose and function stated and shall not be used for any other purpose. The information contained in this report is specific to the needs of the client and for the intended use stated in this report. Neither Marsh USA Inc. (“Marsh”) nor the appraiser is responsible for unauthorized use of this report. Neither this report nor any portions thereof (including without limitation any conclusions as to value, the identity of Marsh or any individuals signing or associated with this report, or the professional associations or organizations with which they are affiliated) shall be disseminated to third parties by any means without the prior written consent and approval of Marsh.

3.	The date of value to which the conclusions and opinions expressed in this report apply is set forth in this report and the transmittal or opinion letter at the front of this report. Our value opinion is based on the purchasing power of the United States' dollar (or other local currency, as applicable) as of this date. The opinion of value is predicated on the financial structure prevailing as of the date of this appraisal.

4.	Any allocation in this report of the total valuation among components of the property and the weighting of the reported values among the various appraisal approaches applies only to the program of utilization stated in this report. The separate values for any components or approaches may not be applicable for any other purpose and must not be used in conjunction with any other appraisal.

5.	For events that occur subsequent to the appraisal date hereof, no responsibility is taken and no obligation is assumed to revise this report to reflect the impact, if any, of these events or changing conditions as they may have upon the subject although we reserve the right to do so. Neither Marsh nor any individuals signing or associated with this report shall be required by reason of this

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report to give further consultation, to provide testimony or appear in court or other legal proceedings, unless specific arrangements therefore have been made.

6.	Marsh assumes no responsibility for legal matters including interpretations of either the law or contracts. No investigation has been made of, and no responsibility is assumed for, the legal description, or for legal matters including rights of title or encumbrances. Title to the property is assumed to be good and marketable unless otherwise stated. The property is further assumed to be free and clear of liens, easements, encroachments and other encumbrances unless otherwise stated.

7.	Full compliance with all applicable federal, state and local zoning, use, occupancy, environmental, and similar laws and regulations is assumed, unless otherwise stated.

8.	It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been, or can readily be obtained, or renewed for any use on which the value estimates provided in this report are based.

9.	Responsible ownership and competent property management are assumed.

10.	Information furnished by others or taken from Company reports and records, standard reference manuals, publications and other sources, upon which all or portions of this report are based, is believed to be reliable, but has not been verified in all cases. No warranty is given as to the accuracy of such information.

11.	We have not been engaged nor are we qualified to detect the existence of hazardous or toxic materials or wastes that may or may not be present on or near the property. The presence of potentially hazardous substances such as asbestos, urea-formaldehyde foam insulation, industrial wastes, etc. may affect the value of the property. The value estimate herein is predicated on the assumption that there is no such material on, in, or near the property that would cause a loss in value. No responsibility is assumed for any such conditions or for any expertise or engineering knowledge required to discover them. The client should retain an expert in this field if further information is desired.

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Certification of Value

I certify that, to the best of my knowledge and belief: the statements of fact contained in this report are true and correct; the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions; I have no present or prospective interest in the property that is the subject of this report and no personal interest with respect to the parties involved; I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment; my engagement in this assignment was not contingent upon developing or reporting predetermined results; my compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal. The following provided significant business appraisal assistance to the person signing this certification: Eric Fine and Tara Withers.

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Appendix A: Summary Exhibits

U.S. Cellular Corp.				Exhibit 1
ASC 350 Analysis
Summary of Reporting Unit Values
As of November 1, 2009
($ millions)

Operating Markets' Reporting Unit	Fair Value of the Business Enterprise (BEV)	Less: Net Debt (6)	Fair Value of Equity Rounded(7)	Net Book Value (8)

Central Region (1)	$3,198.0	$1,293.6	$1,904.0	$1,093.7
Mid-Atlantic Region (2)	957.0	(111.4)	1,068.0	677.2
New England Region (3)	407.0	(38.3)	445.0	222.1
New York Region (4)	178.0	0.2	178.0	126.0
Northwest Region (5)	344.0	(120.1)	464.0	317.8

Total	$5,084.0	$1,024.0	$4,059.0	$2,436.8

Notes:
(1)		Refer to Appendix B, Exhibit 1 for the calculation of the BEV.
(2)		Refer to Appendix C, Exhibit 1 for the calculation of the BEV.
(3)		Refer to Appendix D, Exhibit 1 for the calculation of the BEV.
(4)		Refer to Appendix E, Exhibit 1 for the calculation of the BEV.
(5)		Refer to Appendix F, Exhibit 1 for the calculation of the BEV.
(6)		Based on balance sheet provided by management as of October 31, 2009. Debt includes ARO liabilities, less related net ARO assets. Communities with negative net debt have cash and net ARO assets in excess of debt related liabilities as of October 31, 2009.
(7)		Equal to the BEV less debt, rounded.
(8)		Net book values for each Reporting Unit were provided by management.

Marsh

U.S. Cellular Corp. ASC 350 Analysis Implied Control Premium Analysis - Based on Equity Value As of November 1, 2009 ($ millions)			Exhibit 2a

Operating Markets' Reporting Units			Equity Value (1)

Central Region			$1,904.0
Mid-Atlantic Region			1,068.0
New England Region			445.0
New York Region			178.0
Northwest Region			464.0

Total Fair Value of Equity of Reporting Units			4,059.0

Add: Net Asset Value of Unbuilt Licenses (2)			557.9
Add: Net Asset Value of Corporate Entity (3)			569.7

Total Fair Value of Equity of U.S. Cellular			$5,186.6

Common Shares Outstanding (4)	Stock Price (5)	Market Capitalization	Implied Control Premium(6)

86.75	$38.60	$3,348	54.9%

Notes:
(1)			Refer to Exhibit 1 of Appendix A.
(2)			As provided by U.S. Cellular management.
(3)			As provided by U.S. Cellular management.
(4)			Based on the shares outstanding as of the Valuation Date, per Capital IQ.
(5)			The stock price of 38.60 represents the monthly average stock price for U.S. Cellular between October 1, 2009 and November 1, 2009.
(6)			Represents implied premium of the total fair value of equity over the market capitalization.

Marsh

U.S. Cellular Corp. ASC 350 Analysis Summary of License Values As of November 1, 2009 ($ millions)				Exhibit 3

Operating Market Reporting Units (1)	Fair Value Licenses ECF Method	Fair Value of Licenses Greenfield Method	Concluded Fair Value of Operating Licenses (6)	Book Value of Operating Licenses (7)

Central Region (2)	$633.0	$641.0	$641.0	$623.1
Mid-Atlantic Region (3)	202.0	199.0	199.0	197.0
New England Region (4)	102.0	104.0	104.0	75.7
Northwest Region (5)	68.0	57.0	57.0	71.0

Total	$1,005.0	$1,001.0	$1,001.0	$966.8

Notes:
(1)	Represents fair value of licenses currently operated by U.S. Cellular® as estimated by Marsh.
(2)	Refer to Appendix B, Exhibits 2a and 2b.
(3)	Refer to Appendix C, Exhibits 2a and 2b.
(4)	Refer to Appendix D, Exhibits 2a and 2b.
(5)	Refer to Appendix F, Exhibits 2a and 2b.
(6)	Concluded value based on the Greenfield Method.
(7)	Book values of the licenses were provided by management.

Marsh

Appendix B: Central Reporting Unit

U.S. Cellular Corp. ASC 350 Analysis Discounted Cash Flow Analysis: Central Reporting Unit As of November 1, 2009 ($ millions)												Exhibit 1

	For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Total Cellular Service Revenue (1)	$2,416.0	$2,478.8	$2,528.4	$2,579.0	$2,630.6	$2,683.2	$2,736.8	$2,791.6	$2,847.4	$2,904.4	$2,962.5	$3,021.7
Growth		2.6%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Total Operating Expenses (1)	1,634.7	1,667.5	1,700.9	1,734.9	1,769.6	1,805.0	1,841.1	1,877.9	1,915.5	1,953.8	1,992.8	2,032.7
As a Percentage of Cellular Service Revenue	67.7%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%

EBITDA	781.3	811.3	827.6	844.1	861.0	878.2	895.8	913.7	932.0	950.6	969.6	989.0
As a Percentage of Cellular Service Revenue	32.3%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%

Depreciation (1)	209.6	245.4	283.6	322.7	362.1	402.3	443.3	485.1	318.1	325.8	332.0	365.7
As a Percentage of Cellular Service Revenue	8.7%	9.9%	11.2%	12.5%	13.8%	15.0%	16.2%	17.4%	11.2%	11.2%	11.2%	12.1%

EBIT	571.7	565.9	543.9	521.4	498.9	475.9	452.5	428.6	613.8	624.8	637.6	623.3
As a Percentage of Cellular Service Revenue	23.7%	22.8%	21.5%	20.2%	19.0%	17.7%	16.5%	15.4%	21.6%	21.5%	21.5%	20.6%

Income Tax Expense/(Benefit)(2)	228.7	226.4	217.6	208.6	199.5	190.4	181.0	171.4	245.5	249.9	255.0	249.3
As a Percentage of EBIT	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%

After-Tax Income	343.0	339.5	326.4	312.8	299.3	285.5	271.5	257.2	368.3	374.9	382.6	374.0
As a Percentage of Cellular Service Revenue	14.2%	13.7%	12.9%	12.1%	11.4%	10.6%	9.9%	9.2%	12.9%	12.9%	12.9%	12.4%

Marsh

U.S. Cellular Corp. ASC 350 Analysis Discounted Cash Flow Analysis: Central Reporting Unit As of November 1, 2009 ($ millions)												Exhibit 1

	For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Addback: Depreciation	209.6	245.4	283.6	322.7	362.1	402.3	443.3	485.1	318.1	325.8	332.0	365.7
As a Percentage of Cellular Service Revenue	8.7%	9.9%	11.2%	12.5%	13.8%	15.0%	16.2%	17.4%	11.2%	11.2%	11.2%	12.1%

Working Capital (3)	120.8	123.9	126.4	128.9	131.5	134.2	136.8	139.6	142.4	145.2	148.1	151.1
As a Percentage of Cellular Service Revenue	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

Less: Increase in Working Capital	144.5	3.1	2.5	2.5	2.6	2.6	2.7	2.7	2.8	2.8	2.9	3.0

Less: Capital Expenditures (1)	275.4	297.5	313.5	312.1	318.3	324.7	331.2	337.8	344.5	351.4	358.5	365.7
As a Percentage of Cellular Service Revenue	11.4%	12.0%	12.4%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%

Cash Flows	132.7	284.4	294.0	321.0	340.6	360.5	380.9	401.7	339.1	346.4	353.2	371.0
As a Percentage of Cellular Service Revenue	5.5%	11.5%	11.6%	12.4%	12.9%	13.4%	13.9%	14.4%	11.9%	11.9%	11.9%	12.3%

Period	0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50	11.50

Present Value Factor (4)	0.9470	0.8494	0.7618	0.6832	0.6127	0.5495	0.4928	0.4420	0.3964	0.3555	0.3189	0.2860

Present Value of Cash Flow	125.7	241.5	223.9	219.3	208.7	198.1	187.7	177.6	134.4	123.2	112.6	106.1

Sum of Present Values	$2,058.8

Residual Calculation
Residual Year Cash Flow (5)	$378.4
Divided by Capitalization Rate(6)	9.5%
Value of All Residual Year Cash flows	$3,983.6
Present Value Factor	0.2860
Present Value of Residual Cash Flows	$1,139.2

Enterprise Value of Central Community(7)	$3,198.0

Notes:
(1)	Revenue, operating expenses, depreciation, and capital expenditures were based on information provided by management.
(2)	Income taxes based on a marginal corporate tax rate of 40.0 percent, as provided by management.
(3)	Projected working capital requirements were estimated to be 5.0 percent of total cellular service revenue based on discussions with management and industry analysis. The change in working capital for the period ending November 1, 2010 was based on the difference between the year-end projected working capital level and the actual working capital level as of November 1, 2009.
(4)	Based on the mid-point convention. Calculation as follows: 1 / (1 + Discount Rate)^Period. The discount rate employed was 11.5 percent.
(5)	Equal to the 2021 cash flows multiplied by one plus the long-term growth rate of 2.0 percent.
(6)	The capitalization rate is equal to the discount rate of 11.5 percent less the long-term growth rate of 2.0 percent.
(7)	Equal to the sum of the present value of the projected cash flows plus the present value of the residual cash flows.

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Operating Licenses - Greenfield Method: Central Reporting Unit As of November 1, 2009 ($ millions)																Exhibit 2a

	For the Twelve Months Ending November 1,
	Build-Out Period							Projection Period After Build-Out
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028

Total Cellular Service Revenue (1)	$0.0	$111.8	$398.3	$840.1	$1,385.9	$1,868.7	$2,277.2	$2,569.9	$2,713.5	$2,829.8	$2,921.5	$2,992.8	$3,052.6	$3,113.7	$3,175.9	$3,239.5	$3,304.2	$3,370.3	$3,437.7
Growth		n/a	256.1%	110.9%	65.0%	34.8%	21.9%	12.9%	5.6%	4.3%	3.2%	2.4%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Total Operating Expenses (1)	0.0	279.6	597.4	924.1	1,247.3	1,495.0	1,594.1	1,738.8	1,825.3	1,903.6	1,965.3	2,013.2	2,053.5	2,094.6	2,136.5	2,179.2	2,222.8	2,267.2	2,312.6
As a Percentage of Cellular Service Revenue	NM	250.0%	150.0%	110.0%	90.0%	80.0%	70.0%	67.7%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%

EBITDA	0.0	(167.8)	(199.1)	(84.0)	138.6	373.7	683.2	831.1	888.1	926.2	956.2	979.5	999.1	1,019.1	1,039.5	1,060.3	1,081.5	1,103.1	1,125.2
As a Percentage of Cellular Service Revenue	NM	-150.0%	-50.0%	-10.0%	10.0%	20.0%	30.0%	32.3%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%

Depreciation (1)	39.6	118.7	197.8	253.2	284.9	311.0	328.3	223.0	268.7	317.4	365.6	412.0	457.7	504.3	551.9	361.9	370.7	377.7	416.0
As a Percentage of Cellular Service Revenue	NM	106.1%	49.7%	30.1%	20.6%	16.6%	14.4%	8.7%	9.9%	11.2%	12.5%	13.8%	15.0%	16.2%	17.4%	11.2%	11.2%	11.2%	12.1%

EBIT	(39.6)	(286.5)	(397.0)	(337.2)	(146.3)	62.8	354.8	608.1	619.5	608.8	590.6	567.6	541.4	514.8	487.6	698.4	710.8	725.4	709.1
As a Percentage of Cellular Service Revenue	NM	-256.1%	-99.7%	-40.1%	-10.6%	3.4%	15.6%	23.7%	22.8%	21.5%	20.2%	19.0%	17.7%	16.5%	15.4%	21.6%	21.5%	21.5%	20.6%

Income Tax Expense/(Benefit)(2)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	175.5	243.5	236.3	227.0	216.6	205.9	195.0	279.3	284.3	290.2	283.6
As a Percentage of EBIT	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	28.3%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%

Effective Tax Loss Carryforward (Cumulative)(3)	39.6	326.0	723.0	1,060.3	1,206.6	1,143.8	789.0	180.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

After-Tax Income (3)	(39.6)	(286.5)	(397.0)	(337.2)	(146.3)	62.8	354.8	608.1	444.0	365.3	354.4	340.5	324.9	308.9	292.6	419.0	426.5	435.2	425.5
As a Percentage of Cellular Service Revenue	0.0%	-256.1%	-99.7%	-40.1%	-10.6%	3.4%	15.6%	23.7%	16.4%	12.9%	12.1%	11.4%	10.6%	9.9%	9.2%	12.9%	12.9%	12.9%	12.4%

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Operating Licenses - Greenfield Method: Central Reporting Unit As of November 1, 2009 ($ millions)										Exhibit 2a

	For the Twelve Months Ending November 1,
	Build-Out Period							Projection Period After Build-Out
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028

Addback: Depreciation	39.6	118.7	197.8	253.2	284.9	311.0	328.3	223.0	268.7	317.4	365.6	412.0	457.7	504.3	551.9	361.9	370.7	377.7	416.0
As a Percentage of Cellular Service Revenue	NM	106.1%	49.7%	30.1%	20.6%	16.6%	14.4%	8.7%	9.9%	11.2%	12.5%	13.8%	15.0%	16.2%	17.4%	11.2%	11.2%	11.2%	12.1%
Addback: Amortization	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Working Capital (4)	0.0	5.6	19.9	42.0	69.3	93.4	113.9	128.5	135.7	141.5	146.1	149.6	152.6	155.7	158.8	162.0	165.2	168.5	171.9
As a Percentage of Cellular Service Revenue	NM	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

Less: Increase in Working Capital	0.0	5.6	14.3	22.1	27.3	24.1	20.4	14.6	7.2	5.8	4.6	3.6	3.0	3.1	3.1	3.2	3.2	3.3	3.4

Less: Capital Expenditures (1)	633.1	633.1	633.1	253.2	253.2	164.0	113.9	293.0	325.6	350.9	353.5	362.1	369.4	376.8	384.3	392.0	399.8	407.8	416.0
As a Percentage of Cellular Service Revenue	NM	566.0%	159.0%	30.1%	18.3%	8.8%	5.0%	11.4%	12.0%	12.4%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%

Cash Flows	(633.1)	(806.5)	(846.5)	(359.3)	(141.9)	185.6	548.9	523.5	379.9	326.0	361.9	386.8	410.2	433.4	457.0	385.8	394.1	401.8	422.1
As a Percentage of Cellular Service Revenue	0.0%	-721.0%	-212.6%	-42.8%	-10.2%	9.9%	24.1%	20.4%	14.0%	11.5%	12.4%	12.9%	13.4%	13.9%	14.4%	11.9%	11.9%	11.9%	12.3%

Period	0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50	11.50	12.50	13.50	14.50	15.50	16.50	17.50	18.50

Present Value Factor (5)	0.9535	0.8668	0.7880	0.7164	0.6512	0.5920	0.5382	0.4893	0.4448	0.4044	0.3676	0.3342	0.3038	0.2762	0.2511	0.2283	0.2075	0.1886	0.1715

Present Value of Cash Flow	(603.6)	(699.0)	(667.1)	(257.4)	(92.4)	109.9	295.4	256.1	169.0	131.8	133.0	129.3	124.6	119.7	114.8	88.1	81.8	75.8	72.4

Sum of Present Values	($418.0)

Residual Calculation
Residual Year Cash Flow(6)	$430.5
Divided by Capitalization Rate (7)	8.0%
Value of All Residual Year Cash flows	$5,381.8
Present Value Factor	0.1715
Present Value of Residual Cash Flows	$922.9

Sum of present value of all Cash Flows(8)	$505.0
Tax Amortization Benefit(9)	$136.5
Fair Value of License - Central Community	$641.0

Notes:
(1)	Revenue, operating expenses, depreciation, and capital expenditures were based on information provided by management.
(2)	Income taxes based on a marginal corporate tax rate of 40.0 percent, as provided by management.
(3)	Tax loss carry forwards have been used to offset future taxable income attributable to the licenses.
(4)	Projected working capital requirements were estimated to be 5.0 percent of total cellular service revenue based on discussions with management and industry analysis.
(5)	Based on the mid-point convention. Calculation as follows: 1 / (1 + Discount Rate)^Period. The discount rate employed was 10.0 percent.
(6)	Equal to the 2028 cash flows multiplied by one plus the long-term growth rate of 2.0 percent.
(7)	The capitalization rate is equal to the discount rate of 10.0 percent less the long-term growth rate of 2.0 percent.
(8)	Equal to the sum of the present value of the projected cash flows plus the present value of the residual cash flows.
(9)	Amortization shield based on a fifteen-year amortization period, with a 10.0 percent discount rate, and a 40.0 percent tax rate.

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Operating Licenses - Excess Cash Flow Method: Central Reporting Unit As of November 1, 2009 ($ millions)							Exhibit 2b

	For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Total Cellular Service Revenue (1)	$2,416.0	$2,478.8	$2,528.4	$2,579.0	$2,630.6	$2,683.2	$2,736.8	$2,791.6	$2,847.4	$2,904.4	$2,962.5	$3,021.7
Growth		2.6%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Total Operating Expenses (1)	1,586.8	1,632.0	1,681.3	1,723.4	1,757.9	1,793.1	1,828.9	1,865.5	1,902.8	1,940.9	1,979.7	2,019.3
As a Percentage of Cellular Service Revenue	65.7%	65.8%	66.5%	66.8%	66.8%	66.8%	66.8%	66.8%	66.8%	66.8%	66.8%	66.8%

EBITDA	829.2	846.8	847.2	855.5	872.7	890.1	907.9	926.1	944.6	963.5	982.8	1,002.4
As a Percentage of Cellular Service Revenue	34.3%	34.2%	33.5%	33.2%	33.2%	33.2%	33.2%	33.2%	33.2%	33.2%	33.2%	33.2%

Depreciation (1)	209.6	245.4	283.6	322.7	362.1	402.3	443.3	485.1	318.1	325.8	332.0	365.7
As a Percentage of Cellular Service Revenue	8.7%	9.9%	11.2%	12.5%	13.8%	15.0%	16.2%	17.4%	11.2%	11.2%	11.2%	12.1%

EBIT	619.5	601.4	563.5	532.8	510.5	487.8	464.6	441.0	626.5	637.7	650.8	636.7
As a Percentage of Cellular Service Revenue	25.6%	24.3%	22.3%	20.7%	19.4%	18.2%	17.0%	15.8%	22.0%	22.0%	22.0%	21.1%

Income Tax Expense/(Benefit)(2)	228.7	226.4	217.6	208.6	199.5	190.4	181.0	171.4	245.5	249.9	255.0	249.3
As a Percentage of EBIT	36.9%	37.6%	38.6%	39.1%	39.1%	39.0%	39.0%	38.9%	39.2%	39.2%	39.2%	39.2%

After-Tax Income	390.8	375.0	346.0	324.3	311.0	297.4	283.6	269.5	380.9	387.8	395.7	387.4
As a Percentage of Cellular Service Revenue	16.2%	15.1%	13.7%	12.6%	11.8%	11.1%	10.4%	9.7%	13.4%	13.4%	13.4%	12.8%

Addback: Depreciation	209.6	245.4	283.6	322.7	362.1	402.3	443.3	485.1	318.1	325.8	332.0	365.7
As a Percentage of Cellular Service Revenue	8.7%	9.9%	11.2%	12.5%	13.8%	15.0%	16.2%	17.4%	11.2%	11.2%	11.2%	12.1%

Less: Charges for the use of Contributory Assets (3)
Working Capital Charge(4)	3.0	3.1	3.2	3.2	3.3	3.4	3.4	3.5	3.6	3.7	3.7	3.8
As a Percentage of Cellular Service Revenue	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Trademark/Trade Name Charge (5)	14.1	14.4	14.7	15.0	15.3	15.6	15.9	16.2	16.6	16.9	17.2	17.6
As a Percentage of Cellular Service Revenue	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%
Subscriber Charge (6)	102.8	106.2	108.5	109.7	110.1	112.3	114.6	116.9	119.2	121.6	124.0	126.5
As a Percentage of Cellular Service Revenue	4.3%	4.3%	4.3%	4.3%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%
Fixed Asset Charge (7)	252.4	295.5	341.5	388.5	436.0	484.3	533.7	584.0	383.0	392.3	399.7	440.3
As a Percentage of Cellular Service Revenue	10.4%	11.9%	13.5%	15.1%	16.6%	18.1%	19.5%	20.9%	13.5%	13.5%	13.5%	14.6%
Workforce Charge (8)	7.2	7.4	7.6	7.7	7.9	8.0	8.2	8.4	8.5	8.7	8.9	9.1
As a Percentage of Cellular Service Revenue	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%

Economic Margin	220.9	193.8	154.2	122.8	100.5	76.0	51.0	25.6	168.1	170.4	174.1	155.8
As a Percentage of Cellular Service Revenue	9.1%	7.8%	6.1%	4.8%	3.8%	2.8%	1.9%	0.9%	5.9%	5.9%	5.9%	5.2%

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Operating Licenses - Excess Cash Flow Method: Central Reporting Unit As of November 1, 2009 ($ millions)					Exhibit 2b

	For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Less: Goodwill Charge (9)	154.6	135.6	107.9	85.9	70.3	53.2	35.7	17.9	117.7	119.3	121.9	109.1
As a Percentage of Cellular Service Revenue	6.4%	5.5%	4.3%	3.3%	2.7%	2.0%	1.3%	0.6%	4.1%	4.1%	4.1%	3.6%

After - Tax Cash Flows	66.3	58.1	46.3	36.8	30.1	22.8	15.3	7.7	50.4	51.1	52.2	46.7
As a Percentage of Cellular Service Revenue	2.7%	2.3%	1.8%	1.4%	1.1%	0.8%	0.6%	0.3%	1.8%	1.8%	1.8%	1.5%

Period	0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50	11.50

Present Value Factor (10)	0.9535	0.8668	0.7880	0.7164	0.6512	0.5920	0.5382	0.4893	0.4448	0.4044	0.3676	0.3342

Present Value of Cash Flow	63.2	50.4	36.4	26.4	19.6	13.5	8.2	3.8	22.4	20.7	19.2	15.6

Sum of Present Values	$299.5

Residual Calculation
Residual Year Cash Flow (11)	$47.7
Divided by Capitalization Rate (12)	8.0%
Value of All Residual Year Cash Flows	$596.1
Present Value Factor	0.3342
Present Value of Residual Cash Flows	$199.2

Sum of present value of all Cash Flows	$498.7
Plus: Tax Shield (13)	134.7
Fair Value of Central Operating Licenses (Rounded)	$633.0

Notes:
(1)	Revenue, operating expenses, and depreciation were based on information provided by management. Operating expenses are adjusted to exclude the cost of growing the subscriber base as a return is taken on the subscribers over the entire projection period. This adjustment is calculated by multiplying the cost per gross add by the number of net adds in each year.
(2)	Income taxes based on a marginal corporate tax rate of 40.0 percent, as provided by management. While the cost of growing the subscriber base is not included as an operating expense, this cost is treated as an expense for the purpose of calculating projected taxes. As a result, calculated taxes are less than 40.0 percent of EBIT.
(3)	Charges for the use of contributory assets represent the required return on the assets employed to generate future income streams. These charges are discussed in the notes below.
(4)	Based on projected required working capital levels, equal to 5.0 percent of revenue, and an after-tax return equal to 2.52 percent, which was based on a pre-tax required rate of return of 4.20 percent, which was equal to the one-year LIBOR rate as of the Valuation Date plus a premium of 3.0 percent.
(5)	The trademark/trade name charge of 0.6 percent of revenue was based on a 1.0 percent pre-tax royalty rate. The charge was only applied to revenue associated with the subscribers, which was estimated to be 97.0 percent of cellular service revenue, per management.
(6)	The subscriber contributory asset charge represents a return on the subscribers and was based on the results of the valuation of the existing subscribers. The return on the subscribers is calculated based on the forecasted number of subscribers in each year, the concluded fair value per subscriber, and a required rate of return of 10.5 percent.
(7)	The contributory asset charge for the fixed assets was based on projected levels of fixed assets, the expected lives of the fixed assets, and a 4.32 percent after-tax required rate of return, which was based on the one-year LIBOR rate of 1.20 percent plus a 6.0 percent premium. The projected fixed asset levels and expected fixed asset lives were based on the existing fixed asset balance, projected capital expenditures, and management's forecasted depreciation schedule.
(8)	The workforce contributory charge, representing a return on the workforce, was based on a pre-tax workforce to revenue charge of 0.5 percent of revenue, which was then tax-effected resulting in an after-tax workforce charge of 0.3 percent of revenue.
(9)	The required return on goodwill was based on 70.0 percent of the economic margin.
(10)	Present value factors were calculated based on a discount rate of 10.0 percent using the mid-point convention. Present value factors were calculated as follows: 1 / (1 + Discount Rate)^Period.
(11)	Equal to the 2021 cash flows multiplied by one plus the long-term growth rate of 2.0 percent.
(12)	The capitalization rate is equal to the discount rate of 10.0 percent less the assumed long-term growth rate of 2.0 percent.
(13)	Amortization shield based on a fifteen-year amortization period, with a 10.0 percent discount rate, and a 40.0 percent tax rate.

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Subscribers: Central Reporting Unit As of November 1, 2009 ($ millions)							Exhibit 3

Twelve Months Ending April 1,	Discount Period (1)	Starting Subscribers (2) (000 s)	Average Annual Churn (3)	Subscribers Lost (4)	Ending Subscribers (5)	Average Subscribers (6)	ARPU (7)	Existing Subscriber Revenue (8)	Expected Cash Flow Margin (9)	After -Tax Cash Flow (10)	Present Value Factor (11)	Present Value Cash Flow (12)

2010	0.5	3,842	22.8%	875.9	2,966	3,404	$51.42	$2,100.2	13.9%	$290.9	0.9513	$276.8
2011	1.5	2,966	22.8%	676.2	2,290	2,628	51.08	1,610.6	13.8%	222.7	0.8609	191.7
2012	2.5	2,290	22.8%	522.0	1,768	2,029	51.08	1,243.4	13.8%	171.8	0.7791	133.8
2013	3.5	1,768	22.8%	403.0	1,365	1,566	51.08	959.9	14.0%	134.0	0.7051	94.5
2014	4.5	1,365	22.8%	311.1	1,053	1,209	51.08	741.0	13.8%	102.1	0.6381	65.2

										Present Value of Cash Flows		$762.0
										Add Tax Amortization Benefit		199.2
									Fair Value of Existing Subscribers			$961.0

										Number of Existing Subscribers (2)		3,841,600
										Fair Value per Subscriber		$250.16

Notes:
(1)	Discounting periods calculated based on mid-period convention.
(2)	2010 subscribers based on information provided by management. Number of subscribers after 2010 derived on ending subscriber number from previous year.
(3)	Based on overall subscriber churn levels forecasted by management.
(4)	Equals starting subscribers multiplied by the average annual churn rate.
(5)	Equals starting subscribers minus subscribers lost.
(6)	Equals average of starting and ending subscribers.
(7)	Forecasted ARPU is based on management's projections.
(8)	Equals average subscribers multiplied by ARPU multiplied by 12 months.
(9)	Refer to Exhibit 4 for a detailed calculation of the cash flow margin attributable to the existing subscribers.
(10)	Equals revenue attributable to existing subscribers multiplied by the after-tax cash flow margin.
(11)	Based on mid-period earnings and a discount rate of 10.5 percent.
(12)	Equals after-tax cash flow multiplied by the present value factor.

Marsh

U.S. Cellular Corp. ASC 350 Analysis Subscriber Valuation Cash Flows: Central Reporting Unit As of November 1, 2009 ($ millions)			Exhibit 4

	For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014

Total Subscriber Revenue (1)	$2,416.0	$2,478.8	$2,528.4	$2,579.0	$2,630.6
Growth		2.6%	2.0%	2.0%	2.0%

Total Operating Expenses (1)	1,634.7	1,667.5	1,700.9	1,734.9	1,769.6
As a Percentage of Subscriber Revenue	67.7%	67.3%	67.3%	67.3%	67.3%

EBITDA	781.3	811.3	827.6	844.1	861.0
As a Percentage of Subscriber Revenue	32.3%	32.7%	32.7%	32.7%	32.7%

Add: M&S Expense Attributable to New Subscribers (2)	286.3	284.5	289.3	300.7	299.1
As a Percentage of Subscriber Revenue	11.8%	11.5%	11.4%	11.7%	11.4%

Adjusted EBITDA	1,067.6	1,095.8	1,116.8	1,144.8	1,160.1
As a Percentage of Subscriber Revenue	44.2%	44.2%	44.2%	44.4%	44.1%

Depreciation (3)	269.9	278.1	283.4	288.6	294.4
As a Percentage of Subscriber Revenue	11.2%	11.2%	11.2%	11.2%	11.2%

Adjusted EBIT	797.7	817.8	833.5	856.2	865.7
As a Percentage of Subscriber Revenue	33.0%	33.0%	33.0%	33.2%	32.9%

Income Tax Expense/(Benefit) (4)	319.1	327.1	333.4	342.5	346.3
As a Percentage of EBIT	40.0%	40.0%	40.0%	40.0%	40.0%

After-Tax Income	478.6	490.7	500.1	513.7	519.4
As a Percentage of Total Cellular Revenue	19.8%	19.8%	19.8%	19.9%	19.7%

Addback: Depreciation	269.9	278.1	283.4	288.6	294.4
As a Percentage of Subscriber Revenue	11.2%	11.2%	11.2%	11.2%	11.2%

Less: Charges for the use of Contributory Assets (5)
Working Capital Charge (6)	3.0	3.1	3.2	3.2	3.3
As a Percentage of Subscriber Revenue	0.1%	0.1%	0.1%	0.1%	0.1%
Trademark/Trade Name Charge (7)	14.5	14.9	15.2	15.5	15.8
As a Percentage of Subscriber Revenue	0.6%	0.6%	0.6%	0.6%	0.6%
License Charge (8)	64.1	65.8	67.1	68.4	69.8
As a Percentage of Subscriber Revenue	2.7%	2.7%	2.7%	2.7%	2.7%
Fixed Asset Charge (9)	325.0	334.8	341.1	347.5	354.4
As a Percentage of Subscriber Revenue	13.5%	13.5%	13.5%	13.5%	13.5%
Workforce Charge (10)	7.2	7.4	7.6	7.7	7.9
As a Percentage of Subscriber Revenue	0.3%	0.3%	0.3%	0.3%	0.3%

After-Tax Cash Flows	334.7	342.7	349.3	360.0	362.6
As a Percentage of Subscriber Revenue	13.9%	13.8%	13.8%	14.0%	13.8%

Notes:
(1)	Revenue and operating expenses were based on projections provided by management.
(2)	Based on information provided by management.
(3)	Depreciation was based on normalized fixed asset levels.
(4)	Income taxes based on a marginal corporate tax rate of 40.0 percent, as provided by management.
(5)	Charges for the use of contributory assets represent the required return on the assets employed to generate future income streams. These charges are discussed in the notes below.
(6)	Based on projected required working capital levels, equal to 5.0 percent of revenue, and an after-tax return equal to 2.52 percent, which was based on a pre-tax required rate of return of 1.20 percent, equal to the one-year LIBOR rate as of the Valuation Date plus a 3.0 percent premium.
(7)	The trademark/trade name charge of 0.6 percent of revenue was based on a 1.0 percent pre-tax royalty rate.
(8)	The contributory asset charge for the license was based on the calculated fair value of the operating licenses and a required rate of return of 10.0 percent. Beyond 2010, the license charge was kept constant as a percentage of subscriber revenue.
(9)	The contributory asset charge for the fixed assets was based on projected levels of fixed assets, the expected lives of the projected fixed assets, and a 4.32 percent after-tax required rate of return, which was based on the one-year LIBOR rate of 1.20 percent plus a 6.0 percent premium. The projected fixed asset levels and expected life of the projected fixed asset levels was based on the existing fixed asset balance, projected capital expenditures, and management's forecasted depreciation schedule.
(10)	The workforce contributory charge was based on a pre-tax workforce to revenue charge of 0.5 percent of revenue which was then tax-effected resulting in an after-tax workforce charge of 0.3 percent of revenue.

Marsh

U.S. Cellular Corp. ASC 350 Analysis WARA Analysis: Central Reporting Unit As of November 1, 2009 ($ millions)		Exhibit 5

Asset Category	Fair Value	Required Return (1)	Weighted Average Return	Percent of Enterprise Value
Fixed Assets (2)	$1,118.3	4.3%	1.5%	35.0%
Subscribers (3)	$961.0	10.5%	3.2%	30.1%
Trade Name (4)	$142.8	12.5%	0.6%	4.5%
License (5)	$641.0	10.0%	2.0%	20.0%
Working Capital (6)	$120.8	2.5%	0.1%	3.8%
Goodwill (7)	$214.1	62.4%	4.2%	6.7%
Enterprise Value (8)	$3,198.0		11.5%	100.0%

Notes
(1)		Required return represents the after-tax return required for each asset category.
(2)		Fixed asset levels were obtained from balance sheets provided by management as of October 31, 2009, and were then adjusted to normalized levels based on discussions with management.
(3)		Based on the results of the valuation of the subscribers.
(4)		The fair value of the trade name, for the purpose of performing the WARA analysis only, was calculated using a relief from royalty methodology using projected billed revenue to subscribers, an after-tax royalty rate of 0.6 percent, a discount rate of 12.5 percent, and a 2.0 percent long-term growth rate.
(5)		Based on the results of the valuation of the Licenses.
(6)		Working capital is based on a normalized working capital level equal to 5.0 percent of 2010 projected revenue.
(7)		Calculated as the difference between the Enterprise Value and the cumulative fair value of the other assets.
(8)		Enterprise Value is based on the results of the DCF analysis.

Marsh

Appendix C: Mid Atlantic Reporting Unit

U.S. Cellular Corp. ASC 350 Analysis Discounted Cash Flow Analysis: Mid-Atlantic Reporting Unit As of November 1, 2009 ($ millions)							Exhibit 1

	For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Total Cellular Service Revenue (1)	$737.5	$751.3	$766.3	$781.6	$797.3	$813.2	$829.5	$846.1	$863.0	$880.2	$897.8	$915.8
Growth		1.9%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Total Operating Expenses (1)	499.0	505.4	515.5	525.8	536.3	547.0	558.0	569.1	580.5	592.1	604.0	616.1
As a Percentage of Cellular Service Revenue	67.7%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%

EBITDA	238.5	245.9	250.8	255.8	260.9	266.2	271.5	276.9	282.5	288.1	293.9	299.7
As a Percentage of Cellular Service Revenue	32.3%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%

Depreciation (1)	57.0	67.9	79.5	91.3	103.3	115.4	127.9	140.5	96.5	98.7	100.6	110.9
As a Percentage of Cellular Service Revenue	7.7%	9.0%	10.4%	11.7%	13.0%	14.2%	15.4%	16.6%	11.2%	11.2%	11.2%	12.1%

EBIT	181.5	178.0	171.3	164.5	157.7	150.7	143.6	136.4	186.0	189.4	193.2	188.9
As a Percentage of Cellular Service Revenue	24.6%	23.7%	22.4%	21.0%	19.8%	18.5%	17.3%	16.1%	21.6%	21.5%	21.5%	20.6%

Income Tax Expense/(Benefit) (2)	72.6	71.2	68.5	65.8	63.1	60.3	57.5	54.6	74.4	75.7	77.3	75.5
As a Percentage of EBIT	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%

After-Tax Income	108.9	106.8	102.8	98.7	94.6	90.4	86.2	81.8	111.6	113.6	115.9	113.3
As a Percentage of Cellular Service Revenue	14.8%	14.2%	13.4%	12.6%	11.9%	11.1%	10.4%	9.7%	12.9%	12.9%	12.9%	12.4%

Marsh

U.S. Cellular Corp. ASC 350 Analysis Discounted Cash Flow Analysis: Mid-Atlantic Reporting Unit As of November 1, 2009 ($ millions)					Exhibit 1

	For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Addback: Depreciation	57.0	67.9	79.5	91.3	103.3	115.4	127.9	140.5	96.5	98.7	100.6	110.9
As a Percentage of Cellular Service Revenue	7.7%	9.0%	10.4%	11.7%	13.0%	14.2%	15.4%	16.6%	11.2%	11.2%	11.2%	12.1%

Working Capital (3)	36.9	37.6	38.3	39.1	39.9	40.7	41.5	42.3	43.1	44.0	44.9	45.8
As a Percentage of Cellular Service Revenue	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

Less: Increase in Working Capital	43.2	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.9	0.9	0.9

Less: Capital Expenditures (1)	84.1	90.2	95.0	94.6	96.5	98.4	100.4	102.4	104.4	106.5	108.7	110.9
As a Percentage of Cellular Service Revenue	11.4%	12.0%	12.4%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%

Cash Flows	38.7	83.9	86.5	94.7	100.6	106.7	112.9	119.2	102.8	105.0	107.0	112.4
As a Percentage of Cellular Service Revenue	5.2%	11.2%	11.3%	12.1%	12.6%	13.1%	13.6%	14.1%	11.9%	11.9%	11.9%	12.3%

Period	0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50	11.50

Present Value Factor (4)	0.9470	0.8494	0.7618	0.6832	0.6127	0.5495	0.4928	0.4420	0.3964	0.3555	0.3189	0.2860

Present Value of Cash Flow	36.6	71.2	65.9	64.7	61.7	58.6	55.6	52.7	40.7	37.3	34.1	32.2

Sum of Present Values	$611.3

Residual Calculation
Residual Year Cash Flow (5)	$114.7
Divided by Capitalization Rate (6)	9.5%
Value of All Residual Year Cash flows	$1,207.1
Present Value Factor	0.2860
Present Value of Residual Cash Flows	$345.2

Enterprise Value of Mid-Atlantic Community (7)	$957.0

Notes:
(1)	Revenue, operating expenses, depreciation, and capital expenditures were based on information provided by management.
(2)	Income taxes based on a marginal corporate tax rate of 40.0 percent, as provided by management.
(3)	Projected working capital requirements were estimated to be 5.0 percent of total cellular service revenue based on discussions with management and industry analysis. The change in working capital for the period ending November 1, 2010 was based on the difference between the year-end projected working capital level and the actual working capital level as of November 1, 2009.
(4)	Based on the mid-point convention. Calculation as follows: 1 / (1 + Discount Rate)^Period. The discount rate employed was 11.5 percent.
(5)	Equal to the 2021 cash flows multiplied by one plus the long-term growth rate of 2.0 percent.
(6)	The capitalization rate is equal to the discount rate of 11.5 percent less the long-term growth rate of 2.0 percent.
(7)	Equal to the sum of the present value of the projected cash flows plus the present value of the residual cash flows.

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Operating Licenses - Greenfield Method: Mid-Atlantic Reporting Unit As of November 1, 2009 ($ millions)											Exhibit 2a

	For the Twelve Months Ending November 1,
	Build-Out Period							Projection Period After Build-Out
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028

Total Cellular Service Revenue (1)	$0.0	$51.4	$174.4	$319.6	$467.6	$601.0	$710.4	$784.2	$821.7	$852.8	$878.2	$898.8	$916.8	$935.1	$953.8	$972.9	$992.4	$1,012.2	$1,032.5
Growth		n/a	239.1%	83.2%	46.3%	28.5%	18.2%	10.4%	4.8%	3.8%	3.0%	2.3%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Total Operating Expenses (1)	0.0	133.7	348.8	351.5	420.9	480.8	497.3	530.6	552.8	573.7	590.8	604.6	616.7	629.1	641.6	654.5	667.6	680.9	694.5
As a Percentage of Cellular Service Revenue	NM	260.0%	200.0%	110.0%	90.0%	80.0%	70.0%	67.7%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%

EBITDA	0.0	(82.3)	(174.4)	(32.0)	46.8	120.2	213.1	253.6	269.0	279.1	287.4	294.2	300.1	306.1	312.2	318.4	324.8	331.3	337.9
As a Percentage of Cellular Service Revenue	NM	-160.0%	-100.0%	-10.0%	10.0%	20.0%	30.0%	32.3%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%

Depreciation (1)	8.1	24.3	40.4	52.6	60.7	69.5	80.6	60.6	74.3	88.4	102.6	116.4	130.1	144.1	158.4	108.7	111.3	113.4	125.0
As a Percentage of Cellular Service Revenue	NM	47.2%	23.2%	16.5%	13.0%	11.6%	11.3%	7.7%	9.0%	10.4%	11.7%	13.0%	14.2%	15.4%	16.6%	11.2%	11.2%	11.2%	12.1%

EBIT	(8.1)	(106.6)	(214.8)	(84.5)	(13.9)	50.7	132.6	193.0	194.7	190.7	184.8	177.8	169.9	161.9	153.8	209.7	213.5	217.9	212.9
As a Percentage of Cellular Service Revenue	NM	-207.2%	-123.2%	-26.5%	-3.0%	8.4%	18.7%	24.6%	23.7%	22.4%	21.0%	19.8%	18.5%	17.3%	16.1%	21.6%	21.5%	21.5%	20.6%

Income Tax Expense/(Benefit)(2)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	57.2	76.3	73.9	71.1	68.0	64.8	61.5	83.9	85.4	87.1	85.2
As a Percentage of EBIT	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	29.4%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%

Effective Tax Loss Carryforward (Cumulative)(3)	8.1	114.7	329.5	414.0	427.9	377.2	244.7	51.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

After-Tax Income (3)	(8.1)	(106.6)	(214.8)	(84.5)	(13.9)	50.7	132.6	193.0	137.5	114.4	110.9	106.7	102.0	97.2	92.3	125.8	128.1	130.7	127.8
As a Percentage of Cellular Service Revenue	NM	-207.2%	-123.2%	-26.5%	-3.0%	8.4%	18.7%	24.6%	16.7%	13.4%	12.6%	11.9%	11.1%	10.4%	9.7%	12.9%	12.9%	12.9%	12.4%

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Operating Licenses - Greenfield Method: Mid-Atlantic Reporting Unit As of November 1, 2009 ($ millions)									Exhibit 2a

	For the Twelve Months Ending November 1,
	Build-Out Period							Projection Period After Build-Out
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028

Addback: Depreciation	8.1	24.3	40.4	52.6	60.7	69.5	80.6	60.6	74.3	88.4	102.6	116.4	130.1	144.1	158.4	108.7	111.3	113.4	125.0
As a Percentage of Cellular Service Revenue	NM	47.2%	23.2%	16.5%	13.0%	11.6%	11.3%	7.7%	9.0%	10.4%	11.7%	13.0%	14.2%	15.4%	16.6%	11.2%	11.2%	11.2%	12.1%

Working Capital (4)	0.0	2.6	8.7	16.0	23.4	30.0	35.5	39.2	41.1	42.6	43.9	44.9	45.8	46.8	47.7	48.6	49.6	50.6	51.6
As a Percentage of Cellular Service Revenue	NM	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

Less: Increase in Working Capital	0.0	2.6	6.1	7.3	7.4	6.7	5.5	3.7	1.9	1.6	1.3	1.0	0.9	0.9	0.9	1.0	1.0	1.0	1.0

Less: Capital Expenditures (1)	129.4	129.4	129.4	64.7	64.7	76.7	100.2	89.4	98.6	105.8	106.3	108.8	110.9	113.1	115.4	117.7	120.1	122.5	125.0
As a Percentage of Cellular Service Revenue	NM	251.6%	74.2%	20.2%	13.8%	12.8%	14.1%	11.4%	12.0%	12.4%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%

Cash Flows	(129.4)	(214.3)	(310.0)	(103.9)	(25.3)	36.8	107.4	160.5	111.3	95.6	106.0	113.3	120.3	127.2	134.3	115.9	118.4	120.6	126.7
As a Percentage of Cellular Service Revenue	NM	-416.6%	-177.7%	-32.5%	-5.4%	6.1%	15.1%	20.5%	13.5%	11.2%	12.1%	12.6%	13.1%	13.6%	14.1%	11.9%	11.9%	11.9%	12.3%

Period	0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50	11.50	12.50	13.50	14.50	15.50	16.50	17.50	18.50

Present Value Factor (5)	0.9535	0.8668	0.7880	0.7164	0.6512	0.5920	0.5382	0.4893	0.4448	0.4044	0.3676	0.3342	0.3038	0.2762	0.2511	0.2283	0.2075	0.1886	0.1715

Present Value of Cash Flow	(123.4)	(185.7)	(244.3)	(74.4)	(16.5)	21.8	57.8	78.5	49.5	38.6	39.0	37.9	36.5	35.1	33.7	26.4	24.6	22.8	21.7

Sum of Present Values	($120.3)

Residual Calculation
Residual Year Cash Flow (6)	$129.3
Divided by Capitalization Rate (7)	8.0%
Value of All Residual Year Cash flows	$1,615.9
Present Value Factor	0.1715
Present Value of Residual Cash Flows	$277.1

Sum of present value of all Cash Flows (8)	$157.0
Tax Amortization Benefit (9)	$42.4
Fair Value of License - Mid-Atlantic Community	$199.0

Notes:
(1)	Revenue, operating expenses, depreciation, and capital expenditures were based on information provided by management.
(2)	Income taxes based on a marginal corporate tax rate of 40.0 percent, as provided by management.
(3)	Tax loss carry forwards have been used to offset future taxable income attributable to the licenses.
(4)	Projected working capital requirements were estimated to be 5.0 percent of total cellular service revenue based on discussions with management and industry analysis.
(5)	Based on the mid-point convention. Calculation as follows: 1 / (1 + Discount Rate)^Period. The discount rate employed was 10.0 percent.
(6)	Equal to the 2028 cash flows multiplied by one plus the long-term growth rate of 2.0 percent.
(7)	The capitalization rate is equal to the discount rate of 10.0 percent less the long-term growth rate of 2.0 percent.
(8)	Equal to the sum of the present value of the projected cash flows plus the present value of the residual cash flows.
(9)	Amortization shield based on a fifteen-year amortization period, with a 10.0 percent discount rate, and a 40.0 percent tax rate.

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Operating Licenses - Excess Cash Flow Method: Mid-Atlantic Reporting Unit As of November 1, 2009 ($ millions)						Exhibit 2b

	For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Total Cellular Service Revenue (1)	$737.5	$751.3	$766.3	$781.6	$797.3	$813.2	$829.5	$846.1	$863.0	$880.2	$897.8	$915.8
Growth		1.9%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Total Operating Expenses (1)	487.7	497.0	510.9	523.1	533.6	544.2	555.1	566.2	577.5	589.1	600.9	612.9
As a Percentage of Cellular Service Revenue	66.1%	66.2%	66.7%	66.9%	66.9%	66.9%	66.9%	66.9%	66.9%	66.9%	66.9%	66.9%

EBITDA	249.8	254.3	255.4	258.5	263.7	269.0	274.4	279.8	285.4	291.2	297.0	302.9
As a Percentage of Cellular Service Revenue	33.9%	33.8%	33.3%	33.1%	33.1%	33.1%	33.1%	33.1%	33.1%	33.1%	33.1%	33.1%

Depreciation (1)	57.0	67.9	79.5	91.3	103.3	115.4	127.9	140.5	96.5	98.7	100.6	110.9
As a Percentage of Cellular Service Revenue	7.7%	9.0%	10.4%	11.7%	13.0%	14.2%	15.4%	16.6%	11.2%	11.2%	11.2%	12.1%

EBIT	192.8	186.4	176.0	167.2	160.4	153.5	146.5	139.3	189.0	192.4	196.4	192.0
As a Percentage of Cellular Service Revenue	26.1%	24.8%	23.0%	21.4%	20.1%	18.9%	17.7%	16.5%	21.9%	21.9%	21.9%	21.0%

Income Tax Expense/(Benefit) (2)	72.6	71.2	68.5	65.8	63.1	60.3	57.5	54.6	74.4	75.7	77.3	75.5
As a Percentage of EBIT	37.7%	38.2%	38.9%	39.4%	39.3%	39.3%	39.2%	39.2%	39.4%	39.4%	39.4%	39.3%

After-Tax Income	120.2	115.2	107.4	101.4	97.4	93.3	89.0	84.8	114.6	116.7	119.1	116.5
As a Percentage of Cellular Service Revenue	16.3%	15.3%	14.0%	13.0%	12.2%	11.5%	10.7%	10.0%	13.3%	13.3%	13.3%	12.7%

Addback: Depreciation	57.0	67.9	79.5	91.3	103.3	115.4	127.9	140.5	96.5	98.7	100.6	110.9
As a Percentage of Cellular Service Revenue	7.7%	9.0%	10.4%	11.7%	13.0%	14.2%	15.4%	16.6%	11.2%	11.2%	11.2%	12.1%

Less: Charges for the use of Contributory Assets (3)
Working Capital Charge (4)	0.9	0.9	1.0	1.0	1.0	1.0	1.0	1.1	1.1	1.1	1.1	1.2
As a Percentage of Cellular Service Revenue	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Trademark/Trade Name Charge (5)	4.3	4.4	4.5	4.5	4.6	4.7	4.8	4.9	5.0	5.1	5.2	5.3
As a Percentage of Cellular Service Revenue	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%
Subscriber Charge (6)	30.9	31.7	32.2	32.5	32.6	33.3	33.9	34.6	35.3	36.0	36.7	37.4
As a Percentage of Cellular Service Revenue	4.2%	4.2%	4.2%	4.2%	4.1%	4.1%	4.1%	4.1%	4.1%	4.1%	4.1%	4.1%
Fixed Asset Charge (7)	68.6	81.7	95.7	109.9	124.3	139.0	153.9	169.2	116.1	118.9	121.1	133.5
As a Percentage of Cellular Service Revenue	9.3%	10.9%	12.5%	14.1%	15.6%	17.1%	18.6%	20.0%	13.5%	13.5%	13.5%	14.6%
Workforce Charge (8)	2.2	2.3	2.3	2.3	2.4	2.4	2.5	2.5	2.6	2.6	2.7	2.7
As a Percentage of Cellular Service Revenue	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%

Economic Margin	70.3	62.1	51.3	42.4	35.7	28.3	20.7	13.0	50.9	51.7	52.8	47.2
As a Percentage of Cellular Service Revenue	9.5%	8.3%	6.7%	5.4%	4.5%	3.5%	2.5%	1.5%	5.9%	5.9%	5.9%	5.2%

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Operating Licenses - Excess Cash Flow Method: Mid-Atlantic Reporting Unit As of November 1, 2009 ($ millions)				Exhibit 2b

	For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Less: Goodwill Charge (9)	49.2	43.5	35.9	29.7	25.0	19.8	14.5	9.1	35.7	36.2	36.9	33.0
As a Percentage of Cellular Service Revenue	6.7%	5.8%	4.7%	3.8%	3.1%	2.4%	1.7%	1.1%	4.1%	4.1%	4.1%	3.6%

After - Tax Cash Flows	21.1	18.6	15.4	12.7	10.7	8.5	6.2	3.9	15.3	15.5	15.8	14.2
As a Percentage of Cellular Service Revenue	2.9%	2.5%	2.0%	1.6%	1.3%	1.0%	0.7%	0.5%	1.8%	1.8%	1.8%	1.5%

Period	0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50	11.50

Present Value Factor (10)	0.9535	0.8668	0.7880	0.7164	0.6512	0.5920	0.5382	0.4893	0.4448	0.4044	0.3676	0.3342

Present Value of Cash Flow	20.1	16.1	12.1	9.1	7.0	5.0	3.3	1.9	6.8	6.3	5.8	4.7

Sum of Present Values	$98.3

Residual Calculation
Residual Year Cash Flow (11)	$14.4
Divided by Capitalization Rate (12)	8.0%
Value of All Residual Year Cash Flows	$180.5
Present Value Factor	0.3342
Present Value of Residual Cash Flows	$60.3

Sum of present value of all Cash Flows	$158.7
Plus: Tax Shield (13)	42.9
Fair Value of Mid-Atlantic Operating Licenses (Rounded)	$202.0

Notes:
(1)	Revenue, operating expenses, and depreciation were based on information provided by management. Operating expenses are adjusted to exclude the cost of growing the subscriber base as a return is taken on the subscribers over the entire projection period. This adjustment is calculated by multiplying the cost per gross add by the number of net adds in each year.
(2)	Income taxes based on a marginal corporate tax rate of 40.0 percent, as provided by management. While the cost of growing the subscriber base is not included as an operating expense, this cost is treated as an expense for the purpose of calculating projected taxes. As a result, calculated taxes are less than 40.0 percent of EBIT.
(3)	Charges for the use of contributory assets represent the required return on the assets employed to generate future income streams. These charges are discussed in the notes below.
(4)	Based on projected required working capital levels, equal to 5.0 percent of revenue, and an after-tax return equal to 2.52 percent, which was based on a pre-tax required rate of return of 4.20 percent, which was equal to the one-year LIBOR rate as of the Valuation Date plus a premium of 3.0 percent.
(5)	The trademark/trade name charge of 0.6 percent of revenue was based on a 1.0 percent pre-tax royalty rate. The charge was only applied to revenue associated with the subscribers, which was estimated to be 97.0 percent of cellular service revenue, per management.
(6)	The subscriber contributory asset charge represents a return on the subscribers and was based on the results of the valuation of the existing subscribers. The return on the subscribers is calculated based on the forecasted number of subscribers in each year, the concluded fair value per subscriber, and a required rate of return of 10.5 percent.
(7)	The contributory asset charge for the fixed assets was based on projected levels of fixed assets, the expected lives of the fixed assets, and a 4.32 percent after-tax required rate of return, which was based on the one-year LIBOR rate of 1.20 percent plus a 6.0 percent premium. The projected fixed asset levels and expected fixed asset lives were based on the existing fixed asset balance, projected capital expenditures, and management's forecasted depreciation schedule.
(8)	The workforce contributory charge, representing a return on the workforce, was based on a pre-tax workforce to revenue charge of 0.5 percent of revenue, which was then tax-effected resulting in an after-tax workforce charge of 0.3 percent of revenue.
(9)	The required return on goodwill was based on 70.0 percent of the economic margin.
(10)	Present value factors were calculated based on a discount rate of 10.0 percent using the mid-point convention. Present value factors were calculated as follows: 1 / (1 + Discount Rate)^Period.
(11)	Equal to the 2021 cash flows multiplied by one plus the long-term growth rate of 2.0 percent.
(12)	The capitalization rate is equal to the discount rate of 10.0 percent less the assumed long-term growth rate of 2.0 percent.
(13)	Amortization shield based on a fifteen-year amortization period, with a 10.0 percent discount rate, and a 40.0 percent tax rate.

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Subscribers: Mid-Atlantic Reporting Unit As of November 1, 2009 ($ millions)						Exhibit 3

Twelve Months Ending November 1,	Discount Period (1)	Starting Subscribers (2) (000 s)	Average Annual Churn (3)	Subscribers Lost (4)	Ending Subscribers (5)	Average Subscribers (6)	ARPU (7)	Existing Subscriber Revenue (8)	Expected Cash Flow Margin (9)	After -Tax Cash Flow (10)	Present Value Factor (11)	Present Value Cash Flow (12)

2010	0.5	1,178	22.8%	268.5	909	1,044	$51.42	$643.9	13.6%	$87.4	0.9513	$83.2
2011	1.5	909	22.8%	207.3	702	806	51.08	493.8	13.6%	67.3	0.8609	57.9
2012	2.5	702	22.8%	160.0	542	622	51.08	381.2	13.7%	52.0	0.7791	40.5
2013	3.5	542	22.8%	123.6	418	480	51.08	294.3	13.8%	40.7	0.7051	28.7
2014	4.5	418	22.8%	95.4	323	371	51.08	227.2	13.7%	31.1	0.6381	19.8

										Present Value of Cash Flows		$230.0
										Add Tax Amortization Benefit		60.1
									Fair Value of Existing Subscribers			$290.0

										Number of Existing Subscribers (2)		1,177,768
										Fair Value per Subscriber		$246.23

Notes:
(1)	Discounting periods calculated based on mid-period convention.
(2)	2010 subscribers based on information provided by management. Number of subscribers after 2010 derived on ending subscriber number from previous year.
(3)	Based on overall subscriber churn levels forecasted by management.
(4)	Equals starting subscribers multiplied by the average annual churn rate.
(5)	Equals starting subscribers minus subscribers lost.
(6)	Equals average of starting and ending subscribers.
(7)	Forecasted ARPU is based on management's projections.
(8)	Equals average subscribers multiplied by ARPU multiplied by 12 months.
(9)	Refer to Exhibit 4 for a detailed calculation of the cash flow margin attributable to the existing subscribers.
(10)	Equals revenue attributable to existing subscribers multiplied by the after-tax cash flow margin.
(11)	Based on mid-period earnings and a discount rate of 10.5 percent.
(12)	Equals after-tax cash flow multiplied by the present value factor.

Marsh

U.S. Cellular Corp. ASC 350 Analysis Subscriber Valuation Cash Flows: Mid-Atlantic Reporting Unit As of November 1, 2009 ($ millions)		Exhibit 4

	For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014

Total Subscriber Revenue (1)	737.5	751.3	766.3	781.6	797.3
Growth		1.9%	2.0%	2.0%	2.0%

Total Operating Expenses (1)	499.0	505.4	515.5	525.8	536.3
As a Percentage of Subscriber Revenue	67.7%	67.3%	67.3%	67.3%	67.3%

EBITDA	238.5	245.9	250.8	255.8	260.9
As a Percentage of Subscriber Revenue	32.3%	32.7%	32.7%	32.7%	32.7%

Add: M&S Expense Attributable to New Subscribers (2)	84.6	84.2	86.2	89.9	89.9
As a Percentage of Subscriber Revenue	11.5%	11.2%	11.2%	11.5%	11.3%

Adjusted EBITDA	323.1	330.1	337.0	345.7	350.9
As a Percentage of Subscriber Revenue	43.8%	43.9%	44.0%	44.2%	44.0%

Depreciation (3)	82.4	84.3	85.9	87.5	89.2
As a Percentage of Subscriber Revenue	11.2%	11.2%	11.2%	11.2%	11.2%

Adjusted EBIT	240.7	245.8	251.1	258.2	261.7
As a Percentage of Subscriber Revenue	32.6%	32.7%	32.8%	33.0%	32.8%

Income Tax Expense/(Benefit) (4)	96.3	98.3	100.4	103.3	104.7
As a Percentage of EBIT	40.0%	40.0%	40.0%	40.0%	40.0%

After-Tax Income	144.4	147.5	150.7	154.9	157.0
As a Percentage of Total Cellular Revenue	19.6%	19.6%	19.7%	19.8%	19.7%

Addback: Depreciation	82.4	84.3	85.9	87.5	89.2
As a Percentage of Subscriber Revenue	11.2%	11.2%	11.2%	11.2%	11.2%

Less: Charges for the use of Contributory Assets (5)
Working Capital Charge (6)	0.9	0.9	1.0	1.0	1.0
As a Percentage of Subscriber Revenue	0.1%	0.1%	0.1%	0.1%	0.1%
Trademark/Trade Name Charge (7)	4.4	4.5	4.6	4.7	4.8
As a Percentage of Subscriber Revenue	0.6%	0.6%	0.6%	0.6%	0.6%
License Charge (8)	19.9	20.3	20.7	21.1	21.5
As a Percentage of Subscriber Revenue	2.7%	2.7%	2.7%	2.7%	2.7%
Fixed Asset Charge (9)	99.2	101.5	103.4	105.3	107.4
As a Percentage of Subscriber Revenue	13.5%	13.5%	13.5%	13.5%	13.5%
Workforce Charge (10)	2.2	2.3	2.3	2.3	2.4
As a Percentage of Subscriber Revenue	0.3%	0.3%	0.3%	0.3%	0.3%

After-Tax Cash Flows	100.1	102.3	104.6	108.0	109.1
As a Percentage of Subscriber Revenue	13.6%	13.6%	13.7%	13.8%	13.7%

Notes:
(1)	Revenue and operating expenses were based on projections provided by management.
(2)	Based on information provided by management.
(3)	Depreciation was based on normalized fixed asset levels.
(4)	Income taxes based on a marginal corporate tax rate of 40.0 percent, as provided by management.
(5)	Charges for the use of contributory assets represent the required return on the assets employed to generate future income streams. These charges are discussed in the notes below.
(6)	Based on projected required working capital levels, equal to 5.0 percent of revenue, and an after-tax return equal to 2.52 percent, which was based on a pre-tax required rate of return of 1.20 percent, equal to the one-year LIBOR rate as of the Valuation Date plus a 3.0 percent premium.
(7)	The trademark/trade name charge of 0.6 percent of revenue was based on a 1.0 percent pre-tax royalty rate.
(8)	The contributory asset charge for the license was based on the calculated fair value of the operating licenses and a required rate of return of 10.0 percent. Beyond 2010, the license charge was kept constant as a percentage of subscriber revenue.
(9)	The contributory asset charge for the fixed assets was based on projected levels of fixed assets, the expected lives of the projected fixed assets, and a 4.32 percent after-tax required rate of return, which was based on the one-year LIBOR rate of 1.20 percent plus a 6.0 percent premium. The projected fixed asset levels and expected life of the projected fixed asset levels was based on the existing fixed asset balance, projected capital expenditures, and management's forecasted depreciation schedule.
(10)	The workforce contributory charge was based on a pre-tax workforce to revenue charge of 0.5 percent of revenue which was then tax-effected resulting in an after-tax workforce charge of 0.3 percent of revenue.

Marsh

U.S. Cellular Corp. ASC 350 Analysis WARA Analysis: Mid-Atlantic Reporting Unit As of November 1, 2009 ($ millions)			Exhibit 5

Asset Category	Fair Value	Required Return (1)	Weighted Average Return	Percent of Enterprise Value
Fixed Assets (2)	$342.1	4.3%	1.5%	35.8%
Subscribers (3)	$290.0	10.5%	3.2%	30.3%
Trade Name (4)	$43.3	12.5%	0.6%	4.5%
License (5)	$199.0	10.0%	2.1%	20.8%
Working Capital (6)	$36.9	2.5%	0.1%	3.9%
Goodwill (7)	$45.7	84.4%	4.0%	4.8%
Enterprise Value (8)	$957.0		11.5%	100.0%

Notes
(1)		Required return represents the after-tax return required for each asset category.
(2)		Fixed asset levels were obtained from balance sheets provided by management as of October 31, 2009, and were then adjusted to normalized levels based on discussions with management.
(3)		Based on the results of the valuation of the subscribers.
(4)		The fair value of the trade name, for the purpose of performing the WARA analysis only, was calculated using a relief from royalty methodology using projected billed revenue to subscribers, an after-tax royalty rate of 0.6 percent, a discount rate of 12.5 percent, and a 2.0 percent long-term growth rate.
(5)		Based on the results of the valuation of the Licenses.
(6)		Working capital is based on a normalized working capital level equal to 5.0 percent of 2010 projected revenue.
(7)		Calculated as the difference between the Enterprise Value and the cumulative fair value of the other assets.
(8)		Enterprise Value is based on the results of the DCF analysis.

Marsh

Appendix D: New England Reporting Unit

U.S. Cellular Corp. ASC 350 Analysis Discounted Cash Flow Analysis: New England Reporting Unit As of November 1, 2009 ($ millions)												Exhibit 1

					For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Total Cellular Service Revenue (1)	324.9	329.6	336.2	343.0	349.8	356.8	364.0	371.2	378.7	386.2	394.0	401.8
Growth		1.5%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Total Operating Expenses (1)	219.8	221.8	226.2	230.7	235.3	240.0	244.8	249.7	254.7	259.8	265.0	270.3
As a Percentage of Cellular Service Revenue	67.7%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%

EBITDA	105.1	107.9	110.1	112.3	114.5	116.8	119.1	121.5	123.9	126.4	128.9	131.5
As a Percentage of Cellular Service Revenue	32.3%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%

Depreciation (1)	18.6	23.4	28.5	33.7	38.9	44.3	49.7	55.3	42.3	43.3	44.2	48.7
As a Percentage of Cellular Service Revenue	5.7%	7.1%	8.5%	9.8%	11.1%	12.4%	13.7%	14.9%	11.2%	11.2%	11.2%	12.1%

EBIT	86.5	84.5	81.6	78.6	75.6	72.5	69.4	66.2	81.6	83.1	84.8	82.9
As a Percentage of Cellular Service Revenue	26.6%	25.6%	24.3%	22.9%	21.6%	20.3%	19.1%	17.8%	21.6%	21.5%	21.5%	20.6%

Income Tax Expense/(Benefit)(2)	34.6	33.8	32.6	31.4	30.2	29.0	27.8	26.5	32.6	33.2	33.9	33.1
As a Percentage of EBIT	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%

After-Tax Income	51.9	50.7	48.9	47.1	45.3	43.5	41.6	39.7	49.0	49.9	50.9	49.7
As a Percentage of Cellular Service Revenue	16.0%	15.4%	14.6%	13.7%	13.0%	12.2%	11.4%	10.7%	12.9%	12.9%	12.9%	12.4%

Marsh

U.S. Cellular Corp. ASC 350 Analysis Discounted Cash Flow Analysis: New England Reporting Unit As of November 1, 2009 ($ millions)												Exhibit 1

					For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Addback: Depreciation	18.6	23.4	28.5	33.7	38.9	44.3	49.7	55.3	42.3	43.3	44.2	48.7
As a Percentage of Cellular Service Revenue	5.7%	7.1%	8.5%	9.8%	11.1%	12.4%	13.7%	14.9%	11.2%	11.2%	11.2%	12.1%

Working Capital (3)	16.2	16.5	16.8	17.1	17.5	17.8	18.2	18.6	18.9	19.3	19.7	20.1
As a Percentage of Cellular Service Revenue	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

Less: Increase in Working Capital	17.8	0.2	0.3	0.3	0.3	0.3	0.4	0.4	0.4	0.4	0.4	0.4

Less: Capital Expenditures (1)	37.0	39.6	41.7	41.5	42.3	43.2	44.0	44.9	45.8	46.7	47.7	48.7
As a Percentage of Cellular Service Revenue	11.4%	12.0%	12.4%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%

Cash Flows	15.7	34.3	35.4	39.0	41.6	44.3	47.0	49.7	45.1	46.1	47.0	49.3
As a Percentage of Cellular Service Revenue	4.8%	10.4%	10.5%	11.4%	11.9%	12.4%	12.9%	13.4%	11.9%	11.9%	11.9%	12.3%

Period	0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50	11.50

Present Value Factor (4)	0.9470	0.8494	0.7618	0.6832	0.6127	0.5495	0.4928	0.4420	0.3964	0.3555	0.3189	0.2860

Present Value of Cash Flow	14.8	29.1	27.0	26.6	25.5	24.3	23.1	22.0	17.9	16.4	15.0	14.1

Sum of Present Values	$255.9

Residual Calculation
Residual Year Cash Flow (5)	$50.3
Divided by Capitalization Rate(6)	9.5%
Value of All Residual Year Cash flows	$529.6
Present Value Factor	0.2860
Present Value of Residual Cash Flows	$151.5

Enterprise Value of New England Community (7)	$407.0

Notes:

(1)	Revenue, operating expenses, depreciation, and capital expenditures were based on information provided by management.
(2)	Income taxes based on a marginal corporate tax rate of 40.0 percent, as provided by management.
(3)

Projected working capital requirements were estimated to be 5.0 percent of total cellular service revenue based on discussions with management and industry analysis. The change in working capital for the period ending November 1, 2010 was based on the difference between the year-end projected working capital level and the actual working capital level as of November 1, 2009.

(4)	Based on the mid-point convention. Calculation as follows: 1 / (1 + Discount Rate)^Period. The discount rate employed was 11.5 percent.
(5)	Equal to the 2021 cash flows multiplied by one plus the long-term growth rate of 2.0 percent.
(6)	The capitalization rate is equal to the discount rate of 11.5 percent less the long-term growth rate of 2.0 percent.
(7)	Equal to the sum of the present value of the projected cash flows plus the present value of the residual cash flows.

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Operating Licenses - Greenfield Method: New England Reporting Unit As of November 1, 2009 ($ millions)																		Exhibit 2a

	For the Twelve Months Ending November 1,
	Build-Out Period								Projection Period After Build-Out
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028

Total Cellular Service Revenue(1)	$0.0	$22.7	$84.7	$156.8	$215.4	$264.0	$311.3	$345.5	$360.4	$373.0	$383.5	$392.3	$400.2	$408.2	$416.4	$424.7	$433.2	$441.8	$450.7
Growth		n/a	273.1%	85.0%	37.4%	22.6%	17.9%	11.0%	4.3%	3.5%	2.8%	2.3%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Total Operating Expenses(1)	0.0	59.1	169.5	172.5	193.9	211.2	217.9	233.7	242.4	250.9	258.0	263.9	269.2	274.6	280.1	285.7	291.4	297.2	303.2
As a Percentage of Cellular Service Revenue	NM	260.0%	200.0%	110.0%	90.0%	80.0%	70.0%	67.7%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%

EBITDA	0.0	(36.3)	(84.7)	(15.7)	21.5	52.8	93.4	111.7	118.0	122.1	125.5	128.4	131.0	133.6	136.3	139.0	141.8	144.6	147.5
As a Percentage of Cellular Service Revenue	NM	-160.0%	-100.0%	-10.0%	10.0%	20.0%	30.0%	32.3%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%

Depreciation (1)	4.9	14.1	21.1	24.6	26.1	27.8	29.8	19.8	25.6	31.6	37.7	43.7	49.6	55.8	62.0	47.5	48.6	49.5	54.6
As a Percentage of Cellular Service Revenue	NM	62.0%	24.9%	15.7%	12.1%	10.5%	9.6%	5.7%	7.1%	8.5%	9.8%	11.1%	12.4%	13.7%	14.9%	11.2%	11.2%	11.2%	12.1%

EBIT	(4.9)	(50.4)	(105.9)	(40.3)	(4.5)	25.0	63.6	91.9	92.4	90.5	87.9	84.8	81.3	77.8	74.3	91.5	93.2	95.1	92.9
As a Percentage of Cellular Service Revenue	0%	-222.0%	-124.9%	-25.7%	-2.1%	9.5%	20.4%	26.6%	25.6%	24.3%	22.9%	21.6%	20.3%	19.1%	17.8%	21.6%	21.5%	21.5%	20.6%

Income Tax Expense/(Benefit)(2)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	26.7	36.2	35.1	33.9	32.5	31.1	29.7	36.6	37.3	38.0	37.2
As a Percentage of EBIT	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	28.9%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%

Effective Tax Loss Carryforward (Cumulative)(3)	4.9	55.4	161.2	201.5	206.1	181.0	117.4	25.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

After-Tax Income(3)	(4.9)	(50.4)	(105.9)	(40.3)	(4.5)	25.0	63.6	91.9	65.6	54.3	52.7	50.9	48.8	46.7	44.6	54.9	55.9	57.1	55.8
As a Percentage of Cellular Service Revenue	NM	-222.0%	-124.9%	-25.7%	-2.1%	9.5%	20.4%	26.6%	18.2%	14.6%	13.7%	13.0%	12.2%	11.4%	10.7%	12.9%	12.9%	12.9%	12.4%

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Operating Licenses - Greenfield Method: New England Reporting Unit As of November 1, 2009 ($ millions)																	Exhibit 2a

	For the Twelve Months Ending November 1,
	Build-Out Period								Projection Period After Build-Out
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028

Addback: Depreciation	4.9	14.1	21.1	24.6	26.1	27.8	29.8	19.8	25.6	31.6	37.7	43.7	49.6	55.8	62.0	47.5	48.6	49.5	54.6
As a Percentage of Cellular Service Revenue	NM	62.0%	24.9%	15.7%	12.1%	10.5%	9.6%	5.7%	7.1%	8.5%	9.8%	11.1%	12.4%	13.7%	14.9%	11.2%	11.2%	11.2%	12.1%

Working Capital (4)	0.0	1.1	4.2	7.8	10.8	13.2	15.6	17.3	18.0	18.7	19.2	19.6	20.0	20.4	20.8	21.2	21.7	22.1	22.5
As a Percentage of Cellular Service Revenue	0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

Less: Increase in Working Capital	0.0	1.1	3.1	3.6	2.9	2.4	2.4	1.7	0.7	0.6	0.5	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4

Less: Capital Expenditures (1)	78.9	67.6	45.1	11.3	11.3	16.5	15.6	39.4	43.2	46.3	46.4	47.5	48.4	49.4	50.4	51.4	52.4	53.5	54.6
As a Percentage of Cellular Service Revenue	NM	297.6%	53.2%	7.2%	5.2%	6.3%	5.0%	11.4%	12.0%	12.4%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%

Cash Flows	(78.9)	(105.1)	(132.9)	(30.5)	7.3	33.8	75.5	70.6	47.2	39.0	43.5	46.6	49.6	52.7	55.8	50.6	51.7	52.7	55.3
As a Percentage of Cellular Service Revenue	0%	-462.6%	-156.8%	-19.5%	3.4%	12.8%	24.2%	20.4%	13.1%	10.5%	11.3%	11.9%	12.4%	12.9%	13.4%	11.9%	11.9%	11.9%	12.3%

Period	0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50	11.50	12.50	13.50	14.50	15.50	16.50	17.50	18.50

Present Value Factor (5)	0.9535	0.8668	0.7880	0.7164	0.6512	0.5920	0.5382	0.4893	0.4448	0.4044	0.3676	0.3342	0.3038	0.2762	0.2511	0.2283	0.2075	0.1886	0.1715

Present Value of Cash Flow	(75.2)	(91.1)	(104.7)	(21.9)	4.8	20.0	40.6	34.6	21.0	15.8	16.0	15.6	15.1	14.5	14.0	11.5	10.7	9.9	9.5

Sum of Present Values	($39.3)

Residual Calculation
Residual Year Cash Flow (6)	$56.4
Divided by Capitalization Rate(7)	8.0%
Value of All Residual Year Cash flows	$705.4
Present Value Factor	0.1715
Present Value of Residual Cash Flows	$121.0

Sum of present value of all Cash Flows(8)	$82.0
Tax Amortization Benefit(9)	$22.2
Fair Value of License - New England Community	$104.0

Notes:

(1)	Revenue, operating expenses, depreciation, and capital expenditures were based on information provided by management.
(2)	Income taxes based on a marginal corporate tax rate of 40.0 percent, as provided by management.
(3)	Tax loss carry forwards have been used to offset future taxable income attributable to the licenses.
(4)	Projected working capital requirements were estimated to be 5.0 percent of total cellular service revenue based on discussions with management and industry analysis.
(5)	Based on the mid-point convention. Calculation as follows: 1 / (1 + Discount Rate)^Period. The discount rate employed was 10.0 percent.
(6)	Equal to the 2028 cash flows multiplied by one plus the long-term growth rate of 2.0 percent.
(7)	The capitalization rate is equal to the discount rate of 10.0 percent less the long-term growth rate of 2.0 percent.
(8)	Equal to the sum of the present value of the projected cash flows plus the present value of the residual cash flows.
(9)	Amortization shield based on a fifteen-year amortization period, with a 10.0 percent discount rate, and a 40.0 percent tax rate.

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Operating Licenses - Excess Cash Flow Method: New England Reporting Unit As of November 1, 2009 ($ millions)										Exhibit 2b

					For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Total Cellular Service Revenue (1)	$324.9	$329.6	$336.2	$343.0	$349.8	$356.8	$364.0	$371.2	$378.7	$386.2	$394.0	$401.8
Growth		1.5%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Total Operating Expenses (1)	215.7	218.7	224.5	229.7	234.3	239.0	243.8	248.7	253.6	258.7	263.9	269.1
As a Percentage of Cellular Service Revenue	66.4%	66.3%	66.8%	67.0%	67.0%	67.0%	67.0%	67.0%	67.0%	67.0%	67.0%	67.0%

EBITDA	109.3	111.0	111.8	113.3	115.5	117.8	120.2	122.6	125.0	127.5	130.1	132.7
As a Percentage of Cellular Service Revenue	33.6%	33.7%	33.2%	33.0%	33.0%	33.0%	33.0%	33.0%	33.0%	33.0%	33.0%	33.0%

Depreciation (1)	18.6	23.4	28.5	33.7	38.9	44.3	49.7	55.3	42.3	43.3	44.2	48.7
As a Percentage of Cellular Service Revenue	5.7%	7.1%	8.5%	9.8%	11.1%	12.4%	13.7%	14.9%	11.2%	11.2%	11.2%	12.1%

EBIT	90.6	87.6	83.3	79.6	76.6	73.6	70.5	67.3	82.7	84.2	85.9	84.0
As a Percentage of Cellular Service Revenue	27.9%	26.6%	24.8%	23.2%	21.9%	20.6%	19.4%	18.1%	21.8%	21.8%	21.8%	20.9%

Income Tax Expense/(Benefit)(2)	34.6	33.8	32.6	31.4	30.2	29.0	27.8	26.5	32.6	33.2	33.9	33.1
As a Percentage of EBIT	38.2%	38.6%	39.2%	39.5%	39.5%	39.4%	39.4%	39.4%	39.5%	39.5%	39.5%	39.4%

After-Tax Income	56.0	53.8	50.7	48.1	46.4	44.5	42.7	40.8	50.1	51.0	52.0	50.9
As a Percentage of Cellular Service Revenue	17.2%	16.3%	15.1%	14.0%	13.3%	12.5%	11.7%	11.0%	13.2%	13.2%	13.2%	12.7%

Addback: Depreciation	18.6	23.4	28.5	33.7	38.9	44.3	49.7	55.3	42.3	43.3	44.2	48.7
As a Percentage of Cellular Service Revenue	5.7%	7.1%	8.5%	9.8%	11.1%	12.4%	13.7%	14.9%	11.2%	11.2%	11.2%	12.1%

Less: Charges for the use of Contributory Assets (3)
Working Capital Charge(4)	0.41	0.42	0.42	0.43	0.44	0.45	0.46	0.47	0.48	0.49	0.50	0.51
As a Percentage of Cellular Service Revenue	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Trademark/Trade Name Charge (5)	1.9	1.9	2.0	2.0	2.0	2.1	2.1	2.2	2.2	2.2	2.3	2.3
As a Percentage of Cellular Service Revenue	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%
Subscriber Charge (6)	13.0	13.2	13.4	13.5	13.6	13.8	14.1	14.4	14.7	15.0	15.3	15.6
As a Percentage of Cellular Service Revenue	4.0%	4.0%	4.0%	3.9%	3.9%	3.9%	3.9%	3.9%	3.9%	3.9%	3.9%	3.9%
Fixed Asset Charge (7)	22.4	28.2	34.3	40.6	46.9	53.3	59.9	66.6	51.0	52.2	53.2	58.6
As a Percentage of Cellular Service Revenue	6.9%	8.5%	10.2%	11.8%	13.4%	14.9%	16.4%	17.9%	13.5%	13.5%	13.5%	14.6%
Workforce Charge (8)	1.0	1.0	1.0	1.0	1.0	1.1	1.1	1.1	1.1	1.2	1.2	1.2
As a Percentage of Cellular Service Revenue	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%

Economic Margin	36.0	32.4	28.0	24.3	21.3	18.1	14.8	11.4	22.9	23.3	23.8	21.3
As a Percentage of Cellular Service Revenue	11.1%	9.8%	8.3%	7.1%	6.1%	5.1%	4.1%	3.1%	6.1%	6.0%	6.0%	5.3%

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Operating Licenses - Excess Cash Flow Method: New England Reporting Unit As of November 1, 2009 ($ millions)										Exhibit 2b

					For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Less: Goodwill Charge (9)	25.2	22.7	19.6	17.0	14.9	12.7	10.3	8.0	16.1	16.3	16.6	14.9
As a Percentage of Cellular Service Revenue	7.8%	6.9%	5.8%	5.0%	4.3%	3.5%	2.8%	2.2%	4.2%	4.2%	4.2%	3.7%
After - Tax Cash Flows	10.8	9.7	8.4	7.3	6.4	5.4	4.4	3.4	6.9	7.0	7.1	6.4
As a Percentage of Cellular Service Revenue	3.3%	3.0%	2.5%	2.1%	1.8%	1.5%	1.2%	0.9%	1.8%	1.8%	1.8%	1.6%
Period	0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50	11.50

Present Value Factor (10)	0.9535	0.8668	0.7880	0.7164	0.6512	0.5920	0.5382	0.4893	0.4448	0.4044	0.3676	0.3342
Present Value of Cash Flow	10.3	8.4	6.6	5.2	4.2	3.2	2.4	1.7	3.1	2.8	2.6	2.1

Sum of Present Values	$52.7

Residual Calculation
Residual Year Cash Flow (11)	$6.5
Divided by Capitalization Rate(12)	8.0%
Value of All Residual Year Cash Flows	$81.6
Present Value Factor	0.3342
Present Value of Residual Cash Flows	$27.3

Sum of present value of all Cash Flows	$79.9
Plus: Tax Shield(13)	21.6
Fair Value of New England Operating Licenses (Rounded)	$102.0

Notes:

(1)

Revenue, operating expenses, and depreciation were based on information provided by management. Operating expenses are adjusted to exclude the cost of growing the subscriber base as a return is taken on the subscribers over the entire projection period. This adjustment is calculated by multiplying the cost per gross add by the number of net adds in each year.

(2)

Income taxes based on a marginal corporate tax rate of 40.0 percent, as provided by management. While the cost of growing the subscriber base is not included as an operating expense, this cost is treated as an expense for the purpose of calculating projected taxes. As a result, calculated taxes are less than 40.0 percent of EBIT.

(3)	Charges for the use of contributory assets represent the required return on the assets employed to generate future income streams. These charges are discussed in the notes below.
(4)

Based on projected required working capital levels, equal to 5.0 percent of revenue, and an after-tax return equal to 2.52 percent, which was based on a pre-tax required rate of return of 4.20 percent, which was equal to the one-year LIBOR rate as of the Valuation Date plus a premium of 3.0 percent.

(5)

The trademark/trade name charge of 0.6 percent of revenue was based on a 1.0 percent pre-tax royalty rate. The charge was only applied to revenue associated with the subscribers, which was estimated to be 97.0 percent of cellular service revenue, per management.

(6)

The subscriber contributory asset charge represents a return on the subscribers and was based on the results of the valuation of the existing subscribers. The return on the subscribers is calculated based on the forecasted number of subscribers in each year, the concluded fair value per subscriber, and a required rate of return of 10.5 percent.

(7)

The contributory asset charge for the fixed assets was based on projected levels of fixed assets, the expected lives of the fixed assets, and a 4.32 percent after-tax required rate of return, which was based on the one-year LIBOR rate of 1.20 percent plus a 6.0 percent premium. The projected fixed asset levels and expected fixed asset lives were based on the existing fixed asset balance, projected capital expenditures, and management's forecasted depreciation schedule.

(8)

The workforce contributory charge, representing a return on the workforce, was based on a pre-tax workforce to revenue charge of 0.5 percent of revenue, which was then tax- effected resulting in an after-tax workforce charge of 0.3 percent of revenue.

(9)	The required return on goodwill was based on 70.0 percent of the economic margin.
(10)	Present value factors were calculated based on a discount rate of 10.0 percent using the mid-point convention. Present value factors were calculated as follows: 1 / (1 + Discount Rate)^Period.
(11)	Equal to the 2021 cash flows multiplied by one plus the long-term growth rate of 2.0 percent.
(12)	The capitalization rate is equal to the discount rate of 10.0 percent less the assumed long-term growth rate of 2.0 percent.
(13)	Amortization shield based on a fifteen-year amortization period, with a 10.0 percent discount rate, and a 40.0 percent tax rate.

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Subscribers: New England Reporting Unit As of November 1, 2009 ($ millions)									Exhibit 3

Twelve Months Ending November 1,	Discount Period (1)	Starting Subscribers (2) (000 s)	Average Annual Churn (3)	Subscribers Lost (4)	Ending Subscribers (5)	Average Subscribers(6)	ARPU (7)	Existing Subscriber Revenue (8)	Expected Cash Flow Margin (9)	After -Tax Cash Flow (10)	Present Value Factor (11)	Present Value Cash Flow (12)

2010	0.5	520	22.8%	118.6	402	461	$51.42	$284.4	12.9%	$36.8	0.9513	$35.0
2011	1.5	402	22.8%	91.6	310	356	51.08	218.1	13.0%	28.4	0.8609	24.5
2012	2.5	310	22.8%	70.7	239	275	51.08	168.4	13.1%	22.0	0.7791	17.2
2013	3.5	239	22.8%	54.6	185	212	51.08	130.0	13.3%	17.2	0.7051	12.1
2014	4.5	185	22.8%	42.1	143	164	51.08	100.3	13.2%	13.2	0.6381	8.4

Present Value of Cash Flows	$97.0
Add Tax Amortization Benefit	25.4
Fair Value of Existing Subscribers	$122.0

Number of Existing Subscribers (2)	520,132
Fair Value per Subscriber	$234.56

Notes:

(1)	Discounting periods calculated based on mid-period convention.
(2)	2010 subscribers based on information provided by management. Number of subscribers after 2010 derived on ending subscriber number from previous year.
(3)	Based on overall subscriber churn levels forecasted by management.
(4)	Equals starting subscribers multiplied by the average annual churn rate.
(5)	Equals starting subscribers minus subscribers lost.
(6)	Equals average of starting and ending subscribers.
(7)	Forecasted ARPU is based on management's projections.
(8)	Equals average subscribers multiplied by ARPU multiplied by 12 months.
(9)	Refer to Exhibit 4 for a detailed calculation of the cash flow margin attributable to the existing subscribers.
(10)	Equals revenue attributable to existing subscribers multiplied by the after-tax cash flow margin.
(11)	Based on mid-period earnings and a discount rate of 10.5 percent.
(12)	Equals after-tax cash flow multiplied by the present value factor.

Marsh

U.S. Cellular Corp. ASC 350 Analysis Subscriber Valuation Cash Flows: New England Reporting Unit As of November 1, 2009 ($ millions)				Exhibit 4

	For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014

Total Subscriber Revenue (1)	324.9	329.6	336.2	343.0	349.8
Growth		1.5%	2.0%	2.0%	2.0%

Total Operating Expenses (1)	219.8	221.8	226.2	230.7	235.3
As a Percentage of Subscriber Revenue	67.7%	67.3%	67.3%	67.3%	67.3%

EBITDA	105.1	107.9	110.1	112.3	114.5
As a Percentage of Subscriber Revenue	32.3%	32.7%	32.7%	32.7%	32.7%

Add: M&S Expense Attributable to New Subscribers(2)	36.6	36.5	37.4	39.1	39.3
As a Percentage of Subscriber Revenue	11.3%	11.1%	11.1%	11.4%	11.2%

Adjusted EBITDA	141.7	144.3	147.5	151.4	153.8
As a Percentage of Subscriber Revenue	43.6%	43.8%	43.9%	44.1%	44.0%

Depreciation(3)	36.3	37.0	37.7	38.4	39.2
As a Percentage of Subscriber Revenue	11.2%	11.2%	11.2%	11.2%	11.2%

Adjusted EBIT	105.3	107.4	109.8	113.0	114.6
As a Percentage of Subscriber Revenue	32.4%	32.6%	32.7%	32.9%	32.8%

Income Tax Expense/(Benefit)(4)	42.1	42.9	43.9	45.2	45.9
As a Percentage of EBIT	40.0%	40.0%	40.0%	40.0%	40.0%

After-Tax Income	63.2	64.4	65.9	67.8	68.8
As a Percentage of Total Cellular Revenue	19.5%	19.5%	19.6%	19.8%	19.7%

Addback: Depreciation	36.3	37.0	37.7	38.4	39.2
As a Percentage of Subscriber Revenue	11.2%	11.2%	11.2%	11.2%	11.2%

Less: Charges for the use of Contributory Assets (5)
Working Capital Charge(6)	0.4	0.4	0.4	0.4	0.4
As a Percentage of Subscriber Revenue	0.1%	0.1%	0.1%	0.1%	0.1%
Trademark/Trade Name Charge(7)	1.9	2.0	2.0	2.1	2.1
As a Percentage of Subscriber Revenue	0.6%	0.6%	0.6%	0.6%	0.6%
License Charge (8)	10.4	10.6	10.8	11.0	11.2
As a Percentage of Subscriber Revenue	3.2%	3.2%	3.2%	3.2%	3.2%
Fixed Asset Charge (9)	43.7	44.5	45.4	46.2	47.1
As a Percentage of Subscriber Revenue	13.5%	13.5%	13.5%	13.5%	13.5%
Workforce Charge(10)	1.0	1.0	1.0	1.0	1.0
As a Percentage of Subscriber Revenue	0.3%	0.3%	0.3%	0.3%	0.3%

After-Tax Cash Flows	42.1	42.9	44.0	45.5	46.0
As a Percentage of Subscriber Revenue	12.9%	13.0%	13.1%	13.3%	13.2%

Notes:

(1)	Revenue and operating expenses were based on projections provided by management.
(2)	Based on information provided by management.
(3)	Depreciation was based on normalized fixed asset levels.
(4)	Income taxes based on a marginal corporate tax rate of 40.0 percent, as provided by management.
(5)	Charges for the use of contributory assets represent the required return on the assets employed to generate future income streams. These charges are discussed in the notes below.
(6)

Based on projected required working capital levels, equal to 5.0 percent of revenue, and an after-tax return equal to 2.52 percent, which was based on a pre-tax required rate of return of 1.20 percent, equal to the one-year LIBOR rate as of the Valuation Date plus a 3.0 percent premium.

(7)	The trademark/trade name charge of 0.6 percent of revenue was based on a 1.0 percent pre-tax royalty rate.
(8)

The contributory asset charge for the license was based on the calculated fair value of the operating licenses and a required rate of return of 10.0 percent. Beyond 2010, the license charge was kept constant as a percentage of subscriber revenue.

(9)

The contributory asset charge for the fixed assets was based on projected levels of fixed assets, the expected lives of the projected fixed assets, and a 4.32 percent after-tax required rate of return, which was based on the one-year LIBOR rate of 1.20 percent plus a 6.0 percent premium. The projected fixed asset levels and expected life of the projected fixed asset levels was based on the existing fixed asset balance, projected capital expenditures, and management's forecasted depreciation schedule.

(10)

The workforce contributory charge was based on a pre-tax workforce to revenue charge of 0.5 percent of revenue which was then tax-effected resulting in an after-tax workforce charge of 0.3 percent of revenue.

Marsh

U.S. Cellular Corp. ASC 350 Analysis WARA Analysis: New England Reporting Unit As of November 1, 2009 ($ millions)			Exhibit 5

Asset Category	Fair Value	Required Return (1)	Weighted Average Return	Percent of Enterprise Value
Fixed Assets (2)	$130.4	4.3%	1.4%	32.1%
Subscribers (3)	$122.0	10.5%	3.1%	30.0%
Trade Name (4)	$19.0	12.5%	0.6%	4.7%
License (5)	$104.0	10.0%	2.6%	25.6%
Working Capital (6)	$16.2	2.5%	0.1%	4.0%
Goodwill (7)	$15.3	99.2%	3.7%	3.8%
Enterprise Value (8)	$407.0		11.5%	100.0%

Notes

(1)  Required return represents the after-tax return required for each asset category.

(2)  Fixed asset levels were obtained from balance sheets provided by management as of October 31, 2009, and were then adjusted to normalized levels based on discussions with management.

(3)  Based on the results of the valuation of the subscribers.

(4)  The fair value of the trade name, for the purpose of performing the WARA analysis only, was calculated using a relief from royalty methodology using projected billed revenue to subscribers, an after-tax royalty rate of 0.6 percent, a discount rate of 12.5 percent, and a 2.0 percent long-term growth rate.

(5)  Based on the results of the valuation of the Licenses.

(6)  Working capital is based on a normalized working capital level equal to 5.0 percent of 2010 projected revenue.

(7)  Calculated as the difference between the Enterprise Value and the cumulative fair value of the other assets.

(8)  Enterprise Value is based on the results of the DCF analysis.

Marsh

Appendix E: New York Reporting Unit

U.S. Cellular Corp. ASC 350 Analysis Discounted Cash Flow Analysis: New York Reporting Unit As of November 1, 2009 ($ millions)										Exhibit 1

	For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Total Cellular Service Revenue (1)	110.1	110.5	112.7	115.0	117.3	119.6	122.0	124.5	127.0	129.5	132.1	134.7
Growth		0.4%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Total Operating Expenses(1)	74.5	74.4	75.8	77.4	78.9	80.5	82.1	83.7	85.4	87.1	88.9	90.6
As a Percentage of Cellular Service Revenue	67.7%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%

EBITDA	35.6	36.2	36.9	37.6	38.4	39.2	39.9	40.7	41.6	42.4	43.2	44.1
As a Percentage of Cellular Service Revenue	32.3%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%

Depreciation (1)	7.3	8.9	10.6	12.4	14.1	15.9	17.7	19.6	14.2	14.5	14.8	16.3
As a Percentage of Cellular Service Revenue	6.6%	8.1%	9.4%	10.8%	12.0%	13.3%	14.5%	15.8%	11.2%	11.2%	11.2%	12.1%

EBIT	28.3	27.3	26.3	25.3	24.3	23.2	22.2	21.1	27.4	27.9	28.4	27.8
As a Percentage of Cellular Service Revenue	25.7%	24.7%	23.3%	22.0%	20.7%	19.4%	18.2%	17.0%	21.5%	21.5%	21.5%	20.6%

Income Tax Expense/(Benefit)(2)	11.3	10.9	10.5	10.1	9.7	9.3	8.9	8.5	10.9	11.1	11.4	11.1
As a Percentage of EBIT	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%

After-Tax Income	17.0	16.4	15.8	15.2	14.6	13.9	13.3	12.7	16.4	16.7	17.1	16.7
As a Percentage of Cellular Service Revenue	15.4%	14.8%	14.0%	13.2%	12.4%	11.7%	10.9%	10.2%	12.9%	12.9%	12.9%	12.4%

Marsh

U.S. Cellular Corp. ASC 350 Analysis Discounted Cash Flow Analysis: New York Reporting Unit As of November 1, 2009 ($ millions)										Exhibit 1

	For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Addback: Depreciation	7.3	8.9	10.6	12.4	14.1	15.9	17.7	19.6	14.2	14.5	14.8	16.3
As a Percentage of Cellular Service Revenue	6.6%	8.1%	9.4%	10.8%	12.0%	13.3%	14.5%	15.8%	11.2%	11.2%	11.2%	12.1%

Working Capital (3)	5.5	5.5	5.6	5.7	5.9	6.0	6.1	6.2	6.3	6.5	6.6	6.7
As a Percentage of Cellular Service Revenue	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

Less: Increase in Working Capital	(34.8)	0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1

Less: Capital Expenditures (1)	12.6	13.3	14.0	13.9	14.2	14.5	14.8	15.1	15.4	15.7	16.0	16.3
As a Percentage of Cellular Service Revenue	11.4%	12.0%	12.4%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%

Cash Flows	46.5	12.0	12.3	13.5	14.4	15.3	16.2	17.1	15.1	15.4	15.7	16.5
As a Percentage of Cellular Service Revenue	42.2%	10.8%	10.9%	11.7%	12.3%	12.8%	13.3%	13.7%	11.9%	11.9%	11.9%	12.3%

Period	0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50	11.50

Present Value Factor (4)	0.9470	0.8494	0.7618	0.6832	0.6127	0.5495	0.4928	0.4420	0.3964	0.3555	0.3189	0.2860

Present Value of Cash Flow	44.0	10.2	9.4	9.2	8.8	8.4	8.0	7.6	6.0	5.5	5.0	4.7

Sum of Present Values	$126.8

Residual Calculation
Residual Year Cash Flow (5)	$16.9
Divided by Capitalization Rate(6)	9.5%
Value of All Residual Year Cash flows	$177.6
Present Value Factor	0.2860
Present Value of Residual Cash Flows	$50.8

Enterprise Value of New York Community (7)	$178.0

Notes:

(1)	Revenue, operating expenses, depreciation, and capital expenditures were based on information provided by management.
(2)	Income taxes based on a marginal corporate tax rate of 40.0 percent, as provided by management.
(3)

Projected working capital requirements were estimated to be 5.0 percent of total cellular service revenue based on discussions with management and industry analysis. The change in working capital for the period ending November 1, 2010 was based on the difference between the year-end projected working capital level and the actual working capital level as of November 1, 2009.

(4)	Based on the mid-point convention. Calculation as follows: 1 / (1 + Discount Rate)^Period. The discount rate employed was 11.5 percent.
(5)	Equal to the 2021 cash flows multiplied by one plus the long-term growth rate of 2.0 percent.
(6)	The capitalization rate is equal to the discount rate of 11.5 percent less the long-term growth rate of 2.0 percent.
(7)	Equal to the sum of the present value of the projected cash flows plus the present value of the residual cash flows.

Marsh

Appendix F: Northwest Reporting Unit

U.S. Cellular Corp. ASC 350 Analysis Discounted Cash Flow Analysis: Northwest Reporting Unit As of November 1, 2009 ($ millions)									Exhibit 1

	For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Total Cellular Service Revenue (1)	263.0	266.9	272.3	277.7	283.3	288.9	294.7	300.6	306.6	312.7	319.0	325.4
Growth		1.5%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Total Operating Expenses(1)	177.9	179.6	183.1	186.8	190.5	194.4	198.2	202.2	206.3	210.4	214.6	218.9
As a Percentage of Cellular Service Revenue	67.7%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%

EBITDA	85.1	87.4	89.1	90.9	92.7	94.6	96.5	98.4	100.4	102.4	104.4	106.5
As a Percentage of Cellular Service Revenue	32.3%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%

Depreciation(1)	20.7	24.6	28.7	32.9	37.2	41.5	45.9	50.4	34.3	35.1	35.7	39.4
As a Percentage of Cellular Service Revenue	7.9%	9.2%	10.5%	11.9%	13.1%	14.4%	15.6%	16.8%	11.2%	11.2%	11.2%	12.1%

EBIT	64.3	62.8	60.4	58.0	55.6	53.1	50.6	48.0	66.1	67.3	68.7	67.1
As a Percentage of Cellular Service Revenue	24.5%	23.5%	22.2%	20.9%	19.6%	18.4%	17.2%	16.0%	21.6%	21.5%	21.5%	20.6%

Income Tax Expense/(Benefit)(2)	25.7	25.1	24.2	23.2	22.2	21.2	20.2	19.2	26.4	26.9	27.5	26.8
As a Percentage of EBIT	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%

After-Tax Income	38.6	37.7	36.2	34.8	33.3	31.9	30.3	28.8	39.6	40.4	41.2	40.3
As a Percentage of Cellular Service Revenue	14.7%	14.1%	13.3%	12.5%	11.8%	11.0%	10.3%	9.6%	12.9%	12.9%	12.9%	12.4%

Marsh

U.S. Cellular Corp. ASC 350 Analysis Discounted Cash Flow Analysis: Northwest Reporting Unit As of November 1, 2009 ($ millions)									Exhibit 1

	For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Addback: Depreciation	20.7	24.6	28.7	32.9	37.2	41.5	45.9	50.4	34.3	35.1	35.7	39.4
As a Percentage of Cellular Service Revenue	7.9%	9.2%	10.5%	11.9%	13.1%	14.4%	15.6%	16.8%	11.2%	11.2%	11.2%	12.1%

Working Capital (3)	13.1	13.3	13.6	13.9	14.2	14.4	14.7	15.0	15.3	15.6	15.9	16.3
As a Percentage of Cellular Service Revenue	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

Less: Increase in Working Capital	12.3	0.2	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3

Less: Capital Expenditures (1)	30.0	32.0	33.8	33.6	34.3	35.0	35.7	36.4	37.1	37.8	38.6	39.4
As a Percentage of Cellular Service Revenue	11.4%	12.0%	12.4%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%

Cash Flows	17.0	30.0	30.9	33.8	35.9	38.1	40.3	42.5	36.5	37.3	38.0	39.9
As a Percentage of Cellular Service Revenue	6.5%	11.2%	11.4%	12.2%	12.7%	13.2%	13.7%	14.1%	11.9%	11.9%	11.9%	12.3%

Period	0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50	11.50

Present Value Factor (4)	0.9470	0.8494	0.7618	0.6832	0.6127	0.5495	0.4928	0.4420	0.3964	0.3555	0.3189	0.2860

Present Value of Cash Flow	16.1	25.5	23.6	23.1	22.0	20.9	19.9	18.8	14.5	13.3	12.1	11.4

Sum of Present Values	$221.2

Residual Calculation
Residual Year Cash Flow (5)	$40.7
Divided by Capitalization Rate(6)	9.5%
Value of All Residual Year Cash flows	$428.8
Present Value Factor	0.2860
Present Value of Residual Cash Flows	$122.6

Enterprise Value of Northwest Community (7)	$344.0

Notes:

(1)	Revenue, operating expenses, depreciation, and capital expenditures were based on information provided by management.
(2)	Income taxes based on a marginal corporate tax rate of 40.0 percent, as provided by management.
(3)

Projected working capital requirements were estimated to be 5.0 percent of total cellular service revenue based on discussions with management and industry analysis. The change in working capital for the period ending November 1, 2010 was based on the difference between the year-end projected working capital level and the actual working capital level as of November 1, 2009.

(4)	Based on the mid-point convention. Calculation as follows: 1 / (1 + Discount Rate)^Period. The discount rate employed was 11.5 percent.
(5)	Equal to the 2021 cash flows multiplied by one plus the long-term growth rate of 2.0 percent.
(6)	The capitalization rate is equal to the discount rate of 11.5 percent less the long-term growth rate of 2.0 percent.
(7)	Equal to the sum of the present value of the projected cash flows plus the present value of the residual cash flows.

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Operating Licenses - Greenfield Method: Northwest Reporting Unit As of November 1, 2009 ($ millions)																Exhibit 2a

	For the Twelve Months Ending November 1,
	Build-Out Period							Projection Period After Build-Out
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028

Total Cellular Service Revenue(1)	$0.0	$18.4	$56.1	$101.5	$155.0	$210.5	$255.4	$279.6	$291.8	$302.1	$310.7	$317.8	$324.2	$330.7	$337.3	$344.0	$350.9	$357.9	$365.1
Growth		n/a	205.1%	81.1%	52.7%	35.8%	21.3%	9.5%	4.4%	3.5%	2.8%	2.3%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Total Operating Expenses(1)	0.0	47.8	84.1	111.7	139.5	168.4	178.8	189.2	196.3	203.2	209.0	213.8	218.1	222.4	226.9	231.4	236.0	240.8	245.6
As a Percentage of Cellular Service Revenue	NM	260.0%	150.0%	110.0%	90.0%	80.0%	70.0%	67.7%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%	67.3%

EBITDA	0.0	(29.4)	(28.0)	(10.2)	15.5	42.1	76.6	90.4	95.5	98.9	101.7	104.0	106.1	108.2	110.4	112.6	114.8	117.1	119.5
As a Percentage of Cellular Service Revenue	NM	-160.0%	-50.0%	-10.0%	10.0%	20.0%	30.0%	32.3%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%	32.7%

Depreciation (1)	3.4	10.3	17.2	22.4	25.8	29.6	34.1	22.0	26.9	31.8	36.8	41.7	46.5	51.5	56.5	38.5	39.4	40.1	44.2
As a Percentage of Cellular Service Revenue	NM	56.2%	30.7%	22.1%	16.7%	14.0%	13.3%	7.9%	9.2%	10.5%	11.9%	13.1%	14.4%	15.6%	16.8%	11.2%	11.2%	11.2%	12.1%

EBIT	(3.4)	(39.8)	(45.3)	(32.6)	(10.3)	12.5	42.5	68.4	68.6	67.0	64.9	62.3	59.6	56.7	53.8	74.1	75.5	77.0	75.3
As a Percentage of Cellular Service Revenue	NM	-216.2%	-80.7%	-32.1%	-6.7%	6.0%	16.7%	24.5%	23.5%	22.2%	20.9%	19.6%	18.4%	17.2%	16.0%	21.6%	21.5%	21.5%	20.6%

Income Tax Expense/(Benefit)(2)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	24.3	26.8	25.9	24.9	23.8	22.7	21.5	29.7	30.2	30.8	30.1
As a Percentage of EBIT	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%

Effective Tax Loss Carryforward (Cumulative)(3)	3.4	43.2	88.5	121.0	131.4	118.8	76.3	7.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

After-Tax Income(3)	(3.4)	(39.8)	(45.3)	(32.6)	(10.3)	12.5	42.5	68.4	44.3	40.2	38.9	37.4	35.7	34.0	32.3	44.5	45.3	46.2	45.2
As a Percentage of Cellular Service Revenue	NM	-216.2%	-80.7%	-32.1%	-6.7%	6.0%	16.7%	24.5%	15.2%	13.3%	12.5%	11.8%	11.0%	10.3%	9.6%	12.9%	12.9%	12.9%	12.4%

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Operating Licenses - Greenfield Method: Northwest Reporting Unit As of November 1, 2009 ($ millions)															Exhibit 2a

	For the Twelve Months Ending November 1,
	Build-Out Period							Projection Period After Build-Out
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028

Addback: Depreciation	3.4	10.3	17.2	22.4	25.8	29.6	34.1	22.0	26.9	31.8	36.8	41.7	46.5	51.5	56.5	38.5	39.4	40.1	44.2
As a Percentage of Cellular Service Revenue	NM	56.2%	30.7%	22.1%	16.7%	14.0%	13.3%	7.9%	9.2%	10.5%	11.9%	13.1%	14.4%	15.6%	16.8%	11.2%	11.2%	11.2%	12.1%

Working Capital (4)	0.0	0.9	2.8	5.1	7.8	10.5	12.8	14.0	14.6	15.1	15.5	15.9	16.2	16.5	16.9	17.2	17.5	17.9	18.3
As a Percentage of Cellular Service Revenue	NM	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

Less: Increase in Working Capital	0.0	0.9	1.9	2.3	2.7	2.8	2.2	1.2	0.6	0.5	0.4	0.4	0.3	0.3	0.3	0.3	0.3	0.4	0.4

Less: Capital Expenditures (1)	55.1	55.1	55.1	27.6	27.6	31.8	40.3	31.9	35.0	37.5	37.6	38.5	39.2	40.0	40.8	41.6	42.5	43.3	44.2
As a Percentage of Cellular Service Revenue	NM	300.0%	98.3%	27.2%	17.8%	15.1%	15.8%	11.4%	12.0%	12.4%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%

Cash Flows	(55.1)	(85.5)	(85.1)	(40.0)	(14.7)	7.6	34.0	57.3	35.6	34.1	37.7	40.3	42.7	45.2	47.7	41.0	41.9	42.7	44.8
As a Percentage of Cellular Service Revenue	0%	-465.0%	-151.7%	-39.4%	-9.5%	3.6%	13.3%	20.5%	12.2%	11.3%	12.1%	12.7%	13.2%	13.7%	14.1%	11.9%	11.9%	11.9%	12.3%

Period	0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50	11.50	12.50	13.50	14.50	15.50	16.50	17.50	18.50

Present Value Factor (5)	0.9535	0.8668	0.7880	0.7164	0.6512	0.5920	0.5382	0.4893	0.4448	0.4044	0.3676	0.3342	0.3038	0.2762	0.2511	0.2283	0.2075	0.1886	0.1715

Present Value of Cash Flow	(52.6)	(74.1)	(67.0)	(28.7)	(9.6)	4.5	18.3	28.1	15.8	13.8	13.9	13.5	13.0	12.5	12.0	9.4	8.7	8.0	7.7

Sum of Present Values	($53.0)

Residual Calculation
Residual Year Cash Flow (6)	$45.7
Divided by Capitalization Rate(7)	8.0%
Value of All Residual Year Cash flows	$571.4
Present Value Factor	0.1715
Present Value of Residual Cash Flows	$98.0

Sum of present value of all Cash Flows(8)	$45.0
Tax Amortization Benefit(9)	12.2
Fair Value of License - Northwest Community	$57.0

Notes:

(1)	Revenue, operating expenses, depreciation, and capital expenditures were based on information provided by management.
(2)	Income taxes based on a marginal corporate tax rate of 40.0 percent, as provided by management.
(3)	Tax loss carry forwards have been used to offset future taxable income attributable to the licenses.
(4)	Projected working capital requirements were estimated to be 5.0 percent of total cellular service revenue based on discussions with management and industry analysis.
(5)	Based on the mid-point convention. Calculation as follows: 1 / (1 + Discount Rate)^Period. The discount rate employed was 10.0 percent.
(6)	Equal to the 2028 cash flows multiplied by one plus the long-term growth rate of 2.0 percent.
(7)	The capitalization rate is equal to the discount rate of 10.0 percent less the long-term growth rate of 2.0 percent.
(8)	Equal to the sum of the present value of the projected cash flows plus the present value of the residual cash flows.
(9)	Amortization shield based on a fifteen-year amortization period, with a 10.0 percent discount rate, and a 40.0 percent tax rate.

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Operating Licenses - Excess Cash Flow Method: Northwest Reporting Unit As of November 1, 2009 ($ millions)										Exhibit 2b

	For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Total Cellular Service Revenue (1)	$263.0	$266.9	$272.3	$277.7	$283.3	$288.9	$294.7	$300.6	$306.6	$312.7	$319.0	$325.4
Growth		1.5%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Total Operating Expenses (1)	174.5	177.0	181.7	186.0	189.7	193.5	197.4	201.3	205.3	209.5	213.6	217.9
As a Percentage of Cellular Service Revenue	66.4%	66.3%	66.8%	67.0%	67.0%	67.0%	67.0%	67.0%	67.0%	67.0%	67.0%	67.0%

EBITDA	88.5	89.9	90.5	91.7	93.5	95.4	97.3	99.3	101.3	103.3	105.3	107.5
As a Percentage of Cellular Service Revenue	33.6%	33.7%	33.2%	33.0%	33.0%	33.0%	33.0%	33.0%	33.0%	33.0%	33.0%	33.0%

Depreciation (1)	20.7	24.6	28.7	32.9	37.2	41.5	45.9	50.4	34.3	35.1	35.7	39.4
As a Percentage of Cellular Service Revenue	7.9%	9.2%	10.5%	11.9%	13.1%	14.4%	15.6%	16.8%	11.2%	11.2%	11.2%	12.1%

EBIT	67.8	65.3	61.8	58.8	56.4	53.9	51.4	48.9	67.0	68.2	69.6	68.1
As a Percentage of Cellular Service Revenue	25.8%	24.5%	22.7%	21.2%	19.9%	18.7%	17.5%	16.3%	21.8%	21.8%	21.8%	20.9%

Income Tax Expense/(Benefit)(2)	25.7	25.1	24.2	23.2	22.2	21.2	20.2	19.2	26.4	26.9	27.5	26.8
As a Percentage of EBIT	38.0%	38.4%	39.1%	39.4%	39.4%	39.4%	39.3%	39.3%	39.5%	39.5%	39.5%	39.4%

After-Tax Income	42.0	40.2	37.7	35.6	34.2	32.7	31.2	29.7	40.6	41.3	42.1	41.2
As a Percentage of Cellular Service Revenue	16.0%	15.1%	13.8%	12.8%	12.1%	11.3%	10.6%	9.9%	13.2%	13.2%	13.2%	12.7%

Addback: Depreciation	20.7	24.6	28.7	32.9	37.2	41.5	45.9	50.4	34.3	35.1	35.7	39.4
As a Percentage of Cellular Service Revenue	7.9%	9.2%	10.5%	11.9%	13.1%	14.4%	15.6%	16.8%	11.2%	11.2%	11.2%	12.1%

Less: Charges for the use of Contributory Assets (3)
Working Capital Charge(4)	0.33	0.34	0.34	0.35	0.36	0.36	0.37	0.38	0.39	0.39	0.40	0.41
As a Percentage of Cellular Service Revenue	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Trademark/Trade Name Charge (5)	1.5	1.6	1.6	1.6	1.6	1.7	1.7	1.7	1.8	1.8	1.9	1.9
As a Percentage of Cellular Service Revenue	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%
Subscriber Charge (6)	11.4	11.6	11.8	11.9	11.9	12.1	12.4	12.6	12.9	13.1	13.4	13.7
As a Percentage of Cellular Service Revenue	4.3%	4.4%	4.3%	4.3%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%
Fixed Asset Charge (7)	24.9	29.6	34.6	39.6	44.7	49.9	55.3	60.7	41.3	42.2	43.0	47.4
As a Percentage of Cellular Service Revenue	9.5%	11.1%	12.7%	14.3%	15.8%	17.3%	18.7%	20.2%	13.5%	13.5%	13.5%	14.6%
Workforce Charge (8)	0.8	0.8	0.8	0.8	0.8	0.9	0.9	0.9	0.9	0.9	1.0	1.0
As a Percentage of Cellular Service Revenue	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%

Economic Margin	23.8	20.9	17.3	14.2	11.8	9.2	6.5	3.7	17.6	17.8	18.2	16.2
As a Percentage of Cellular Service Revenue	9.0%	7.8%	6.3%	5.1%	4.2%	3.2%	2.2%	1.2%	5.7%	5.7%	5.7%	5.0%

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Operating Licenses - Excess Cash Flow Method: Northwest Reporting Unit As of November 1, 2009 ($ millions)									Exhibit 2b

	For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Less: Goodwill Charge (9)	16.7	14.6	12.1	10.0	8.3	6.4	4.5	2.6	12.3	12.5	12.8	11.4
As a Percentage of Cellular Service Revenue	6.3%	5.5%	4.4%	3.6%	2.9%	2.2%	1.5%	0.9%	4.0%	4.0%	4.0%	3.5%

After - Tax Cash Flows	7.1	6.3	5.2	4.3	3.5	2.8	1.9	1.1	5.3	5.4	5.5	4.9
As a Percentage of Cellular Service Revenue	2.7%	2.3%	1.9%	1.5%	1.3%	1.0%	0.7%	0.4%	1.7%	1.7%	1.7%	1.5%

Period	0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50	11.50

Present Value Factor (10)	0.9535	0.8668	0.7880	0.7164	0.6512	0.5920	0.5382	0.4893	0.4448	0.4044	0.3676	0.3342

Present Value of Cash Flow	6.8	5.4	4.1	3.1	2.3	1.6	1.0	0.5	2.3	2.2	2.0	1.6

Sum of Present Values	$33.1

Residual Calculation
Residual Year Cash Flow (11)	$5.0
Divided by Capitalization Rate(12)	8.0%
Value of All Residual Year Cash Flows	$62.1
Present Value Factor	0.3342
Present Value of Residual Cash Flows	$20.7

Sum of present value of all Cash Flows	$53.8
Plus: Tax Shield(13)	14.5
Fair Value of Northwest Licenses (Rounded)	$68.0

Notes:

(1)

Revenue, operating expenses, and depreciation were based on information provided by management. Operating expenses are adjusted to exclude the cost of growing the subscriber base as a return is taken on the subscribers over the entire projection period. This adjustment is calculated by multiplying the cost per gross add by the number of net adds in each year.

(2)

Income taxes based on a marginal corporate tax rate of 40.0 percent, as provided by management. While the cost of growing the subscriber base is not included as an operating expense, this cost is treated as an expense for the purpose of calculating projected taxes. As a result, calculated taxes are less than 40.0 percent of EBIT.

(3)	Charges for the use of contributory assets represent the required return on the assets employed to generate future income streams. These charges are discussed in the notes below.
(4)

Based on projected required working capital levels, equal to 5.0 percent of revenue, and an after-tax return equal to 2.52 percent, which was based on a pre-tax required rate of return of 4.20 percent, which was equal to the one-year LIBOR rate as of the Valuation Date plus a premium of 3.0 percent.

(5)

The trademark/trade name charge of 0.6 percent of revenue was based on a 1.0 percent pre-tax royalty rate. The charge was only applied to revenue associated with the subscribers, which was estimated to be 97.0 percent of cellular service revenue, per management.

(6)

The subscriber contributory asset charge represents a return on the subscribers and was based on the results of the valuation of the existing subscribers. The return on the subscribers is calculated based on the forecasted number of subscribers in each year, the concluded fair value per subscriber, and a required rate of return of 10.5 percent.

(7)

The contributory asset charge for the fixed assets was based on projected levels of fixed assets, the expected lives of the fixed assets, and a 4.32 percent after-tax required rate of return, which was based on the one-year LIBOR rate of 1.20 percent plus a 6.0 percent premium. The projected fixed asset levels and expected fixed asset lives were based on the existing fixed asset balance, projected capital expenditures, and management's forecasted depreciation schedule.

(8)

The workforce contributory charge, representing a return on the workforce, was based on a pre-tax workforce to revenue charge of 0.5 percent of revenue, which was then tax- effected resulting in an after-tax workforce charge of 0.3 percent of revenue.

(9)	The required return on goodwill was based on 70.0 percent of the economic margin.
(10)	Present value factors were calculated based on a discount rate of 10.0 percent using the mid-point convention. Present value factors were calculated as follows: 1 / (1 + Discount Rate)^Period.
(11)	Equal to the 2021 cash flows multiplied by one plus the long-term growth rate of 2.0 percent.
(12)	The capitalization rate is equal to the discount rate of 10.0 percent less the assumed long-term growth rate of 2.0 percent.
(13)	Amortization shield based on a fifteen-year amortization period, with a 10.0 percent discount rate, and a 40.0 percent tax rate.

Marsh

U.S. Cellular Corp. ASC 350 Analysis Valuation of Subscribers: Northwest Reporting Unit As of November 1, 2009 ($ millions)									Exhibit 3

Twelve Months Ending November 1,	Discount Period (1)	Starting Subscribers (2) (000 s)	Average Annual Churn (3)	Subscribers Lost (4)	Ending Subscribers (5)	Average Subscribers(6)	ARPU (7)	Existing Subscriber Revenue (8)	Expected Cash Flow Margin (9)	After -Tax Cash Flow (10)	Present Value Factor (11)	Present Value Cash Flow (12)

2010	0.50	420.9	22.8%	96.0	324.9	372.9	$51.42	$230.1	14.0%	$32.2	0.9513	$30.6
2011	1.50	324.9	22.8%	74.1	250.9	287.9	51.08	176.5	14.1%	24.8	0.8609	21.4
2012	2.50	250.9	22.8%	57.2	193.7	222.3	51.08	136.2	14.1%	19.2	0.7791	15.0
2013	3.50	193.7	22.8%	44.2	149.5	171.6	51.08	105.2	14.3%	15.0	0.7051	10.6
2014	4.50	149.5	22.8%	34.1	115.4	132.5	51.08	81.2	14.2%	11.5	0.6381	7.4

Present Value of Cash Flows	$84.9
Add Tax Amortization Benefit	22.2
Fair Value of Existing Subscribers	$107.0

Number of Existing Subscribers (2)	420,918
Fair Value per Subscriber	$254.21

Notes:

(1)	Discounting periods calculated based on mid-period convention.
(2)	2010 subscribers based on information provided by management. Number of subscribers after 2010 derived on ending subscriber number from previous year.
(3)	Based on overall subscriber churn levels forecasted by management.
(4)	Equals starting subscribers multiplied by the average annual churn rate.
(5)	Equals starting subscribers minus subscribers lost.
(6)	Equals average of starting and ending subscribers.
(7)	Forecasted ARPU is based on management's projections.
(8)	Equals average subscribers multiplied by ARPU multiplied by 12 months.
(9)	Refer to Exhibit 4 for a detailed calculation of the cash flow margin attributable to the existing subscribers.
(10)	Equals revenue attributable to existing subscribers multiplied by the after-tax cash flow margin.
(11)	Based on mid-period earnings and a discount rate of 10.5 percent.
(12)	Equals after-tax cash flow multiplied by the present value factor.

Marsh

U.S. Cellular Corp. ASC 350 Analysis Subscriber Valuation Cash Flows: Northwest Reporting Unit As of November 1, 2009 ($ millions)				Exhibit 4

	For the Twelve Months Ending November 1,
	2010	2011	2012	2013	2014

Total Subscriber Revenue (1)	263.0	266.9	272.3	277.7	283.3
Growth		1.5%	2.0%	2.0%	2.0%

Total Operating Expenses (1)	177.9	179.6	183.1	186.8	190.5
As a Percentage of Subscriber Revenue	67.7%	67.3%	67.3%	67.3%	67.3%

EBITDA	85.1	87.4	89.1	90.9	92.7
As a Percentage of Subscriber Revenue	32.3%	32.7%	32.7%	32.7%	32.7%

Add: M&S Expense Attributable to New Subscribers(2)	29.7	29.6	30.3	31.7	31.8
As a Percentage of Subscriber Revenue	11.3%	11.1%	11.1%	11.4%	11.2%

Adjusted EBITDA	114.7	116.9	119.5	122.6	124.5
As a Percentage of Subscriber Revenue	43.6%	43.8%	43.9%	44.1%	44.0%

Depreciation(3)	29.4	29.9	30.5	31.1	31.7
As a Percentage of Subscriber Revenue	11.2%	11.2%	11.2%	11.2%	11.2%

Adjusted EBIT	85.3	87.0	88.9	91.5	92.8
As a Percentage of Subscriber Revenue	32.4%	32.6%	32.7%	33.0%	32.8%

Income Tax Expense/(Benefit)(4)	34.1	34.8	35.6	36.6	37.1
As a Percentage of EBIT	40.0%	40.0%	40.0%	40.0%	40.0%

After-Tax Income	51.2	52.2	53.4	54.9	55.7
As a Percentage of Total Cellular Revenue	19.5%	19.6%	19.6%	19.8%	19.7%

Addback: Depreciation	29.4	29.9	30.5	31.1	31.7
As a Percentage of Subscriber Revenue	11.2%	11.2%	11.2%	11.2%	11.2%

Less: Charges for the use of Contributory Assets (5)
Working Capital Charge(6)	0.3	0.3	0.3	0.3	0.4
As a Percentage of Subscriber Revenue	0.1%	0.1%	0.1%	0.1%	0.1%
Trademark/Trade Name Charge(7)	1.6	1.6	1.6	1.7	1.7
As a Percentage of Subscriber Revenue	0.6%	0.6%	0.6%	0.6%	0.6%
License Charge (8)	5.7	5.8	5.9	6.0	6.1
As a Percentage of Subscriber Revenue	2.2%	2.2%	2.2%	2.2%	2.2%
Fixed Asset Charge (9)	35.4	36.0	36.7	37.4	38.2
As a Percentage of Subscriber Revenue	13.5%	13.5%	13.5%	13.5%	13.5%
Workforce Charge(10)	0.8	0.8	0.8	0.8	0.8
As a Percentage of Subscriber Revenue	0.3%	0.3%	0.3%	0.3%	0.3%

After-Tax Cash Flows	36.8	37.6	38.4	39.7	40.2
As a Percentage of Subscriber Revenue	14.0%	14.1%	14.1%	14.3%	14.2%

Notes:

(1)	Revenue and operating expenses were based on projections provided by management.
(2)	Based on information provided by management.
(3)	Depreciation was based on normalized fixed asset levels.
(4)	Income taxes based on a marginal corporate tax rate of 40.0 percent, as provided by management.
(5)	Charges for the use of contributory assets represent the required return on the assets employed to generate future income streams. These charges are discussed in the notes below.
(6)

Based on projected required working capital levels, equal to 5.0 percent of revenue, and an after-tax return equal to 2.52 percent, which was based on a pre-tax required rate of return of 1.20 percent, equal to the one-year LIBOR rate as of the Valuation Date plus a 3.0 percent premium.

(7)	The trademark/trade name charge of 0.6 percent of revenue was based on a 1.0 percent pre-tax royalty rate.
(8)

The contributory asset charge for the license was based on the calculated fair value of the license and a required rate of return of 10.0 percent. Beyond 2010, the license charge was kept constant as a percentage of subscriber revenue.

(9)

The contributory asset charge for the fixed assets was based on projected levels of fixed assets, the expected lives of the projected fixed assets, and a 4.32 percent after-tax required rate of return, which was based on the one-year LIBOR rate of 1.20 percent plus a 6.0 percent premium.  The projected fixed asset levels and expected life of the projected fixed asset levels was based on the existing fixed asset balance, projected capital expenditures, and management's forecasted depreciation schedule.

(10)

The workforce contributory charge was based on a pre-tax workforce to revenue charge of 0.5 percent of revenue which was then tax-effected resulting in an after-tax workforce charge of 0.3 percent of revenue.

Marsh

U.S. Cellular Corp. ASC 350 Analysis WARA Analysis: Northwest Reporting Unit As of November 1, 2009 ($ millions)			Exhibit 5

Asset Category	Fair Value	Required Return (1)	Weighted Average Return	Percent of Enterprise Value
Fixed Assets (2)	$122.0	4.3%	1.5%	35.5%
Subscribers (3)	$107.0	10.5%	3.3%	31.1%
Trade Name (4)	$15.4	12.5%	0.6%	4.5%
License (5)	$57.0	10.0%	1.7%	16.6%
Working Capital (6)	$13.1	2.5%	0.1%	3.8%
Goodwill (7)	$29.5	51.3%	4.4%	8.6%
Enterprise Value (8)	$344.0		11.5%	100.0%

Notes

(1)  Required return represents the after-tax return required for each asset category.

(2)  Fixed asset levels were obtained from balance sheets provided by management as of October 31, 2009, and were then adjusted to normalized levels based on discussions with management.

(3)  Based on the results of the valuation of the subscribers.

(4)  The fair value of the trade name, for the purpose of performing the WARA analysis only, was calculated using a relief from royalty methodology using projected billed revenue to subscribers, an after-tax royalty rate of 0.6 percent, a discount rate of 12.5 percent, and a 2.0 percent long-term growth rate.

(5)  Based on the results of the valuation of the Licenses.

(6)  Working capital is based on a normalized working capital level equal to 5.0 percent of 2010 projected revenue.

(7)  Calculated as the difference between the Enterprise Value and the cumulative fair value of the other assets.

(8)  Enterprise Value is based on the results of the DCF analysis.

Marsh

Appendix G: Calculation of WACC

U.S. Cellular Corp. ASC 350 Analysis Calculation of the WACC As of November 1, 2009 ($ millions except per share data)		Exhibit 1

Cost of Equity (Ke)
Risk Free Rate (Rf)(1)	4.19%
Equity Risk Premium (Rm - Rf) (2)	6.50%
Beta, Levered (based on Industry)(3)	1.49
Small Stock Risk Premium (SSRP) (4)	0.94%
Company-Specific Risk Premium (CSRP) (5)	3.00%
Calculated Cost of Equity (Rounded)	17.80%
Cost of Equity (CAPM) = Rf1+(B*Rm-Rf2) + SSRP +CSRP

Cost of Debt (Kd)
Pre-Tax Cost of Debt (6)	8.50%
Combined Effective Tax Rate (7)	40.0%
Calculated After-Tax Cost of Debt (Rounded)	5.10%
Cost of Debt = Baa Corporate Bond Yield * (1-Tax Rate)

	CALCULATION OF THE WACC

WACC	Estimated Cost of Capital	Capital Structure (Weight) (8)	Weighted Cost of Capital
Equity	17.80%	50.0%	8.90%
Debt	5.10%	50.0%	2.55%
WACC			11.45%
WACC = (Ke x Equity Weight) + (Kd x Debt Weight)		(Rounded)	11.50%

	TICKER	Levered Beta (9)	Price Share (10)	Shares Outstanding (11)	Market Value (MM)	Interest Bearing Debt (11)	Preferred Stock (11)	Minority Interest (11)	Total Capital	Unlevered Beta (12)	Equity to Capital

PRIMARY GUIDELINE COMPANIES
Centennial Communications Corp.	CYCL	0.87	8.46	111.2	940.4	2,026.3	0.00	1.43	2,968.1	NM	31.7%
Leap Wireless International Inc.	LEAP	1.34	13.22	77.4	1,023.4	2,760.3	0.00	77.81	3,861.5	NM	NM
Sprint Nextel Corp.	S	1.40	2.96	2,875.8	8,512.5	21,657.0	0.00	0.00	30,169.5	NM	NM
iPCS Inc.	IPCS	1.60	23.87	16.6	395.6	475.4	0.00	0.00	871.0	0.93	45.4%
MetroPCS Communications Inc.	PCS	0.99	6.23	352.1	2,193.9	3,613.0	0.00	7.06	5,814.0	0.50	37.7%
United States Cellular Corp.	USM	1.38	36.61	86.9	3,180.4	1,007.7	0.00	57.07	4,245.2	1.14	74.9%

	Mean	1.26			2,707.7	5,256.6			2,995.8	0.86	47.4%
	Median	1.36			1,608.7	2,393.3			4,053.3	0.93	41.6%

	APPLICATION TO SUBJECT COMPANY:			Unlevered Beta	Target Equity Market Value	Target Interest Bearing Debt	Preferred Stock	Minority Interest	Tax Rate	Levered Beta (12)

		Primary Guideline Companies		0.93	50.0%	50.0%	0%	0%	40%	1.49

Notes:

(1)	The risk-free rate utilized was the yield on 20-yr U.S. government bonds as of the Valuation Date.
(2)	The expected long-term equity risk premium is 6.5 percent as indicated by Ibbotson Associates' Stocks, Bonds, Bills & Inflation, 2009; Long-Horizon S&P ERP.
(3)	The beta utilized was the levered median beta of the guideline companies.
(4)	The premium as indicated by Ibbotson Associates' Stocks, Bonds, Bills & Inflation, 2009.
(5)	A Company-specific premium of 3.0 percent was applied based on facts and circumstances.
(6)	The pre-tax cost of debt was based on the U.S. Cellular's marginal cost of debt as well as a review of industry interest rates.
(7)	The effective tax rate utilized is the estimated tax rate used in the projections.
(8)	The capital structure/weight is based on our informed judgment and a review of the guideline companies.
(9)	Adjusted betas calculated on a weekly basis over the two week period prior to the Valuation Date.
(10)	As of the Valuation Date, per Capital IQ.
(11)	As of each company's most recent financial report, per Capital IQ.
(12)

Levering Calculations: Unlevered Beta = Beta (Observed) / [1+ ((Debt+Preferred Stock+Minority Interest)/Equity) * (1-t)]. Relevered Beta = Unlevered Beta * [1+ (Debt+Preferred Stock+Minority Interest)/Equity) * (1-t)].

Marsh

EXHIBIT B

Weighted Average Cost of Capital for Market Participants

[See Attached]

Weighted Average Cost of Capital

Market Participant Data - Wireless Industry

Weighted Average Cost of Capital – Market Participant Assumptions (1)

Table of Contents
As of November 01, 2009

Description	Sub-description	Schedule

Weighted Average Cost of Capital:

WACC - Market Participant Assumptions	One WACC point estimate incorporating data from 3 identified market participants, employing market and company specific data from Capital IQ	Schedule 1
WACC - Market Participant Assumptions	One WACC point estimate incorporating data from 8 identified market participants, employing market and company specific data from Capital IQ	Schedule 2
WACC - Market Participant Assumptions	Three WACC point estimates, one estimate for each market participant, employing market and company specific data from Capital IQ	Schedule 3
WACC - Market Participant Assumptions	Three WACC point estimates, one estimate for each market participant, employing market and company specific data from Capital IQ and Bloomberg	Schedule 4

WACC - Supporting Data	Capital Market Data and Market Capitalization	Support

Weighted Average Cost of Capital – Market Participant Assumptions (1)

SCHEDULE 1

As of November 01, 2009
$ in Thousands

(2) Guideline Public Company	Ticker	Interest-Bearing Debt	Preferred Equity	Market Capitalization	Total Invested Capital	Debt / Equity	Debt / Capital	Tax Rate	5-Year Monthly Beta	Unlevered Beta (3)	Relevered Beta (4)
Sprint Nextel Corp.	S	21,657,000	-	8,512,511	30,169,511	254.4%	71.8%	34.2%	1.12	0.42	0.51
AT&T, Inc.	T	72,664,000	-	151,453,000	224,117,000	48.0%	32.4%	33.6%	0.68	0.52	0.62
Verizon Communications Inc.	VZ	62,817,000	-	84,054,774	146,871,774	74.7%	42.8%	16.9%	0.58	0.36	0.43

Average		52,379,333	-	81,340,095	133,719,429	125.7%	49.0%	28.2%	0.79	0.43	0.52
Median		62,817,000	-	84,054,774	146,871,774	74.7%	42.8%	33.6%	0.68	0.42	0.51

Selected						33.3%	25.0%	38.0%			0.51

Assumptions				Sources
Risk-free rate (Rf)		4.2%		Interest rate for 20-year U.S. Treasury Bonds as of November 01, 2009 published by the U.S. Federal Reserve.
Equity risk premium (Rp)		6.0%		Based on work done by (i) Ibbotson Associates, Inc. in the widely published Stocks, Bonds, Bills, and Inflation yearbooks; (ii) studies of academic financial economists; (iii) a survey of pension and endowment executives; and (iv) professional judgment.
Selected relevered beta (B)		0.5		The beta is relevered using the selected target capital structure.
Small stock premium (Ssp)		1.0%		Represents the expected small stock premium of companies with a market capitalization larger than $7,500 million as published in the Ibbotson Associates, Inc. 2009 Valuation Edition Yearbook.
Company-specific risk premium (α)		0.0%
(5) Cost of equity (Ce)		8.2%

Pretax cost of debt (i)		5.6%		Moody's composite corporate bond interest rate as of November 01, 2009, as obtained from Capital IQ.
Effective tax rate (t)		38.0%		Represents long-term effective tax rate of a market participant.
(6) Cost of debt (Cd)		3.5%

Target industry debt as % of total capitalization (D)		25.0%
Target industry mkt. cap. as % of total cap. (E)		75.0%
Target industry debt/equity		33.3%

Weighted Average Cost of Capital (WACC)

	Required Return
		Weighting	WACC
Cost of equity (Ce)	8.2%	75.0%	6.2%
Cost of debt (Cd)	3.5%	25.0%	0.9%
(7) Weighted average cost of capital			7.0%

Weighted average cost of capital, rounded			7.0%

Note(s):

(1)	Some totals may not add due to rounding.
(2)	Guideline public company data obtained from Capital IQ.
(3)	Unlevered Beta = Beta (Observed) / [( 1 + D/E ( 1 - t )]
(4)	Relevered Beta = Unlevered Beta * [ 1 + D/E ( 1 - t )]
(5)	Cost of Equity (Ce) = Rf + B (Rp) + Ssp + (α)
(6)	Cost of Debt (Cd) = i * (1 - t)
(7)	WACC = Ce * E + Cd * D

Weighted Average Cost of Capital – Market Participant Assumptions (1)

SCHEDULE 2

As of November 01, 2009
$ in Thousands

(2) Guideline Public Company	Ticker	Interest-Bearing Debt	Preferred Equity	Market Capitalization	Total Invested Capital	Debt/Equity	Debt/Capital	Tax Rate	5-Year Monthly Beta	Unlevered Beta (3)	Relevered Beta (4)

Sprint Nextel Corp.	S	21,657,000	-	8,512,511	30,169,511	254.4%	71.8%	34.2%	1.12	0.42	0.51
Leap Wireless International Inc.	LEAP	2,759,779	-	1,023,413	3,783,192	269.7%	72.9%	-20.2%	1.54	0.36	0.44
MetroPCS Communications, Inc.	PCS	3,649,263	-	2,193,887	5,843,150	166.3%	62.5%	37.4%	0.50	0.24	0.29
United States Cellular Corp.	USM	1,007,640	-	3,180,352	4,187,992	31.7%	24.1%	-75.2%	0.90	0.58	0.70
Shenandoah Telecommunications Co.	SHEN	29,075	-	394,552	423,627	7.4%	6.9%	41.7%	0.37	0.35	0.42
NTELOS Holdings Corp.	NTLS	630,424	-	639,779	1,270,203	98.5%	49.6%	40.0%	0.81	0.51	0.61
Verizon Communications Inc.	VZ	62,817,000	-	84,054,774	146,871,774	74.7%	42.8%	16.9%	0.58	0.36	0.43
AT&T, Inc.	T	72,664,000	-	151,453,000	224,117,000	48.0%	32.4%	33.6%	0.68	0.52	0.62
average		20,651,773		31,431,534	52,083,306	118.8%	45.4%	13.5%	0.85	0.42	0.50
median		3,204,521		2,687,120	5,015,571	86.6%	46.2%	33.9%	0.85	0.39	0.47

Selected						33.3%	25.0%	38.0%			0.47

Assumptions			Sources
Risk-free rate (Rf)		4.2%	Interest rate for 30-year U.S. Treasury Bonds, as of November 01, 2009, published by the U.S Federal Reserve.
Equity risk premium (Rp)		6.0%	Based on work done by (i) Ibbotson Associates, Inc. in the widely published Stocks, Bonds, Bills, and Inflation yearbooks; (ii) studies of academic financial economists; (iii) a survey of pension and endowment executives; and (iv) professional judgment.
Selected relevered beta (B)		0.47	The beta is relevered using the selected target capital structure.
Small stock premium (Ssp)		1.0%	Represents the expected small stock premium of companies with a market capitalization larger than $7,500 million as published in the Ibbotson Associates, Inc. 2009 Valuation Edition Yearbook.
Company-specific risk premium (α)		0.0%
(5) Cost of equity (Ce)		8.0%

Pretax cost of debt (i)		6.4%	Moody's composite corporate bond interest rate as of November 01, 2009, as obtained from Capital IQ.
Effective tax rate (t)		38.0%	Represents long-term effective tax rate of a market participant.
(6) Cost of debt (Cd)		4.0%

Target industry debt as % of total capitalization (D)		25.0%
Target industry mkt. cap. as % of total cap. (E)		75.0%
Target industry debt/equity		33.3%

Weighted average Cost of Capital (WACC)

Required Return		Weighting	WACC
Cost of equity (Ce)	8.0%	75.0%	6.0%
Cost of debt (Cd)	4.0%	25.0%	1.0%
(7) Weighted average cost of capital			7.0%

Weighted average cost of capital, rounded			7.0%

Note(s):

(1)	Some totals may not add due to rounding.
(2)	Guideline public company data obtained from Capital IQ.
(3)	Unlevered Beta = Beta (Observed) / [( 1 + D/E ( 1 - t )]
(4)	Relevered Beta = Unlevered Beta * [ 1 + D/E ( 1 - t )]
(5)	Cost of Equity (Ce) = Rf + B (Rp) + Ssp + (α)
(6)	Cost of Debt (Cd) = i * (1 - t)
(7)	WACC = Ce * E + Cd * D

Weighted Average Cost of Capital – Market Participant Assumptions (1)

SCHEDULE 3

As of November 01, 2009
$ in Thousands

(2) Guideline Public Company	Sprint Nextel Corp.	AT&T, Inc.	Verizon Communications Inc.

(3) Risk-free rate (Rf)	4.2%	4.2%	4.2%
(4) Equity risk premium (Rp)	6.0%	6.0%	6.0%
(5) Levered Beta (B)	1.12	0.68	0.58
(6) Small stock premium (Ssp)	1.0%	0.0%	0.0%
(7) Cost of equity (Ce)	11.9%	8.3%	7.7%

(8) Pretax cost of debt (i)	7.5%	6.0%	6.5%
(9) Effective tax rate (t)	34.2%	33.6%	16.9%
(10) Cost of debt (Cd)	4.9%	4.0%	5.4%

(11) Debt as % of total capitalization (D)	71.8%	32.4%	42.8%
Market capitalization. as % of total cap. (E)	28.2%	67.6%	57.2%

Cost of equity (Ce)	3.4%	5.6%	4.4%
Cost of debt (Cd)	3.5%	1.3%	2.3%
(12) Weighted average cost of capital	6.9%	6.9%	6.7%

Range of Guideline Public Company WACCs	6.7%	to	6.9%

Note(s):

(1)	Some totals may not add due to rounding.
(2)	Guideline public company data obtained from Capital IQ.
(3)	Interest rate for 20-year U.S. Treasury Bonds as of November 01, 2009 published by the U.S. Federal Reserve.
(4)

Based on work done by Ibbotson Associates, Inc. in the widely published Stocks, Bonds, Bills, and Inflation yearbooks; (ii) studies of academic financial economists; (iii) a survey of pension and endowment executives.; and (iv) professional judgment.

(5)	Capital IQ
(6)	Represents the expected small stock premium of companies with a market capitalization larger than $7,500 million as published in the Ibbotson Associates, Inc. 2009 Valuation Edition Yearbook.
(7)	Cost of Equity (Ce) = Rf + B (Rp) + Ssp
(8)	Approximated from Capital IQ
(9)	Source: Capital IQ
(10)	Cost of Debt (Cd) = i * (1 - t)
(11)	Based on market capital structure
(12)	WACC = Ce * E + Cd * D

Weighted Average Cost of Capital – Market Participant Assumptions (1)

SCHEDULE 4

As of November 01, 2009
$ in Thousands

Market Data

ERP (2)	6.0%
Rf (3)	4.2%

Guideline Public Company (4)		Sprint		AT&T		Verizon

Equity (5)		8,512,511	28%	151,453,000	68%	84,054,774	57%
Debt (5)		21,657,000	72%	72,664,000	32%	62,817,000	43%
		30,169,511		224,117,000		146,871,774

Beta (6)		1.042		0.677		0.598
SSP		0.62%		-0.36%		-0.36%
Ce (7)		11.1%	14.77%	7.9%	9.98%	7.4%	9.56%

Debt Yield (8)		7.50%		6.00%		6.50%
Tax Rate		34%		34%		17%
Cd (9)		4.9%	7.83%	4.0%	2.29%	5.4%	3.05%

WACC (10)		6.66%		6.63%		6.56%

Bloomberg WACC (11)		10.25%		7.58%		6.87%

(1)	Some totals may not add due to rounding.
(2)

Based on work done by Ibbotson Associates, Inc. in the widely published Stocks, Bonds, Bills, and Inflation yearbooks; (ii) studies of academic financial economists; (iii) a survey of pension and endowment executives; and (iv) professional judgment.

(3)	Interest rate for 20-year U.S. Treasury Bonds a published by the U.S. Federal Reserve.
(4)	Guideline public company data obtained from Capital IQ.
(5)	Sourced from Capital IQ
(6)	Sourced from Bloomberg
(7)	Cost of Equity (Ce) = Rf + B (Rp) + Ssp
(8)	Debt Yield - approximated from Cap IQ
(9)	Cost of Debt (Cd) = i * (1 - t)
(10)	WACC = Ce * E + Cd * D
(11)	Bloomberg WACC as of Q1 2010 (Note: Bloomberg does not provide historical WACCs)

Weighted Average Cost of Capital – Market Participant Assumptions (1)

SUPPORT

As of November 01, 2009
$ in Thousands

Historical Capital Structure of Guideline Companies (5 year)
	Debt to Capital	Equity to Capital	Debt to Equity
Average	31.2%	68.8%	45.3%
Median	26.6%	73.4%	36.3%

Ticker		Interest Bearing Debt	Preferred Equity	Market Capitalization	TIC	Debt to Equity	Debt to Capital
S
	12/31/2008	21,610,000	-	5,227,943	26,837,943	413.4%	80.5%
	12/31/2007	22,130,000	-	37,343,058	59,473,058	59.3%	37.2%
	12/31/2006	22,154,000	-	54,684,730	76,838,730	40.5%	28.8%
	12/31/2005	25,014,000	247,000	69,016,354	94,277,354	36.2%	26.5%
	12/31/2004	17,204,000	247,000	36,553,548	54,004,548	47.1%	31.9%
	5 Year Average					119.3%	41.0%
	5 Year Median					47.1%	31.9%

		Interest Bearing Debt	Preferred Equity	Market Capitalization	TIC	Debt to Equity	Debt to Capital
T
	12/31/2008	74,991,000	-	167,950,500	242,941,500	44.7%	30.9%
	12/31/2007	64,115,000	-	252,051,384	316,166,384	25.4%	20.3%
	12/31/2006	59,796,000	-	137,383,747	197,179,747	43.5%	30.3%
	12/31/2005	30,570,000	-	95,836,423	126,406,423	31.9%	24.2%
	12/31/2004	26,965,000	-	85,438,219	112,403,219	31.6%	24.0%
	5 Year Average					35.4%	25.9%
	5 Year Median					31.9%	24.2%

		Interest Bearing Debt	Preferred Equity	Market Capitalization	TIC	Debt to Equity	Debt to Capital
VZ
	12/31/2008	51,952,000	-	96,292,408	148,244,408	54.0%	35.0%
	12/31/2007	31,157,000	-	126,278,387	157,435,387	24.7%	19.8%
	12/31/2006	36,361,000	-	108,722,739	145,083,739	33.4%	25.1%
	12/31/2005	38,257,000	-	83,281,077	121,538,077	45.9%	31.5%
	12/31/2004	39,267,000	-	112,170,489	151,437,489	35.0%	25.9%
	5 Year Average					37.4%	26.6%
	5 Year Median					35.0%	25.9%